BED BATH & BEYOND INC.

Notice of 2009 Annual Meeting of Shareholders

Proxy Statement

2008 Annual Report

To Our Fellow Shareholders:

The challenges our Company has faced in the past year have been many. Economic uncertainty, rising unemployment, falling consumer confidence and a marked slowdown in housing activity have had, and will continue to have, an adverse effect on the general business climate and on our business. Despite these conditions, our Company continues to grow and to widen the gap between us and our competitors. This past and continued success is a tribute to the talented and dedicated associates who find additional ways to improve and enhance the customer shopping experience in our stores each day. The sense of ownership and entrepreneurship they possess and exhibit daily lies at the heart of our Company culture. Their goal and the goal of our Company has been and remains the same at all times: to be the customer's first choice for the merchandise categories we offer, domestically, interactively and in the longer term internationally.

Continued on page 1

Consolidated Selected Financial Data

(in thousands, except per share and selected operating data)

	Fiscal Year Ended [1]																
	Feb. 28, 2009	March 1, 2008 [2]	March 3, 2007	Feb. 25, 2006	Feb. 26, 2005	Feb. 28, 2004 [3]	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 26, 2000	Feb. 27, 1999	Feb. 28, 1998	March 1, 1997	Feb. 25, 1996	Feb. 26, 1995	Feb. 27, 1994	Feb. 28, 1993
STATEMENT OF EARNINGS DATA																	
Net sales	$7,208,340	$7,048,942	$ 6,617,429	$5,809,562	$5,147,678	$ 4,477,981	$ 3,665,164	$ 2,927,962	$ 2,396,655	$ 1,857,505	$ 1,382,345	$1,057,135	$ 816,912	$ 597,352	$ 437,807	$ 304,571	$ 216,411
Gross profit	2,873,236	2,925,231	2,835,402	2,485,748	2,186,301	1,876,664	1,518,547	1,207,566	986,459	766,801	576,125	441,016	341,168	250,036	183,819	127,972	90,528
Operating profit	673,896	838,022	889,401	879,171	792,414	639,343	480,057	346,100	272,838	209,340	158,052	118,914	90,607	67,585	51,685	36,906	26,660
Net earnings	425,123	562,808	594,244	572,847	504,964	399,470	302,179	219,599	171,922	131,229	97,346	73,142	55,015	39,459	30,013	21,887	15,960
Net earnings per share – Diluted [4]	$ 1.64	$ 2.10	$ 2.09	$ 1.92	$ 1.65	$ 1.31	$ 1.00	$ 0.74	$ 0.59	$ 0.46	$ 0.34	$ 0.26	$ 0.20	$ 0.14	$ 0.11	$ 0.08	$ 0.06
SELECTED OPERATING DATA																	
Number of stores open (at period end)	1,037	971	888	809	721	629	519	396	311	241	186	141	108	80	61	45	38
Total square feet of store space (at period end)	32,050,000	30,181,000	27,794,000	25,502,000	22,945,000	20,472,000	17,452,000	14,724,000	12,204,000	9,815,000	7,688,000	5,767,000	4,347,000	3,214,000	2,339,000	1,512,000	1,128,000
Percentage increase in comparable store sales	(2.4)%	1.0%	4.9%	4.6%	4.5%	6.3%	7.9%	7.1%	5.0%	9.2%	7.6%	6.4%	6.1%	3.8%	12.0%	10.6%	7.2%
Comparable store net sales (in 000's) [5]	$6,746,472	$6,457,268	$ 6,068,694	$5,281,675	$4,468,095	$ 3,902,308											
Number of comparable stores [5]	874	792	683	605	535	416											
BALANCE SHEET DATA (AT PERIOD END)																	
Working capital	$1,609,831	$1,065,599	$ 1,553,541	$1,082,399	$1,223,409	$ 1,199,752	$ 914,220	$ 715,439	$ 532,524	$ 360,585	$ 267,557	$ 188,293	$ 127,333	$ 91,331	$ 74,390	$ 56,001	$ 34,842
Total assets	4,268,843	3,844,093	3,959,304	3,382,140	3,199,979	2,865,023	2,188,842	1,647,517	1,195,725	865,800	633,148	458,330	329,925	235,810	176,678	121,468	76,654
Long-term debt	–	–	–	–	–	–	–	–	–	–	–	–	–	5,000	16,800	13,300	–
Shareholders' equity [6]	$3,000,454	$2,561,828	$ 2,649,151 [7]	$2,262,450	$2,203,762	$ 1,990,820	$ 1,451,921	$ 1,094,350	$ 817,018	$ 559,045	$ 411,087	$ 295,397	$ 214,361	$ 151,446	$ 108,939	$ 77,305	$ 54,643

[1] Each fiscal year represents 52 weeks, except for fiscal 2006 (ended March 3, 2007) and fiscal 2000 (ended March 3, 2001) which represent 53 weeks and fiscal 1996 (ended March 1, 1997) which represents 52 weeks and 6 days.

[2] On March 22, 2007, the Company acquired Buy Buy BABY, Inc.

[3] On June 19, 2003, the Company acquired Christmas Tree Shops, Inc.

[4] Net earnings per share amounts for fiscal 2000 and prior have been adjusted for two-for-one stock splits of the Company's common stock (each of which was effected in the form of a 100% stock dividend), which were distributed in fiscal 2000, 1998, 1996 and 1993. The Company has not declared any cash dividends in any of the fiscal years noted above.

[5] The Company has added this disclosure prospectively beginning with fiscal 2003 information.

[6] In fiscal 2008, 2007, 2006, 2005 and 2004, the Company repurchased approximately $48 million, $734 million, $301 million, $598 million and $350 million of its common stock, respectively.

[7] In fiscal 2006, the Company adopted Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" resulting in a one-time net reduction to Shareholders' equity. See Note 3 in the Consolidated Financial Statements.

BED BATH &
BEYOND
Beyond any store of its kind.

Corporate Office
650 Liberty Avenue
Union, NJ 07083
908/688-0888

June 1, 2009

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Re: Bed Bath & Beyond Inc.

Dear Sir or Madam:

Pursuant to Rule 14a-3(c), seven copies of the Bed Bath & Beyond Inc. (the "Company") Notice of 2009 Annual Meeting of Shareholders, Proxy Statement and 2008 Annual Report, which is being sent to security holders, are being provided to you solely for your information. The Annual Report portion of the enclosed document is not deemed to be "soliciting material" or to be "filed" with the Commission.

Please acknowledge receipt of the enclosed Annual Reports by stamping and returning the enclosed copy of this letter in the envelope provided for that purpose.

Sincerely yours,

Michael J. Callahan
Vice President – Corporate Counsel

Enclosures

cc: Klaus Eppler, Esq.

Since our Company was founded in 1971, long before we became a public company in 1992, we have always taken a disciplined approach to expense control while maintaining our focus on our customers and how we can improve their overall shopping experience. In these challenging times, we have intensified our efforts to control and reduce expenses. For example, we continue to systematically review the scope and frequency of services we receive from third parties, as well as reduce costs associated with running our corporate offices.

At the same time, while the competitive environment for the merchandise categories we offer continues to consolidate, our financial strength affords us the ability to attract new customers and do more for and with our current customers. We continue to test new merchandise initiatives throughout our stores, expand our bridal, baby and gift registry businesses and enhance our online shopping capabilities, as well as expand, relocate, renovate or remodel existing stores, and we remain committed to making the required investments in our Company's infrastructure to help position us for our continued success.

While other companies in our sector have significantly cut back on expansion, closed stores or have gone out of business entirely, our Company continues to grow. During fiscal 2008 we added 67 new stores consisting of 49 Bed Bath & Beyond stores throughout the United States and Canada, 11 Christmas Tree Shops stores, six buybuy BABY stores and one Harmon Face Values store. We also added additional Harmon Face Values and Fine Tabletop and Giftware departments in existing stores. At fiscal year end we operated 1,037 stores consisting of 930 Bed Bath & Beyond stores in 49 states, the District of Columbia, Puerto Rico and Canada; 52 Christmas Tree Shops stores, 15 buybuy BABY stores and 40 stores under the name of Harmon or Harmon Face Values. In addition, through a joint venture we operate two stores in the Mexico City market under the name "Home & More."

Our financial performance, while never satisfactory to us, continues to significantly outpace, on a comparative basis, the performance reported by others. Some highlights from fiscal 2008, our 38th year of operations and 17th as a public company are as follows:

- **Net earnings for the fiscal year ended February 28, 2009 were $1.64 per diluted share, compared with net earnings per diluted share of $2.10 for the prior year.**
- **Net sales for fiscal 2008 were approximately $7.2 billion, an increase of approximately 2.3% from the prior year's sales of $7.0 billion.**
- **Comparable store sales for fiscal 2008 decreased by approximately 2.4%.**
- **Capital spending for the year was approximately $216 million as compared to approximately $358 million last year when a new distribution center and e-service fulfillment center were built.**
- **Over $350 million in Free Cash Flow was generated.**

Although net sales for 2008 were negatively affected by the economic slowdown, including issues related to the housing industry, and liquidation sales held by a number of retailers, including a significant competitor of ours, we remain focused on our Company's long-term goals. Over time, we fully expect to benefit from the opportunities afforded by the current macroeconomic environment. In the years ahead, we expect to be able to point to 2008 as a year in which we made the appropriate investments to strengthen our infrastructure and gain market share and in so doing, further widened the gap between ourselves and our competitors.

Our results again demonstrate what can be achieved through the talents and dedication of our associates. As we move through the current fiscal year, we will continue to focus on the things we can control, including continuing to strengthen our relationships with our vendor, service and landlord partners. With their help and support we are confident that we will continue to overcome any economic challenges we face in the upcoming year.

Continued from page 1

We would like to close on a personal note. As noted in our proxy statement, one of our Directors, Robert Kaplan, has chosen not to stand for reelection to the Board. A director since 1994, Rob has been a great source of guidance and information for each of us and for our Company, and we are a better Company today for his contributions and his efforts. We want to thank him for his service and wish him well in his future endeavors.

We are very grateful for your continued support and look forward to working through the challenges ahead, as we continue to build a business of which we can all be proud and one that stands the test of time.

WARREN EISENBERG	LEONARD FEINSTEIN	STEVEN H. TEMARES
Co-Chairman and Director	*Co-Chairman and Director*	*Chief Executive Officer and Director*

June 1, 2009

CORPORATE PROFILE

Founded in 1971, Bed Bath & Beyond Inc. is a chain of retail stores that sell a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. The Company's stores combine superior service and a broad selection of items at everyday low prices. Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ Stock Market under the symbol BBBY and are included in the Standard & Poor's 500 Index and the NASDAQ-100 Index. The Company is counted among the Fortune 500 and the Forbes 2000.

PLEASE VOTE YOUR PROXY!

ELECTRONIC VOTING SAVES YOUR COMPANY MONEY

For the last several years, many of our shareholders have saved the Company money by voting their proxies via internet or telephone, rather than by return mail. This year, we again encourage all of our shareholders to take advantage of electronic voting.

Most Bed Bath & Beyond shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in one of these ways, you are considered a beneficial owner. Your broker or nominee has enclosed a voting instruction form for you to use in directing them in how to vote your shares. Most institutions make internet or telephone voting options available to their beneficial owners, so please see the voting instruction form for specific information.

If your shares are registered directly in your name with Bed Bath & Beyond's transfer agent, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy. We encourage our registered shareholders to vote:

By internet - **www.proxyvote.com** *or*

By touch-tone phone - **1-800-690-6903**

Have your proxy card in hand when you access the website or call the toll-free number. Then you can follow the directions provided.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY. The Company sells a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. The Company's objective is to be a customer's first choice for products and services in the categories offered, in the markets in which the Company operates.

The Company's strategy is to achieve this objective through excellent customer service, an extensive breadth and depth of assortment, everyday low prices, introduction of new merchandising offerings and development of its infrastructure.

Operating in the highly competitive retail industry, the Company, along with other retail companies, is influenced by a number of factors including, but not limited to, general economic conditions including the housing market, fuel costs, and the overall macroeconomic environment, unusual weather patterns, consumer preferences and spending habits, competition from existing and potential competitors, and the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program.

The difficult conditions affecting the overall macroeconomic environment continued to impact the retail sector in general and the Company. The Company believes factors such as the increase in the unemployment rate and issues specific to the housing industry, including a decline in home values in conjunction with a downward trend in home sales, have negatively impacted consumer confidence and the level of discretionary spending by consumers, resulting in an adverse impact on the Company's net sales, net earnings and operating cash flows. The Company cannot predict whether, when or the manner in which these economic conditions will change.

Recently, a number of businesses in the retail industry, including a significant competitor of the Company, have announced their liquidations. The Company's results have been impacted and may continue to be impacted by these liquidations, including those within its sector of retailing. The Company believes this continued industry consolidation will provide an opportunity to gain market share and to improve its competitive position over the long term; however, the Company cannot, with any level of certainty, estimate the impact these liquidations will have on its future results of operations.

In light of the risks posed by the current macroeconomic environment, the Company continues to work to systematically review all expenditures with the goal of prudently managing its business. At the same time, the Company remains committed to making the required investments in its infrastructure to help position the Company for continued success. The Company continues to scrutinize and prioritize its capital needs while continuing to make investments, principally for new stores, existing store improvements, and other projects whose impact is considered as important to its future.

The following represents an overview of the Company's financial performance for the periods indicated:

- Net sales in fiscal 2008 (fifty-two weeks) increased approximately 2.3% to $7.208 billion; net sales in fiscal 2007 (fifty-two weeks) increased approximately 6.5% to $7.049 billion over net sales of $6.617 billion in fiscal 2006 (fifty-three weeks).
- Comparable store sales for fiscal 2008 decreased by approximately 2.4% as compared with an increase of approximately 1.0% and 4.9% in fiscal 2007 and 2006, respectively. Comparable store sales percentages are calculated based on an equivalent number of weeks for each annual period.

  A store is considered a comparable store when it has been open for twelve full months following its grand opening period (typically four to six weeks). Stores relocated or expanded are excluded from comparable store sales if the change in square footage would cause meaningful disparity in sales over the prior period. In the case of a store to be closed, such store's sales are not considered comparable once the store closing process has commenced. Since the first quarter of fiscal 2008, buybuy BABY has been included in the Company's comparable store sales calculation.
- Gross profit for fiscal 2008 was $2.873 billion or 39.9% of net sales compared with $2.925 billion or 41.5% of net sales for fiscal 2007 and $2.835 billion or 42.8% of net sales for fiscal 2006.
- Selling, general and administrative expenses ("SG&A") for fiscal 2008 were $2.199 billion or 30.5% of net sales compared with $2.087 billion or 29.6% of net sales for fiscal 2007 and $1.946 billion or 29.4% of net sales for fiscal 2006.
- The effective tax rate was 37.8%, 35.0% and 36.3% for fiscal years 2008, 2007 and 2006, respectively. The changes in the effective tax rate between fiscal 2008, fiscal 2007 and fiscal 2006 are due to the recognition of certain discrete tax items in each respective fiscal year.

- Net earnings for the fiscal year (fifty-two weeks) ended February 28, 2009 were $1.64 per diluted share ($425.1 million), compared to fiscal 2007 (fifty-two weeks) net earnings of $2.10 per diluted share ($562.8 million) and fiscal 2006 (fifty-three weeks) net earnings of $2.09 per diluted share ($594.2 million). Net earnings per diluted share include the impact of the Company's repurchases of its common stock.

During fiscal 2008, 2007 and 2006, the Company's capital expenditures were $215.9 million, $358.2 million and $317.5 million. Included in fiscal 2007's capital expenditures were costs associated with a new distribution center and a new E-service fulfillment center to support the Company's growth.

Since May 2008, the Company, through a joint venture, operates two stores in Mexico under the name "Home & More." The cost of investment in the joint venture totaled approximately $4.8 million, including fees.

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long-term objectives. In fiscal 2009, the Company expects to open approximately 50 to 54 new stores, including approximately 35 BBB stores throughout the United States and Canada, approximately six to eight CTS stores, approximately eight to ten buybuy BABY stores and one Harmon store. During fiscal 2008, the Company opened a total of 67 new stores, including 49 BBB stores throughout the United States and Canada, 11 CTS stores, one Harmon store and six buybuy BABY stores and closed one Harmon store. The Company currently has no outstanding bank borrowings, and for fiscal 2009, expects its operations to be entirely funded from internally generated sources.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated (i) selected statement of earnings data of the Company expressed as a percentage of net sales and (ii) the percentage change in dollar amounts from the prior year in selected statement of earnings data:

	Fiscal Year Ended				
	Percentage of Net Sales			Percentage Change from Prior Year	
	February 28, 2009	March 1, 2008	March 3, 2007	**February 28, 2009**	March 1, 2008
Net sales	**100.0%**	100.0%	100.0%	**2.3%**	6.5%
Cost of sales	**60.1**	58.5	57.2	**5.1**	9.0
Gross profit	**39.9**	41.5	42.8	**(1.8)**	3.2
Selling, general and administrative expenses	**30.5**	29.6	29.4	**5.4**	7.3
Operating profit	**9.3**	11.9	13.4	**(19.6)**	(5.8)
Earnings before provision for income taxes	**9.5**	12.3	14.1	**(21.0)**	(7.3)
Net earnings	**5.9**	8.0	9.0	**(24.5)**	(5.3)

Net Sales

Net sales in fiscal 2008 (fifty-two weeks) increased $159.4 million to $7.208 billion, representing an increase of 2.3% over $7.049 billion of net sales in fiscal 2007 (fifty-two weeks), which increased $431.5 million or 6.5% over the $6.617 billion of net sales in fiscal 2006 (fifty-three weeks). For fiscal 2008, the increase in net sales was generated by the Company's new store sales increase of 4.6% partially offset by the decrease in comparable store sales. For fiscal 2007, approximately 82% of the increase in net sales was attributable to an increase in the Company's new store sales, 26% of the increase was attributable to the acquisition of buybuy BABY, 15% of the increase was attributable to the increase in comparable store sales, all partially offset by 23% as a result of an additional week of sales in fiscal 2006.

For fiscal 2008, comparable store sales for 874 stores represented $6.746 billion of net sales; for fiscal 2007, comparable store sales for 792 stores represented $6.457 billion of net sales; and for fiscal 2006, comparable store sales for 683 stores represented

$6.069 billion of net sales. For fiscal 2008, the decrease in comparable store sales was approximately 2.4%. Net sales and comp sales continued to be negatively affected by the economic slowdown including issues specific to the housing industry and the liquidation sales of a number of retailers, including a significant competitor. For fiscal 2007, the increase in comparable store sales was approximately 1.0%. This increase reflected the continued consumer acceptance of the Company's merchandise offerings and advertising programs, but was negatively affected by the economic slowdown, in general, and by issues specific to the housing and mortgage industries in particular. In those areas of the Country that were reported to be the most significantly affected by these issues, notably Arizona, California, Florida and Nevada, sales were noticeably weaker than in less affected areas.

Sales of domestics merchandise accounted for approximately 43%, 44% and 46% of net sales in fiscal 2008, 2007 and 2006, respectively, of which the Company estimates that bed linens accounted for approximately 13%, 14% and 15% of net sales in fiscal 2008, 2007 and 2006, respectively. The remaining net sales in fiscal 2008, 2007 and 2006 of 57%, 56% and 54%, respectively, represented sales of home furnishings and other items. No other individual product category accounted for 10% or more of net sales during fiscal 2008, 2007 or 2006.

Gross Profit

Gross profit in fiscal 2008, 2007 and 2006 was $2.873 billion or 39.9% of net sales, $2.925 billion or 41.5% of net sales and $2.835 billion or 42.8% of net sales, respectively. The decrease in gross profit between fiscal 2008 and 2007 as a percentage of net sales was primarily due to an increase in inventory acquisition costs, an increase in coupon redemptions and the shift in the mix of merchandise sold as the Company continues to experience a higher percentage of sales of home furnishings. The decrease in gross profit between fiscal 2007 and 2006 as a percentage of net sales was primarily due to an increase in coupon redemptions associated with a heightened promotional environment, an increase in inventory acquisition costs and the shift in the mix of merchandise sold, as the Company continued to experience a higher percentage of sales of home furnishings.

Selling, General and Administrative expenses

SG&A was $2.199 billion or 30.5% of net sales in fiscal 2008, $2.087 billion or 29.6% of net sales in fiscal 2007 and $1.946 billion or 29.4% of net sales in fiscal 2006. The increase in SG&A between fiscal 2008 and 2007 as a percentage of net sales is primarily due to the 2.4% decline in comparable store sales, resulting in relative increases in occupancy costs (including rent, depreciation and real estate taxes), as well as relative increases in payroll-related items (including salaries and benefits). Also contributing to the increase in SG&A as a percentage of net sales were relative increases in advertising expenses, including increases in postage, paper and other production costs. The increase in SG&A between fiscal 2007 and 2006 as a percentage of net sales was primarily due to a relative increase in advertising expense as a result of increased distributions of advertising pieces in response to the heightened promotional environment and a relative increase in occupancy costs and other expenses, partially offset by a relative decrease in payroll and payroll related items (including a non-recurring pre-tax charge of $30 million in fiscal 2006 related to the Company's remediation program intended to protect its employees from certain adverse tax consequences arising pursuant to Internal Revenue Code Section 409A).

Operating Profit

Operating profit for fiscal 2008 was $673.9 million or 9.3% of net sales, $838.0 million or 11.9% of net sales in fiscal 2007 and $889.4 million or 13.4% of net sales in fiscal 2006. The year over year decreases in operating profit as a percentage of net sales were a result of changes in gross profit and SG&A, as discussed above.

Interest Income

Interest income in fiscal 2008, 2007 and 2006 was $9.4 million, $27.2 million and $43.5 million, respectively. Interest income decreased in fiscal 2008 compared to fiscal 2007 primarily as a result of lower interest rates. Interest income decreased in fiscal 2007 compared to fiscal 2006 primarily as a result of lower cash balances principally due to share repurchase activity in fiscal 2007.

Income Taxes

The effective tax rate was 37.8% for fiscal 2008, 35.0% for fiscal 2007 and 36.3% for fiscal 2006. For fiscal 2008, the tax rate included an approximate $0.8 million benefit primarily due to the recognition of certain discrete tax items and the changing of the blended state tax rate of deferred income taxes. For fiscal 2007, the tax rate included an approximate $21.6 million benefit primarily due to the effective settlement of certain discrete tax items from ongoing examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes.

The Company expects that Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–An Interpretation of FASB Statement No. 109" ("FIN 48") will continue to create volatility in the effective tax rate from year to year because the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

EXPANSION PROGRAM

The Company is engaged in an ongoing expansion program involving the opening of new stores in both new and existing markets, the expansion or relocation of existing stores and the continuous review of strategic acquisitions. In the 17 year period from the beginning of fiscal 1992 to the end of fiscal 2008, the chain has grown from 34 to 1,037 stores. Total square footage grew from 0.9 million square feet at the beginning of fiscal 1992 to 32.1 million square feet at the end of fiscal 2008. During fiscal 2008, the Company opened a total of 67 new stores, including 49 BBB stores throughout the United States and Canada, 11 CTS stores, one Harmon store and six buybuy BABY stores, and closed one Harmon store, all of which resulted in the aggregate addition of approximately 1.9 million square feet of store space. The Company opened its first international BBB store in Ontario, Canada in December 2007 and opened three additional stores in Canada during fiscal 2008. Since May 2008, the Company, through a joint venture, operates two stores in Mexico under the name "Home & More."

The Company plans to continue to expand its operations and invest in its infrastructure to reach its long-term objectives. In fiscal 2009, the Company expects to open approximately 50 to 54 new stores, including approximately 35 BBB stores throughout the United States and Canada, approximately six to eight CTS stores, approximately eight to ten buybuy BABY stores and one Harmon store. The Company currently has no outstanding bank borrowings, and for fiscal 2009, expects its operations to be entirely funded from internally generated sources.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2008 compared to Fiscal 2007

The Company has been able to finance its operations, including its expansion program, through internally generated funds. Net cash provided by operating activities in fiscal 2008 was $584.0 million, compared with $614.5 million in fiscal 2007. Year over year, the Company experienced a decrease in cash provided by net earnings, partially offset by lower cash used for the net components of working capital (primarily income taxes payable and merchandise inventories offset by merchandise credit and gift card liabilities and accrued expenses and other current liabilities).

Inventory per square foot was $51.24 as of February 28, 2009, a decrease of approximately 4.4% from $53.58 as of March 1, 2008. The Company continues to focus on optimizing inventory productivity while maintaining appropriate in-store merchandise levels to support sales.

Net cash used in investing activities in fiscal 2008 was $113.1 million, compared with net cash provided by investing activities of $101.7 million in fiscal 2007. In fiscal 2008, net cash used in investing activities was primarily due to $215.9 million of capital expenditures partially offset by $107.6 million of redemptions of investment securities. In fiscal 2007, net cash provided by investing activities was due to $545.8 million of redemptions of investment securities, net of purchases, partially offset by $358.2 million of capital expenditures and $85.9 million in payment for the acquisition of buybuy BABY.

Net cash used in financing activities in fiscal 2008 was $26.8 million, compared with $705.5 million in fiscal 2007. The decrease in net cash used in financing activities was primarily attributable to a decrease in common stock repurchases in the current year.

Fiscal 2007 compared to Fiscal 2006

Net cash provided by operating activities in fiscal 2007 was $614.5 million, compared with $613.6 million in fiscal 2006. Year over year, the Company experienced an increase in cash provided by net earnings, as adjusted for non-cash expenses (primarily deferred taxes and depreciation), which was offset by a decrease in the net components of working capital (primarily decreases in accounts payable and income taxes offset by an increase in merchandise inventories).

Inventory per square foot was $53.58 and $54.18 as of March 1, 2008 and March 3, 2007, respectively.

Net cash provided by investing activities in fiscal 2007 was $101.7 million, compared with net cash used in investing activities of $397.7 million in fiscal 2006. The increase in net cash provided by investing activities was attributable to an increase in the redemptions of investment securities, net of purchases, that was partially offset by the payment of $85.9 million for the acquisition of buybuy BABY and an increase in capital expenditures to $358.2 million in fiscal 2007 from $317.5 million in fiscal 2006.

Net cash used in financing activities in fiscal 2007 was $705.5 million, compared with $250.3 million in fiscal 2006. The increase in net cash used in financing activities was primarily attributable to common stock repurchased of $734.2 million in fiscal 2007 compared to $301.0 million in fiscal 2006 under the Company's stock repurchase program.

Auction Rate Securities

As of February 28, 2009, the Company held approximately $216.6 million of net investments in auction rate securities. Beginning in mid-February 2008 due to current market conditions, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities but do not affect the underlying collateral of the securities. All of these investments carry triple-A credit ratings from one or more of the major credit rating agencies and the Company believes that given their high credit quality, it will ultimately recover at par all amounts invested in these securities.

During fiscal 2008, the Company entered into an agreement with the investment firm that sold the Company a portion of its auction rate securities to redeem at par approximately $43.2 million of these securities. This agreement provides for, among other things, the option to redeem these securities at par during fiscal 2010. The Company recorded a net pre-tax other-than-temporary impairment loss of approximately $1.8 million related to these securities and also recorded $1.8 million of pre-tax income to reflect the fair value of the option to redeem these securities at par value. This resulted in no impact on the Company's net earnings for fiscal 2008 and the Company anticipates that any future changes in the fair value of the related auction rate securities will be offset by the changes in the fair value of the option with no material impact to the Company's net earnings.

The remainder of approximately $176.0 million of these securities at par had a temporary valuation adjustment of approximately $2.6 million to reflect their current lack of liquidity. Since this valuation adjustment is deemed to be temporary, it was recorded in accumulated other comprehensive loss, net of a related tax benefit of approximately $1.0 million, and did not affect the Company's net earnings for fiscal 2008.

The Company does not anticipate that any potential lack of liquidity in its auction rate securities, even for an extended period of time, will affect its ability to finance its operations, including its expansion program and planned capital expenditures. The Company continues to monitor efforts by the financial markets to find alternative means for restoring the liquidity of these investments. These investments are primarily classified as non-current assets until the Company has better visibility as to when their liquidity will be restored. The classification and valuation of these securities will continue to be reviewed quarterly.

During fiscal 2008, approximately $107.6 million of auction rate securities were redeemed at par. Subsequent to the end of fiscal 2008 through April 20, 2009, the Company additionally redeemed approximately $1.1 million at par.

Other Fiscal 2008 Information

At February 28, 2009, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 3, 2009 and February 26, 2010, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. In addition, under these uncommitted lines of credit, the Company can obtain unsecured standby letters of credit. During fiscal 2008, the Company did not have any direct borrowings under the uncommitted lines of credit. As of February 28, 2009, there was approximately $7.1 million of outstanding letters of credit and approximately $45.5 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates.

The Company believes that during fiscal 2009, internally generated funds will be sufficient to fund its operations, including its expansion program and planned capital expenditures.

Between December 2004 and September 2007, the Company's Board of Directors authorized, through several share repurchase programs, the repurchase of $2.950 billion of its shares of common stock. The Company was authorized to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations. The Company has approximately $919 million remaining of authorized share repurchases as of February 28, 2009. The execution of the Company's current share repurchase program will consider current business and market conditions, including but not limited to, the liquidity of its auction rate security investments.

The Company has contractual obligations consisting mainly of operating leases for stores, offices, warehouse facilities and equipment, purchase obligations and other long-term liabilities which the Company is obligated to pay as of February 28, 2009 as follows:

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations [1]	$ 3,162,758	$ 424,635	$ 794,043	$ 642,554	$ 1,301,526
Purchase Obligations [2]	418,697	418,697	—	—	—
Other long-term liabilities [3]	315,421	—	—	—	—
Total Contractual Obligations	$ 3,896,876	$ 843,332	$ 794,043	$ 642,554	$ 1,301,526

[1] *The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance and other costs. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are not known. As of February 28, 2009, the Company has leased sites for 41 new stores planned for opening in fiscal 2009 or 2010, for which aggregate minimum rental payments over the term of the leases are approximately $229.9 million and are included in the table above.*

[2] *Purchase obligations primarily consist of purchase orders for merchandise and capital expenditures.*

[3] *Amounts recorded as deferred rent and other liabilities and income taxes payable in the Consolidated Balance Sheet as of February 28, 2009 have been reflected only in the Total column in the table above as the timing and/or amount of any cash payment is uncertain. Deferred rent and other liabilities are primarily comprised of deferred rent, workers' compensation and general liability reserves and various other accruals.*

SEASONALITY

The Company exhibits less seasonality than many other retail businesses, although sales levels are generally higher in August, November and December, and generally lower in February and October.

INFLATION

The Company does not believe that its operating results have been materially affected by inflation during the past year. There can be no assurance, however, that the Company's operating results will not be affected by inflation in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued FIN 48. FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provided guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

On March 4, 2007, the Company adopted FIN 48 and recognized a $13.1 million increase to retained earnings to reflect the change to its liability for gross unrecognized tax benefits as required. The Company also recorded additional gross unrecognized tax benefits, and corresponding higher deferred tax assets, of $35.6 million as a result of the adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, a one-year deferral of SFAS No. 157's fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. In October 2008, the FASB also issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP No. 157-3 was effective upon issuance. On March 2, 2008, the Company adopted SFAS No. 157 and subsequently adopted FSP No. 157-3. The adoption of SFAS No. 157 and FSP

No. 157-3 for the Company's financial assets and liabilities did not have a material impact on its consolidated financial statements. The Company does not expect the adoption of SFAS No. 157 as it pertains to non-financial assets and liabilities to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). If the fair value option is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g. debt issue costs. The fair value election is irrevocable and may generally be made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. On March 2, 2008, the Company adopted SFAS No. 159 which did not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities–An Amendment of FASB Statement 133." SFAS No. 161 requires enhanced disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company does not believe SFAS No. 161 will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the presentation of financial statements that are presented in conformity with Generally Accepted Accounting Principles. SFAS 162 became effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." FSP No. 132(R)-1 amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits–an Amendment of FASB Statements No. 87, 88 and 106." FSP No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other post retirement plan. FSP No. 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company does not believe FSP No. 132(R)-1 will have a material impact on its consolidated financial statements.

REVIEW OF EQUITY GRANTS AND PROCEDURES AND RELATED MATTERS IN FISCAL 2006

In June 2006, the Company's Board of Directors appointed a special committee of independent directors with authority, among other things, to conduct an investigation with respect to the setting of exercise prices for employee stock options and related matters. The review identified various deficiencies in the process of granting and documenting stock options and restricted shares. As a result of the deficiencies, the Company revised the measurement dates for various option grants.

As a result of revised measurement dates for certain stock option grants, and the correction of various other errors, the Company determined that it had certain unrecorded non-cash equity-based compensation charges of $61.8 million, including related tax items related to fiscal years prior to 2006. In accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," the Company decreased beginning retained earnings for fiscal 2006 by $61.8 million within the accompanying Consolidated Financial Statements.

The Company's Board of Directors also approved a remediation program intended to protect over 1,600 employees from certain potential adverse tax consequences. These adverse tax consequences arise pursuant to Internal Revenue Code Section 409A as a result of historical deficiencies associated with certain of the Company's stock option grants that were disclosed through the Company's stock option review. As a result of this program, the Company made cash payments totaling approximately $30.0 million to over 1,600 employees in the fourth quarter of fiscal 2006, which resulted in a non-recurring, pre-tax stock-based compensation charge. The cash outlay primarily represented payments to employees in connection with increasing the exercise prices on certain stock option grants so as to protect them from certain potential adverse tax consequences. No executive officer received such payments. The Company believes it is likely the Company will recoup a substantial portion of the anticipated cash outlay over the next several years through higher proceeds from future stock option exercises, although this recovery would not flow through the income statement.

Counsel to the special committee notified the SEC of the review. Following such self-reporting, the SEC Staff commenced an informal inquiry and the United States Attorney's office for the District of New Jersey commenced an inquiry regarding these matters.

During fiscal 2007, the United States Attorney's Office for the District of New Jersey concluded its inquiry and indicated it will take no further action related to this matter. During the fiscal first quarter of 2009, the SEC Division of Enforcement informed the Company that it concluded its inquiry and was recommending that no enforcement action be taken with respect to this matter.

The Company's past stock option granting procedures have exposed the Company to risk factors that could have a material adverse affect on the Company's business and financial condition, including any tax implications relating to the Company's stock option grants.

CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, stock-based compensation and income taxes. Actual results could differ from these estimates.

Inventory Valuation: Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS are calculated using the first in first out cost method. Beginning on March 2, 2008 inventory costs for buybuy BABY are calculated using the weighted average retail inventory method, whereas previously, they were calculated using the first in first out cost method. The impact of the change in the method of accounting was not material to the Company's consolidated financial statements.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail values of inventories. The cost associated with determining the cost to retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

Impairment of Long-Lived Assets: The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded an impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

Goodwill and Other Indefinitely Lived Intangible Assets: The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Self Insurance: The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

Litigation: The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to such claims and legal actions and revises its estimates, as appropriate. The ultimate resolution of these ongoing matters as a result of future developments could have a material impact on the Company's earnings. The Company cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

Store Opening, Expansion, Relocation and Closing Costs: Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

Stock-Based Compensation: Under SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), the Company uses a Black-Scholes option-pricing model to determine the fair value of its stock options. The Black-Scholes model includes various assumptions, including the expected life of stock options, the expected risk free interest rate and the expected volatility. These assumptions reflect the Company's best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions had been used, total stock-based compensation cost, as determined in accordance with SFAS No. 123R, could have been materially impacted. Furthermore, if the Company uses different assumptions for future grants, stock-based compensation cost could be materially impacted in future periods.

The Company determines its assumptions for the Black-Scholes option-pricing model in accordance with SFAS No. 123R and/or SAB No. 107, "Share-Based Payment".

- The expected life of stock options is estimated based on historical experience.
- The expected risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.
- Commencing with fiscal 2008, the Company changed its methodology for expected volatility to be based on the average of historical and implied volatility. In changing its methodology, the Company considered, among other factors, the current events affecting the market environment at the date of grant and consistency by utilizing implied volatility as a component of its current methodology. The Company believes this approach more closely reflects what marketplace participants would likely use when considering the market environment to determine the expected volatility for the Company's stock options

(which vest over 3-7 years) on the date of grant. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date. For fiscal 2007 and 2006, the expected volatility was based solely on the implied volatility of the Company's call options, which had the same attributes as described above.

The Company is required to record stock-based compensation expense net of estimated forfeitures. The Company's forfeiture rate assumption used in determining its stock-based compensation expense is estimated based on historical data. The actual forfeiture rate could differ from these estimates.

Income Taxes: The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases.

During the fiscal first quarter of 2007, the Company adopted FIN 48. Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

The Company expects that FIN 48 will continue to create volatility in the effective tax rate from quarter to quarter because the Company is required each quarter to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

FORWARD-LOOKING STATEMENTS

This Annual Report, and in particular Management's Discussion and Analysis of Financial Condition and Results of Operations and the Shareholder Letter, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors that may be outside the Company's control. Such factors include, without limitation: general economic conditions including the housing market, fuel costs, and a declining overall macroeconomic environment; changes in the retailing environment and consumer preferences and spending habits; demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by the Company; unusual weather patterns; competition from existing and potential competitors; competition from other channels of distribution; pricing pressures; the cost of labor, merchandise and other costs and expenses; the ability to find suitable locations at acceptable occupancy costs to support the Company's expansion program; the impact of failed auctions for auction rate securities held by the Company; and matters arising out of or related to the Company's stock option grants and procedures and related matters, including any tax implications relating to the Company's stock option grants. The Company does not undertake any obligation to update its forward-looking statements. The SEC Division of Enforcement has concluded its inquiry with respect to matters arising out of and related to the Company's historical stock option grants and procedures and related matters and has advised the Company that the Division is recommending no enforcement action be taken related to this matter.

CONSOLIDATED BALANCE SHEETS

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands, except per share data)	February 28, 2009	March 1, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 668,209**	$ 224,084
Short term investment securities	**2,000**	—
Merchandise inventories	**1,642,339**	1,616,981
Other current assets	**250,251**	238,646
Total current assets	**2,562,799**	2,079,711
Long term investment securities	**221,134**	326,004
Property and equipment, net	**1,148,435**	1,121,906
Other assets	**336,475**	316,472
Total assets	**$ 4,268,843**	$ 3,844,093
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 514,734**	$ 570,605
Accrued expenses and other current liabilities	**247,508**	258,989
Merchandise credit and gift card liabilities	**165,621**	171,252
Current income taxes payable	**25,105**	13,266
Total current liabilities	**952,968**	1,014,112
Deferred rent and other liabilities	**227,209**	192,778
Income taxes payable	**88,212**	75,375
Total liabilities	**1,268,389**	1,282,265
Commitments and contingencies		
Shareholders' equity:		
Preferred stock - $0.01 par value; authorized - 1,000 shares; no shares issued or outstanding	**—**	—
Common stock - $0.01 par value; authorized - 900,000 shares; issued 314,678 and 312,229 shares, respectively; outstanding 259,701 and 258,920 shares, respectively	**3,147**	3,122
Additional paid-in capital	**878,568**	813,568
Retained earnings	**4,154,921**	3,729,766
Treasury stock, at cost	**(2,031,642)**	(1,983,590)
Accumulated other comprehensive loss	**(4,540)**	(1,038)
Total shareholders' equity	**3,000,454**	2,561,828
Total liabilities and shareholders' equity	**$ 4,268,843**	$ 3,844,093

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands, except per share data)	**February 28, 2009**	March 1, 2008	March 3, 2007
Net sales	**$ 7,208,340**	$ 7,048,942	$ 6,617,429
Cost of sales	**4,335,104**	4,123,711	3,782,027
Gross profit	**2,873,236**	2,925,231	2,835,402
Selling, general and administrative expenses	**2,199,340**	2,087,209	1,946,001
Operating profit	**673,896**	838,022	889,401
Interest income	**9,412**	27,210	43,478
Earnings before provision for income taxes	**683,308**	865,232	932,879
Provision for income taxes	**258,185**	302,424	338,635
Net earnings	**$ 425,123**	$ 562,808	$ 594,244
Net earnings per share - Basic	**$ 1.66**	$ 2.13	$ 2.12
Net earnings per share - Diluted	**$ 1.64**	$ 2.10	$ 2.09
Weighted average shares outstanding - Basic	**256,410**	264,824	280,199
Weighted average shares outstanding - Diluted	**258,619**	268,409	284,956

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Bed Bath & Beyond Inc. and Subsidiaries

(in thousands)	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK SHARES	TREASURY STOCK AMOUNT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance at February 25, 2006	306,156	$ 3,062	$ 575,559	$ 2,632,224	(25,166)	$ (948,395)	$ —	$ 2,262,450
Net earnings				594,244				594,244
Shares sold under employee stock option plans, including tax benefit	2,603	26	61,628					61,654
Issuance of restricted shares, net	991	10	(10)					—
Stock-based compensation expense, net			61,744					61,744
Repurchase of common stock, including fees					(7,510)	(301,002)		(301,002)
Adoption of SAB 108			38,288	(72,612)				(34,324)
Adoption of SFAS No. 158							4,385	4,385
Balance at March 3, 2007	309,750	3,098	737,209	3,153,856	(32,676)	(1,249,397)	4,385	2,649,151
Adoption of FIN 48				13,102				13,102
Comprehensive Income (Loss):								
Net earnings				562,808				562,808
Temporary impairment of auction rate securities, net of taxes							(4,516)	(4,516)
Pension adjustment, net of taxes							(736)	(736)
Currency translation adjustment							(171)	(171)
Comprehensive Income								557,385
Shares sold under employee stock option plans, including tax benefit	1,463	14	31,367					31,381
Issuance of restricted shares, net	1,016	10	(10)					—
Stock-based compensation expense, net			45,002					45,002
Repurchase of common stock, including fees					(20,633)	(734,193)		(734,193)
Balance at March 1, 2008	312,229	3,122	813,568	3,729,766	(53,309)	(1,983,590)	(1,038)	2,561,828
Comprehensive Income (Loss):								
Net earnings				425,123				425,123
Change in temporary impairment of auction rate securities, net of taxes							(615)	(615)
Unrealized loss included in net earnings, net of taxes							3,528	3,528
Pension adjustment, net of taxes							(4,593)	(4,593)
Currency translation adjustment							(1,822)	(1,822)
Comprehensive Income								421,621
Shares sold under employee stock option plans, including tax benefit	1,218	12	19,910					19,922
Issuance of restricted shares, net	1,224	13	(13)					—
Stock-based compensation expense, net			44,906					44,906
Director fees paid in stock	7		197					197
Repurchase of common stock, including fees					(1,668)	(48,052)		(48,052)
SFAS No. 158 change in measurement date effect				32				32
Balance at February 28, 2009	**314,678**	**$ 3,147**	**$ 878,568**	**$ 4,154,921**	**(54,977)**	**$ (2,031,642)**	**$ (4,540)**	**$ 3,000,454**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Bed Bath & Beyond Inc. and Subsidiaries

	FISCAL YEAR ENDED		
(in thousands)	**February 28, 2009**	March 1, 2008	March 3, 2007
Cash Flows from Operating Activities:			
Net earnings	**$ 425,123**	$ 562,808	$ 594,244
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**175,601**	157,770	132,955
Amortization of bond premium	**—**	1,538	3,532
Stock-based compensation	**43,708**	43,755	52,596
Tax benefit from stock-based compensation	**(1,183)**	2,719	6,691
Deferred income taxes	**(22,325)**	2,315	(87,225)
Other	**476**	—	—
(Increase) decrease in assets, net of effect of acquisition:			
Merchandise inventories	**(25,358)**	(96,673)	(204,080)
Trading investment securities	**(17)**	(3,020)	(2,958)
Other current assets	**(3,065)**	(16,217)	(38,241)
Other assets	**(954)**	529	(695)
(Decrease) increase in liabilities, net of effect of acquisition:			
Accounts payable	**(40,863)**	(31,764)	75,883
Accrued expenses and other current liabilities	**(13,301)**	15,774	9,784
Merchandise credit and gift card liabilities	**(5,631)**	24,430	30,223
Income taxes payable	**24,676**	(74,530)	21,575
Deferred rent and other liabilities	**27,083**	25,102	19,348
Net cash provided by operating activities	**583,970**	614,536	613,632
Cash Flows from Investing Activities:			
Purchase of held-to-maturity investment securities	**—**	—	(124,125)
Redemption of held-to-maturity investment securities	**—**	494,526	309,818
Purchase of available-for-sale investment securities	**—**	(1,495,155)	(1,443,115)
Redemption of available-for-sale investment securities	**107,550**	1,546,430	1,177,250
Capital expenditures	**(215,859)**	(358,210)	(317,501)
Investment in unconsolidated joint venture, including fees	**(4,786)**	—	—
Payment for acquisition, net of cash acquired	**—**	(85,893)	—
Net cash (used in) provided by investing activities	**(113,095)**	101,698	(397,673)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options	**17,650**	22,672	43,393
Excess tax benefit from stock-based compensation	**3,652**	5,990	14,001
Repurchase of common stock, including fees	**(48,052)**	(734,193)	(301,002)
Payment of deferred purchase price for acquisition	**—**	—	(6,667)
Net cash used in financing activities	**(26,750)**	(705,531)	(250,275)
Net increase (decrease) in cash and cash equivalents	**444,125**	10,703	(34,316)
Cash and cash equivalents:			
Beginning of period	**224,084**	213,381	247,697
End of period	**$ 668,209**	$ 224,084	$ 213,381

See accompanying Notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A. Nature of Operations

Bed Bath & Beyond Inc. and subsidiaries (the "Company") is a chain of retail stores, operating under the names Bed Bath & Beyond ("BBB"), Christmas Tree Shops ("CTS"), Harmon and Harmon Face Values ("Harmon") and buybuy BABY, which was acquired on March 22, 2007. (See "Acquisition," Note 2). Since May 2008, the Company, through a joint venture, operates two stores in Mexico under the name "Home & More." The Company sells a wide assortment of merchandise principally including domestics merchandise and home furnishings as well as food, giftware, health and beauty care items and infant and toddler merchandise. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

B. Fiscal Year

The Company's fiscal year is comprised of the 52 or 53 week period ending on the Saturday nearest February 28. Accordingly, fiscal 2008 and 2007 represented 52 weeks and ended on February 28, 2009 and March 1, 2008, respectively; fiscal 2006 represented 53 weeks and ended on March 3, 2007.

C. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

All significant intercompany balances and transactions have been eliminated in consolidation.

D. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as impairment of auction rate securities, inventory valuation, impairment of long-lived assets, goodwill and other indefinitely lived intangible assets, accruals for self insurance, litigation, store opening, expansion, relocation and closing costs, the provision for sales returns, vendor allowances, stock-based compensation and income taxes. Actual results could differ from these estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks, which typically settle within 5 business days, of $51.8 million and $49.3 million as of February 28, 2009 and March 1, 2008, respectively.

F. Investment Securities

Investment securities primarily consist of auction rate securities, which are securities with interest rates that reset periodically through an auction process. Auction rate securities are classified as available-for-sale or trading and are stated at fair value, which had historically been consistent with cost or par value due to interest rates which reset periodically, typically every 7, 28 or 35 days. As a result, there generally were no cumulative gross unrealized holding gains or losses relating to these auction rate securities. However, beginning in mid-February 2008 due to market conditions, the auction process for the Company's auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities, and affect their estimated fair values at February 28, 2009, but do not affect the underlying collateral of the securities. (See "Investment Securities," Note 7). All income from these investments is recorded as interest income.

Those investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity investments and are stated at amortized cost. Those investment securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are stated at fair market value.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Dividend and interest income are recognized when earned.

G. Inventory Valuation
Merchandise inventories are stated at the lower of cost or market. Inventory costs for BBB and Harmon are calculated using the weighted average retail inventory method and inventory costs for CTS are calculated using the first in first out cost method. Beginning on March 2, 2008 inventory costs for buybuy BABY are calculated using the weighted average retail inventory method, whereas previously, they were calculated using the first in first out cost method. The impact of the change in the method of accounting was not material to the Company's consolidated financial statements.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost to retail ratio to the retail values of inventories. The cost associated with determining the cost to retail ratio includes: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; duty, insurance and commissions.

At any one time, inventories include items that have been written down to the Company's best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise and anticipated demand. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

The Company estimates its reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of the Company's physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company's shrinkage has not been volatile.

The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company's merchandise inventories.

H. Property and Equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets (forty years for buildings; five to twenty years for furniture, fixtures and equipment; and three to seven years for computer equipment and software). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease. Depreciation expense is included within Selling, general and administrative expenses.

The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $81.1 million, $72.9 million and $67.0 million for fiscal 2008, 2007 and 2006, respectively.

I. Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment annually or when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. The Company has not historically recorded an impairment to its long-lived assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

J. Goodwill and Other Indefinitely Lived Intangible Assets
The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available, including estimates of fair value which incorporate assumptions marketplace

participants would use in making their estimates of fair value. The Company has not historically recorded an impairment to its goodwill and other indefinitely lived intangible assets. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.

Included within other assets in the accompanying consolidated balance sheets as of February 28, 2009 and March 1, 2008 is $198.7 million and $198.4 million, respectively, for goodwill, and $30.9 million in both years, for tradenames, which are not subject to amortization.

K. Self Insurance

The Company utilizes a combination of insurance and self insurance for a number of risks including workers' compensation, general liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company's claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self insurance accruals is required, the liability will be adjusted accordingly.

L. Deferred Rent

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease beginning as of the date the Company obtained possession of the leased premises. Deferred rent amounted to $79.5 million and $77.8 million as of February 28, 2009 and March 1, 2008, respectively.

Cash or lease incentives ("tenant allowances") received pursuant to certain store leases are recognized on a straight-line basis as a reduction to rent over the lease term. The unamortized portion of tenant allowances is included in deferred rent and other liabilities. Tenant allowances amounted to $72.7 million and $51.0 million as of February 28, 2009 and March 1, 2008, respectively.

M. Treasury Stock

Between December 2004 and September 2007, the Company's Board of Directors authorized, through several share repurchase programs, the repurchase of $2.950 billion of its shares of common stock. The Company was authorized to make repurchases from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations. During fiscal 2008, the Company repurchased approximately 1.7 million shares of its common stock at a total cost of approximately $48.1 million. During fiscal 2007, the Company repurchased approximately 20.6 million shares of its common stock at a total cost of approximately $734.2 million. During fiscal 2006, the Company repurchased approximately 7.5 million shares of its common stock at a total cost of approximately $301.0 million.

N. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, investment securities, accounts payable and certain other liabilities. The Company's investment securities consist primarily of auction rate securities which are stated at their approximate fair value. The book value of all financial instruments is representative of their fair values. On March 2, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115" (See "Fair Value Measurements," Note 6).

O. Revenue Recognition

Sales are recognized upon purchase by customers at the Company's retail stores or upon delivery for products purchased from its websites. The value of point of sale coupons and point of sale rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.

Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates, but are subject to state escheat regulations; as such, the Company does not record income associated with unredeemed gift cards.

Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment to the sales return accrual is required due to material changes in the returns activity, the reserve will be adjusted accordingly.

P. Cost of Sales

Cost of sales includes the cost of merchandise, buying costs and costs of the Company's distribution network including inbound freight charges, distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

Q. Vendor Allowances

The Company receives allowances from vendors in the normal course of business for various reasons including direct cooperative advertising, purchase volume and reimbursement for other expenses. Annual terms for each allowance include the basis for earning the allowance and payment terms which vary by agreement. All vendor allowances are recorded as a reduction of inventory cost, except for direct cooperative advertising allowances which are specific, incremental and identifiable. The Company recognizes purchase volume allowances as a reduction of the cost of inventory in the quarter in which milestones are achieved. Advertising costs were reduced by direct cooperative allowances of $14.9 million, $11.1 million and $10.6 million for fiscal 2008, 2007 and 2006, respectively.

R. Store Opening, Expansion, Relocation and Closing Costs

Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

S. Advertising Costs

Expenses associated with direct response advertising are expensed over the period during which the sales are expected to occur, generally four to six weeks, and all other expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $266.4 million, $239.6 million and $198.4 million for fiscal 2008, 2007 and 2006, respectively.

T. Stock-Based Compensation

The Company records stock-based compensation under the provisions of SFAS No.123R which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. The Company adopted SFAS No. 123R on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards as defined under SFAS No. 123R.

U. Income Taxes

The Company files a consolidated Federal income tax return. Income tax returns are also filed with each taxable jurisdiction in which the Company conducts business.

The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company intends to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings. In the event of repatriation to the U.S., such earnings would be subject to U.S. income taxes in most cases.

During the first quarter of 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" ("FIN 48"). Under FIN 48, the Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

V. Litigation
The Company records an estimated liability related to various claims and legal actions arising in the ordinary course of business which is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to such claims and legal actions and revises its estimates, as appropriate. The ultimate resolution of these ongoing matters as a result of future developments could have a material impact on the Company's earnings. The Company cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

W. Earnings per Share
The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding including the dilutive effect of stock-based awards as calculated under the treasury stock method.

Stock-based awards of approximately 15.3 million, 10.9 million and 8.6 million shares were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive for fiscal 2008, 2007 and 2006, respectively.

X. Segments
The Company accounts for its operations as one operating segment.

Y. Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations." SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. SFAS No. 141R determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities–An Amendment of FASB Statement 133." SFAS No. 161 requires enhanced disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. The Company does not believe SFAS No. 161 will have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the presentation of financial statements that are presented in conformity with Generally Accepted Accounting Principles. SFAS 162 became effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." FSP No. 132(R)-1 amends SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits–an Amendment of FASB Statements No. 87, 88 and 106" ("SFAS No. 132(R)"). FSP No. 132(R)-1 requires more detailed disclosures about the assets of a defined benefit pension or other post retirement plan. FSP No. 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Company does not believe FSP No. 132(R)-1 will have a material impact on its consolidated financial statements.

2. ACQUISITION

On March 22, 2007, the Company completed and announced the acquisition of buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. Based in Garden City, New York, buybuy BABY operated a total of 8 stores at the time of acquisition, in Maryland, New Jersey, New York and Virginia. The stores range in size from approximately 28,000 to 60,000 square feet and offer a broad assortment of premier infant and toddler merchandise in categories including furniture, car seats, strollers, feeding, bedding, bath, health and safety essentials, toys, learning and development products, clothing and a unique selection of seasonal and holiday products. (See "Transactions and Balances with Related Parties," Note 9).

The results of buybuy BABY's operations, which are not material, have been included in the consolidated financial statements since the date of acquisition.

3. STAFF ACCOUNTING BULLETIN NO. 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." The transition provisions of SAB 108 permit the Company to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. The Company adopted SAB 108 at the end of fiscal 2006. In accordance with SAB 108, the Company adjusted beginning retained earnings for fiscal 2006 in the accompanying consolidated financial statements for the items described below. The Company considers these adjustments to be immaterial to prior periods.

Review of Equity Grants and Procedures and Related Matters in Fiscal 2006

In June 2006, the Company's Board of Directors appointed a special committee of two independent members of the Board of Directors, with authority, among other things, to conduct an investigation with respect to the setting of exercise prices for employee stock options and related matters as the special committee deemed appropriate. The special committee retained independent counsel who engaged outside accounting advisors to assist with the review. This review was completed and on October 9, 2006, the special committee presented its report to the Company's Board of Directors.

The review of stock option grants and procedures identified various deficiencies in the process of granting and documenting stock options and restricted shares described below. As a result of the deficiencies, the special committee recommended, among other things, that the Company revise the measurement dates under APB No. 25, for 16 annual option grant dates, 26 monthly grant dates and 2 special grant dates (revisions of 2 annual, 4 monthly and 1 special grant dates have no accounting impact because prices on the revised dates were lower than on the measurement dates previously recorded by the Company). As a result of these revised measurement dates and the correction of various other errors relating to the accounting for equity-based compensation, the Company determined that from fiscal year 1993 through fiscal 2005, it had certain unrecorded non-cash equity-based compensation charges associated with its equity-based compensation plans.

As a result, the Company recorded an adjustment for unrecorded expense over the affected period (fiscal year 1993 through 2005) of $61.8 million, including related tax items. In accordance with the provisions of SAB 108, the Company decreased beginning retained earnings for fiscal year 2006 by $61.8 million within the accompanying Consolidated Financial Statements.

The Company does not believe that the net effect of this adjustment was material, either quantitatively or qualitatively, in any of the years covered by the review. In reaching that determination, the following quantitative measures were considered:

(in thousands) Fiscal Year	Net Adjustment, After Tax	Net Income As Reported	Net Adjustment, After Tax as a % of Net Income As Reported
2005	$ 11,488	$ 572,847	2.01%
2004	12,493	504,964	2.47%
2003	13,607	399,470	3.41%
2002	8,600	302,179	2.85%
2001	7,391	219,599	3.37%
2000	5,272	171,922	3.07%
1999	1,340	131,229	1.02%
1998	923	97,346	0.95%
1997	405	73,142	0.55%
1996	163	55,015	0.30%
1995	56	39,459	0.14%
1994	22	30,013	0.07%
1993	2	21,887	0.01%
Total	**$ 61,762**		

Rent and Lease Accounting

The Company accounts for scheduled rent increases contained in its leases on a straight-line basis over the term of the lease. In fiscal 2004, due to clarification by the Office of the Chief Accountant of the SEC, the Company changed its method of accounting to define the beginning of the lease term as the date the Company obtained possession of the leased premises. Prior to fiscal 2004, the Company's method of accounting defined the beginning of the lease term as the date the Company commenced lease payments. The Company recorded an adjustment to retained earnings and deferred rent and other liabilities to reflect these accounts as if the Company had always defined the beginning of the lease term as the date the Company obtained possession of the leased premises and to correspondingly increase deferred tax assets. The Company does not believe that the net effect of this adjustment which includes fiscal years 1993 through 2003 was material.

Impact of Adjustments

The impact of each of the items noted above, net of tax, on fiscal 2006 beginning balances are presented below:

(in thousands)	Review of Stock Option Grant Practices, Including Related Tax Items	Rent & Lease Accounting	Total
Other Assets	$ 11,273	$ 4,738	$ 16,011
Income Taxes Payable	(34,747)	—	(34,747)
Deferred Rent and Other Liabilities	—	(15,588)	(15,588)
Additional Paid-in Capital	(38,288)	—	(38,288)
Retained Earnings	61,762	10,850	72,612
Total	$ —	$ —	$ —

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

(in thousands)	**February 28, 2009**	March 1, 2008
Land and buildings	**$ 211,069**	$ 195,536
Furniture, fixtures and equipment	**774,087**	714,974
Leasehold improvements	**844,356**	760,335
Computer equipment and software	**372,720**	329,340
	2,202,232	2,000,185
Less: Accumulated depreciation and amortization	**(1,053,797)**	(878,279)
	$ 1,148,435	$ 1,121,906

5. LINES OF CREDIT

At February 28, 2009, the Company maintained two uncommitted lines of credit of $100 million each, with expiration dates of September 3, 2009 and February 26, 2010, respectively. These uncommitted lines of credit are currently and are expected to be used for letters of credit in the ordinary course of business. In addition, under these uncommitted lines of credit, the Company can obtain unsecured standby letters of credit. During fiscal 2008, the Company did not have any direct borrowings under the uncommitted lines of credit. As of February 28, 2009, there was approximately $7.1 million of outstanding letters of credit and approximately $45.5 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs. Although no assurances can be provided, the Company intends to renew both uncommitted lines of credit before the respective expiration dates.

At March 1, 2008, the Company maintained two uncommitted lines of credit of $100 million each. These uncommitted lines of credit were utilized for letters of credit in the ordinary course of business. During fiscal 2007, the Company did not have any direct borrowings under the uncommitted lines of credit. As of March 1, 2008, there was approximately $8.1 million of outstanding letters of credit and approximately $49.8 million of outstanding unsecured standby letters of credit, primarily for certain insurance programs.

6. FAIR VALUE MEASUREMENTS

On March 2, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure certain financial assets and liabilities at fair value (the "fair value option"). If the fair value option is elected, any upfront costs and fees related to the item must be recognized in earnings and cannot be deferred, e.g. debt issue costs. The fair value election is irrevocable and may generally be made on an instrument-by-instrument basis, even if a company has similar instruments that it elects not to fair value. At the adoption date, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. The Company chose not to elect the fair value option for its financial assets and liabilities existing on March 2, 2008, and did not elect the fair value option for any financial assets and liabilities transacted during fiscal 2008, except for a put option related to the Company's auction rate securities that was recorded in conjunction with a settlement agreement with one if its investment firms, as more fully described below.

On March 2, 2008, the Company also adopted SFAS No. 157, "Fair Value Measurements," as required for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, a one-year deferral of SFAS No. 157's fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. In October 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active." This FSP clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP No. 157-3 was effective upon issuance. The adoption of SFAS No. 157 and FSP No. 157-3 for the Company's financial assets and liabilities did not have a material impact on its consolidated financial statements. The Company does not expect the adoption of SFAS No. 157 as it pertains to non-financial assets and liabilities to have a material impact on its consolidated financial statements.

Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. SFAS No. 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 — Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 — Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of February 28, 2009, the Company's financial assets utilizing Level 1 inputs include short term and long term investment securities traded on active securities exchanges. The Company did not have any financial assets utilizing Level 2 inputs. Financial assets utilizing Level 3 inputs included long term investments in auction rate securities consisting of preferred shares of closed end municipal bond funds and securities collateralized by student loans, and a related put option.

In October 2008, the Company entered into an agreement (the "Agreement") with the investment firm that sold the Company a portion of its auction rate securities, which have a par value of approximately $43.2 million at February 28, 2009. By entering into the Agreement, the Company (1) received the right ("Put Option") to sell these auction rate securities back to the investment firm at par, at its sole discretion, anytime during the period from June 30, 2010 through July 2, 2012, and (2) gave the investment firm the right to purchase these auction rate securities or sell them on the Company's behalf at par anytime after the execution of the Agreement through July 2, 2012. The Company elected to measure the Put Option under the fair value option of SFAS No. 159. As of February 28, 2009, the fair value of the Put Option was approximately $1.8 million, and accordingly, for fiscal 2008, the Company recorded pre-tax income of approximately $1.8 million and a corresponding long term investment. Upon entering into the Agreement, the Company reclassified these auction rate securities at their fair value from available-for-sale to trading investment securities which requires the Company to recognize changes in the fair value of these securities in its Consolidated Statement of Earnings. At February 28, 2009, the fair value of these auction rate securities is approximately $41.4 million and during fiscal 2008, the Company recognized a net pre-tax other-than-temporary impairment loss of approximately $1.8 million. The recording of the Put Option and the recognition of the other-than-temporary impairment loss resulted in no impact to the Consolidated Statement of Earnings for fiscal 2008. The Company anticipates that any future changes in the fair value of the Put Option will be offset by the changes in the fair value of the related auction rate securities with no material impact to the Consolidated Statement of Earnings.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the Company's degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, SFAS No. 157 requires that an asset or liability be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation, such as the recent illiquidity in the auction rate securities market. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition has caused, and in the future may cause, the Company's financial instruments to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

SFAS No. 157 requires that the valuation techniques used by the Company must be consistent with at least one of the three possible approaches: the market approach, income approach and/or cost approach. The Company's Level 1 valuations are based on the market approach and consist primarily of quoted prices for identical items on active securities exchanges. The Company's Level 3 valuations of auction rate securities are based on the income approach, specifically, discounted cash flow analyses which utilize significant inputs based on the Company's estimates and assumptions. Inputs include current coupon rates and expected maturity dates.

The following table presents the valuation of the Company's financial assets as of February 28, 2009 measured at fair value on a recurring basis by the input levels prescribed by SFAS No. 157:

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Total
Short term - available-for-sale securities	$ 2.0	$ —	$ 2.0
Long term - available-for-sale securities	—	171.4	171.4
Long term - trading securities	6.4	41.4	47.8
Long term - put option	—	1.8	1.8
Total	$ 8.4	$ 214.6	$ 223.0

The following table presents the changes in the Company's financial assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

(in millions)	Significant Unobservable Inputs (Level 3)
Balance on March 2, 2008, net of temporary valuation adjustment	$ 319.5
Change in temporary valuation adjustment included in accumulated other comprehensive loss	4.7
Unrealized loss included in earnings [1]	(1.8)
Recognition of Put Option	1.8
Redemptions at par	(107.6)
Transfers to Level 1	(2.0)
Balance on February 28, 2009, net of temporary valuation adjustment	$ 214.6

[1] Represents the amount of total losses for the period included in earnings relating to assets still held on February 28, 2009.

Subsequent to the end of fiscal 2008 through April 20, 2009, the Company additionally redeemed approximately $1.1 million of short term available-for-sale securities at par.

7. INVESTMENT SECURITIES

The Company's investment securities as of February 28, 2009 and March 1, 2008 are as follows:

(in millions)	**February 28, 2009**	March 1, 2008
Available-for-sale securities:		
Short term	**$ 2.0**	$ —
Long term	**171.4**	319.5
Trading Securities:		
Long term	**47.8**	6.4
Held-to-maturity securities:		
Long term	**0.1**	0.1
Put option - Long term	**1.8**	—
Total investment securities	**$ 223.1**	$ 326.0

Auction Rate Securities

As of February 28, 2009, the Company's available-for-sale investment securities represented approximately $176.0 million par value of auction rate securities, less a temporary valuation adjustment of approximately $2.6 million to reflect their current lack of liquidity. Since this valuation adjustment is deemed to be temporary it was recorded in accumulated other comprehensive loss, net of a related tax benefit of approximately $1.0 million, and did not affect the Company's earnings in fiscal 2008. These securities at par are invested in preferred shares of closed end municipal bond funds, which are required, pursuant to the Investment Company

Act of 1940, to maintain minimum asset coverage ratios of 200%. The Company's trading investment securities include approximately $41.4 million at fair value, ($43.2 million at par), of auction rate securities which are invested in securities collateralized by student loans, and which are currently more than 100% collateralized and with approximately 90% of such collateral in the aggregate being guaranteed by the United States government. During the fiscal third quarter of 2008, and in conjunction with the execution of the Agreement, the Company reclassified these securities from available-for-sale to trading investment securities (See "Fair Value Measurements," Note 6).

None of the auction rate securities held by the Company are mortgage-backed debt obligations, and all of these investments carry triple-A credit ratings from one or more of the major credit rating agencies as of February 28, 2009. Due to their lack of liquidity, the Company classified $171.4 million and $319.5 million of these investments as long term investment securities at February 28, 2009 and March 1, 2008, respectively. As a result of the Agreement (see Note 6) entered into in the current fiscal year, the Company also classified $41.4 million of these investments as long term investment securities at February 28, 2009. During fiscal 2008, approximately $107.6 million of auction rate securities were redeemed at par. Subsequent to the end of fiscal 2008 through April 20, 2009, the Company additionally redeemed approximately $1.1 million at par.

Other trading investment securities

The Company's other trading investment securities, which are provided as investment options to the participants of the nonqualified deferred compensation plan, are stated at fair market value (See "Employee Benefit Plans," Note 11). The values of these trading investment securities included in the table above are approximately $6.4 million as of February 28, 2009 and March 1, 2008 respectively.

8. PROVISION FOR INCOME TAXES

The components of the provision for income taxes are as follows:

	FISCAL YEAR ENDED		
(in thousands)	**February 28, 2009**	March 1, 2008	March 3, 2007
Current:			
Federal	**$ 233,216**	$ 276,986	$ 375,800
State and local	**47,294**	23,123	50,060
	280,510	300,109	425,860
Deferred:			
Federal	**(19,419)**	5,483	(81,067)
State and local	**(2,906)**	(3,168)	(6,158)
	(22,325)	2,315	(87,225)
	$ 258,185	$ 302,424	$ 338,635

At February 28, 2009 and March 1, 2008, included in other current assets and in other assets is a net current deferred income tax asset of $145.8 million and $137.2 million, respectively, and a net noncurrent deferred income tax asset of $96.2 million and $81.4 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities consist of the following:

(in thousands)	**February 28, 2009**	March 1, 2008
Deferred Tax Assets:		
Inventories	**$ 23,904**	$ 30,074
Deferred rent and other rent credits	**59,785**	51,507
Insurance	**40,198**	37,899
Stock-based compensation	**65,081**	55,511
Merchandise credits and gift card liabilities	**33,539**	26,350
Accrued expenses	**57,113**	49,508
Other	**17,637**	17,211
Deferred Tax Liabilities:		
Depreciation	**(20,841)**	(22,066)
Goodwill	**(20,502)**	(15,770)
Other	**(13,918)**	(11,591)
	$ 241,996	$ 218,633

The Company has not established a valuation allowance for the net deferred tax asset as it is considered more likely than not that it is realizable through a combination of future taxable income, the deductibility of future net deferred tax liabilities and tax planning strategies.

The Company adopted FIN 48 on March 4, 2007 ("FIN 48 Adoption Date"). FIN 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. FIN 48 also provided guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

Upon adoption of FIN 48, the Company recognized a $13.1 million increase to retained earnings to reflect the change to its liability for gross unrecognized tax benefits as required. The Company also recorded additional gross unrecognized tax benefits, and corresponding higher deferred tax assets, of $35.6 million as a result of the adoption. At March 4, 2007 the total amount of gross unrecognized tax benefits was $163.3 million, of which $119.9 million would impact the Company's effective tax rate. The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in the provision for income taxes. As of March 4, 2007, the liability for gross unrecognized tax benefits included approximately $27.5 million of accrued interest.

The following table summarizes the activity related to the gross unrecognized tax benefits from uncertain tax positions:

(in thousands)	**February 28, 2009**	March 1, 2008
Balance at beginning of year	**$ 83,139**	$ 163,297
Increase related to current year positions	**13,790**	16,920
Increase related to prior year positions	**8,962**	36,584
Decrease related to prior year positions	**(5,249)**	(81,330)
Settlements	**(2,843)**	(44,175)
Lapse of statute of limitations	**(1,102)**	(2,617)
Other	**—**	(5,540)
Balance at end of year	**$ 96,697**	$ 83,139

At February 28, 2009, the Company has recorded approximately $8.5 million and $88.2 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $89.3 million would impact the Company's effective tax rate. At March 1, 2008, the Company had recorded approximately $7.7 million and $75.4 million of gross unrecognized tax benefits in current and non-current taxes payable, respectively, on the consolidated balance sheet of which approximately $76.0 million would have impacted the Company's effective tax rate. As of February 28, 2009 and March 1, 2008, the liability for gross unrecognized tax benefits included approximately $18.2 million and $14.3 million, respectively, of accrued interest. The Company recorded an increase of interest of approximately $4.6 million for the year ended February 28, 2009 and a decrease of interest of approximately of $1.9 million for the year ended March 1, 2008, for gross unrecognized tax benefits in the consolidated statement of earnings.

The Company anticipates that any adjustments to gross unrecognized tax benefits which will impact income tax expense, due to the settlement of audits and the expiration of statutes of limitations, will not exceed $0.9 million in the next twelve months. However, actual results could differ from those currently anticipated.

As of February 28, 2009, the Company operated in 49 states, the District of Columbia, Puerto Rico and Canada and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for tax years 2001 through 2005. The Company is also open to examination for state and local jurisdictions with varying statutes of limitations, generally ranging from three to five years.

For fiscal 2008, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.90% and other income tax benefits of 0.12%. For fiscal 2007, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 2.57% and other income tax benefits of 2.62%. Included in other income tax benefits for fiscal 2007 are the settlement of certain discrete tax items from ongoing examinations, the recognition of favorable discrete state tax items and from changing the blended state tax rate of deferred income taxes. For fiscal 2006, the effective tax rate is comprised of the Federal statutory income tax rate of 35.00%, the State income tax rate, net of Federal benefit, of 3.06% and other income tax benefits of 1.76%.

9. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

A. In fiscal 2002, the Company had an interest in certain life insurance policies on the lives of its Co-Chairmen and their spouses. The Company's interest in these policies was equivalent to the net premiums paid by the Company. The agreements relating to the Company's interest in the life insurance policies on the lives of its Co-Chairmen and their spouses were terminated in fiscal 2003. Upon termination in fiscal 2003, the Co-Chairmen paid to the Company $5.4 million, representing the total amount of premiums paid by the Company under the agreements and the Company was released from its contractual obligation to make substantial future premium payments. In order to confer a benefit to its Co-Chairmen in substitution for the aforementioned terminated agreements, the Company has agreed to pay to the Co-Chairmen, at a future date, an aggregate amount of $4.2 million, which is included in accrued expenses and other current liabilities as of February 28, 2009 and March 1, 2008.

B. In fiscal 2008, 2007 and 2006, the Company leased office and retail space from entities controlled by management of CTS. In fiscal 2008 and 2007, the Company leased retail space from entities controlled by management of buybuy BABY. The Company paid such entities occupancy costs of approximately $7.1 million, $7.1 million and $6.3 million in fiscal 2008, 2007 and 2006, respectively.

C. On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of whom were previously employed by the Company, and are the sons of Leonard Feinstein, one of the Company's Co-Chairmen. The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million). The Company's Co-Chairmen, Leonard Feinstein and Warren Eisenberg, recused themselves from deliberations relating to the transaction.

10. LEASES

The Company leases retail stores, as well as warehouses, office facilities and equipment, under agreements expiring at various dates through 2041. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in fiscal 2008, 2007 and 2006), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.

As of February 28, 2009, future minimum lease payments under non-cancelable operating leases are as follows:

Fiscal Year	Amount *(in thousands)*
2009	$ 424,635
2010	412,947
2011	381,096
2012	342,432
2013	300,122
Thereafter	1,301,526
Total future minimum lease payments	$ 3,162,758

Expenses for all operating leases were $405.5 million, $380.5 million and $355.7 million for fiscal 2008, 2007 and 2006, respectively.

11. EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

The Company has two defined contribution savings plans covering all eligible employees of the Company ("the Plans"). During fiscal 2006, a 401(k) savings plan, which was frozen effective December 31, 2003, was merged into one of the Plans. Participants of the Plans may defer annual pre-tax compensation subject to statutory and Plan limitations. Effective January 1, 2006, a certain percentage of an employee's contributions, will be matched by the Company, subject to certain statutory and Plan limitations. This match will vest over a specified period of time. The Company's match was approximately $6.9 million, $5.9 million and $4.8 million for fiscal 2008, 2007 and 2006, respectively, which was expensed as incurred.

Nonqualified Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan ("NQDC") for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain Plan limitations. This match will vest over a specified period of time. The Company's match was approximately $0.4 million, $0.7 million and $0.4 million for fiscal 2008, 2007 and 2006, respectively, which was expensed as incurred.

Changes in the fair value of the trading securities related to the NQDC and the corresponding change in the associated liability are included within interest income and selling, general and administrative expenses respectively, in the Consolidated Statements of Earnings. Historically, these changes have resulted in no impact to the Consolidated Statements of Earnings.

Defined Benefit Plan

The Company has a non-contributory defined benefit pension plan for the CTS employees, hired on or before July 31, 2003, who meet specified age and length-of-service requirements. The benefits are based on years of service and the employee's compensation near retirement. In fiscal 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an Amendment of FASB Statements No. 87, 88, 106 and 132(R)," ("SFAS No. 158") on a prospective basis. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. In addition, SFAS No. 158 requires companies to measure plan assets and benefit obligations utilizing a fiscal year end measurement date. In fiscal 2008, subsequent to the initial adoption as permitted under SFAS No. 158, the Company adopted the fiscal year end measurement date and recorded an immaterial adjustment to retained earnings; prior to fiscal 2008, the Company utilized a December 31 measurement date. For the years ended February 28, 2009 and March 1, 2008, the net periodic pension cost was not material to the Company's results of operations. The Company has a $7.2 million and $0.7 million liability, which is included in deferred rent and other liabilities as of February 28, 2009 and March 1, 2008, respectively. In addition, as of February 28, 2009 and March 1, 2008, the Company recognized a loss of $0.9 million, net of taxes of $0.5 million, and income of $3.6 million, net of taxes of $2.2 million, respectively, within accumulated other comprehensive loss.

12. COMMITMENTS AND CONTINGENCIES

The Company maintains employment agreements with its Co-Chairmen, which extend through June 2010. The agreements provide for a base salary (which may be increased by the Board of Directors), termination payments, post-retirement benefits and other terms and conditions of employment. In addition, the Company maintains employment agreements with other executives which provide for severance pay and, in some instances, certain other supplemental retirement benefits.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

13. SUPPLEMENTAL CASH FLOW INFORMATION

The Company paid income taxes of $261.3 million, $359.9 million and $388.4 million in fiscal 2008, 2007 and 2006, respectively.

The Company recorded an accrual for capital expenditures of $21.6 million, $36.6 million and $53.9 million as of February 28, 2009, March 1, 2008 and March 3, 2007, respectively.

14. STOCK-BASED COMPENSATION

The Company records stock-based compensation under the provisions of SFAS No. 123R which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. The Company adopted SFAS No. 123R on August 28, 2005 (the "date of adoption") under the modified prospective application. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Currently, the Company's stock-based compensation relates to restricted stock awards and stock options. The Company's restricted stock awards are considered nonvested share awards as defined under SFAS No. 123R.

Stock-based compensation expense for the fiscal year ended February 28, 2009, March 1, 2008 and March 3, 2007 was approximately $43.7 million ($27.2 million after tax or $0.11 per diluted share), approximately $43.8 million ($28.4 million after tax or $0.11 per diluted share) and approximately $82.6 million ($52.6 million after tax or $0.18 per diluted share), respectively. Stock-based compensation for the fiscal year ended March 3, 2007, included expenses related to the cash payment of $30.0 million to remediate potential adverse tax consequences for Internal Revenue Code 409A and approximately $8.2 million related to revised measurement dates (see "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" below). In addition, the amount of stock-based compensation cost capitalized for each of the years ended February 28, 2009 and March 1, 2008 was approximately $1.2 million.

Incentive Compensation Plans

The Company currently grants awards under the Bed Bath & Beyond 2004 Incentive Compensation Plan (the "2004 Plan"). The 2004 Plan is a flexible compensation plan that enables the Company to offer incentive compensation through stock options, restricted stock awards, stock appreciation rights and performance awards, including cash awards. During fiscal 2008, 2007 and 2006, awards consisting of a combination of stock options and performance-based restricted stock were granted to executive officers and other executives and awards consisting of restricted stock were granted to the Company's other employees. Awards of stock options and restricted stock generally vest in five equal annual installments beginning one to three years from the date of grant.

Prior to fiscal 2004, the Company had adopted various stock option plans (the "Prior Plans"), all of which solely provided for the granting of stock options. Upon adoption of the 2004 Plan, the common stock available under the Prior Plans became available for issuance under the 2004 Plan. No further option grants may be made under the Prior Plans, although outstanding awards under the Prior Plans will continue to be in effect.

Under the 2004 Plan and the Prior Plans, an aggregate of 83.4 million shares of common stock were authorized for issuance. The Company generally issues new shares for stock option exercises and restricted stock awards. Under the 2004 Plan, grants are determined by the Compensation Committee for those awards granted to executive officers and by an appropriate committee for all other awards granted.

As of February 28, 2009, unrecognized compensation expense related to the unvested portion of the Company's stock options and restricted stock awards, based on the Company's historical treatment of options and awards as having been granted at fair market value, was $34.4 million and $89.3 million, respectively, which is expected to be recognized over a weighted average period of 2.3 years and 4.4 years, respectively. (See "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants.)

Stock Options

Stock option grants are issued at fair market value on the date of grant and generally become exercisable in five equal annual installments beginning one to three years from the date of grant. (See "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants). Option grants for stock options issued prior to May 10, 2004 expire ten years after the date of grant. Option grants for stock options issued since May 10, 2004 expire eight years after the date of grant. All option grants are non-qualified.

The fair value of the stock options granted was estimated on the date of the grant using a Black-Scholes option-pricing model that uses the assumptions noted in the following table.

	FISCAL YEAR ENDED		
Black-Scholes Valuation Assumptions [1]	**February 28, 2009**	March 1, 2008	March 3, 2007
Weighted Average Expected Life (in years) [2]	**6.1**	6.4	6.3
Weighted Average Expected Volatility [3]	**34.13%**	25.00%	25.00%
Weighted Average Risk Free Interest Rates [4]	**3.17%**	4.58%	4.95%
Expected Dividend Yield	**—**	—	—

[1] Forfeitures are estimated based on historical experience.

[2] The expected life of stock options is estimated based on historical experience.

[3] Commencing with fiscal 2008, the Company changed its methodology for expected volatility to be based on the average of historical and implied volatility. In changing its methodology, the Company considered, among other factors, the current events affecting the market environment at the date of grant and consistency by utilizing implied volatility as a component of its current methodology. The Company believes this approach more closely reflects what marketplace participants would likely use when considering the market environment to determine the expected volatility for the Company's stock options (which vest over 3-7 years) on the date of grant. The historical volatility is determined by observing actual prices of the Company's stock over a period commensurate with the expected life of the awards. The implied volatility represents the implied volatility of the Company's call options, which are actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date. For fiscal 2007 and 2006, the expected volatility was based solely on the implied volatility of the Company's call options, which had the same attributes as described above.

[4] Based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of the stock options.

Changes in the Company's stock options for the fiscal year ended February 28, 2009 were as follows:

(Shares in thousands)	Number of Stock Options	Weighted Average Exercise Price
Options outstanding, beginning of year	18,382	$ 31.29
Granted	783	32.87
Exercised	(1,218)	14.33
Forfeited or expired	(465)	36.30
Options outstanding, end of year	17,482	$ 32.41
Options exercisable, end of year	13,042	$ 30.85

The weighted average fair value for the stock options granted in fiscal 2008, 2007 and 2006 was $12.95, $15.07 and $14.24, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding as of February 28, 2009 was 3.4 years and $18.5 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable as of February 28, 2009 was 3.0 years and $18.5 million, respectively. The total intrinsic values for stock options exercised during fiscal 2008, 2007 and 2006 were $20.4 million, $28.2 million and $58.8 million, respectively.

Net cash proceeds from the exercise of stock options for fiscal 2008 were $17.7 million and the associated income tax benefits were $2.5 million.

Restricted Stock

Restricted stock awards are issued and measured at fair market value on the date of grant and generally become exercisable in five equal annual installments beginning one to three years from the date of grant. (See "Review of Equity Grants and Procedures and Related Matters in Fiscal 2006" for a discussion of a special committee review of equity grant matters which resulted in, among other things, the use of revised measurement dates for certain grants).

Vesting of restricted stock awarded to certain of the Company's executives is dependent on the Company's achievement of a performance-based test for the fiscal year of grant, and assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on specified vesting dates. The Company recognizes compensation expense related to these awards based on the assumption that the performance-based test will be achieved. Vesting of restricted stock awarded to the Company's other employees is based solely on time vesting.

Changes in the Company's restricted stock for the fiscal year ended February 28, 2009 were as follows:

(Shares in thousands)	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock, beginning of year	2,766	$ 38.05
Granted	1,377	31.67
Vested	(366)	37.40
Forfeited	(153)	35.75
Unvested restricted stock, end of year	3,624	$ 35.79

Review of Equity Grants and Procedures and Related Matters in Fiscal 2006

In June 2006, the Company's Board of Directors appointed a special committee of two independent members of the Board of Directors, with authority, among other things, to conduct an investigation with respect to the setting of exercise prices for employee stock options and related matters as the special committee deemed appropriate. The special committee retained independent legal counsel who engaged outside accounting advisors to assist with the review. This review was completed and on October 9, 2006, the special committee presented its report to the Company's Board of Directors.

The review identified various deficiencies in the process of granting and documenting stock options and restricted shares. As a result of these deficiencies, the special committee recommended, among other things, revised measurement dates for certain stock option grants. The exercise price for most of these stock option grants was less than the fair market value of the Company's common stock on the revised measurement date.

As a result of these revised measurement dates, and the correction of various other errors, the Company determined that it had certain unrecorded non-cash equity-based compensation charges related to fiscal years prior to 2006. (See "Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," Note 3.)

The Company's Board of Directors also approved a remediation program intended to protect over 1,600 employees from certain potential adverse tax consequences. These adverse tax consequences arise pursuant to Internal Revenue Code Section 409A as a result of historical deficiencies associated with certain of the Company's stock option grants that were disclosed through the Company's stock option review. As a result of this program, the Company made cash payments totaling approximately $30.0 million to over 1,600 employees in the fourth quarter of fiscal 2006, which resulted in a non-recurring, pre-tax stock-based compensation charge. The cash outlay primarily represents payments to employees in connection with increasing the exercise prices on certain stock option grants so as to protect them from certain potential adverse tax consequences. No executive officer received such payments. The Company believes it is likely the Company will recoup a substantial portion of the cash outlay over the next several years through higher proceeds from future stock option exercises, although this recovery would not flow through the income statement.

During fiscal 2007, the United States Attorney's Office for the District of New Jersey concluded its inquiry and indicated it would take no further action related to this matter. During the fiscal first quarter of 2009, the SEC Division of Enforcement informed the Company that it concluded its inquiry and was recommending that no enforcement action be taken with respect to this matter.

15. SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

(in thousands, except per share data)	FISCAL 2008 QUARTER ENDED			
	May 31, 2008	August 30, 2008	November 29, 2008	February 28, 2009
Net sales	$ 1,648,491	$ 1,853,892	$ 1,782,683	$ 1,923,274
Gross profit	656,000	739,321	692,857	785,058
Operating profit	118,819	187,421	136,374	231,282
Earnings before provision for income taxes	123,349	190,367	137,770	231,822
Provision for income taxes	46,572	71,099	50,070	90,444
Net earnings	$ 76,777	$ 119,268	$ 87,700	$ 141,378
EPS-Basic [1]	$ 0.30	$ 0.46	$ 0.34	$ 0.55
EPS-Diluted [1]	$ 0.30	$ 0.46	$ 0.34	$ 0.55

(in thousands, except per share data)	FISCAL 2007 QUARTER ENDED			
	June 2, 2007	September 1, 2007	December 1, 2007	March 1, 2008
Net sales	$ 1,553,293	$ 1,767,716	$ 1,794,747	$ 1,933,186
Gross profit	646,109	732,158	747,866	799,098
Operating profit	154,391	221,037	203,152	259,442
Earnings before provision for income taxes	164,281	227,754	208,120	265,077
Provision for income taxes	59,634	80,746	69,888	92,156
Net earnings	$ 104,647	$ 147,008	$ 138,232	$ 172,921
EPS-Basic [1]	$ 0.38	$ 0.55	$ 0.53	$ 0.67
EPS-Diluted [1]	$ 0.38	$ 0.55	$ 0.52	$ 0.66

[1] *Net earnings per share ("EPS") amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries (the Company) as of February 28, 2009 and March 1, 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2009. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bed Bath & Beyond Inc. and subsidiaries as of February 28, 2009 and March 1, 2008, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the Notes to the consolidated financial statements, the Company changed its methods of accounting for the fair value option for certain financial assets and financial liabilities and for fair value measurements in the fiscal year ended February 28, 2009 due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115" and SFAS No. 157, "Fair Value Measurements". Further, as discussed in the Notes to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions in the fiscal year ended March 1, 2008 due to the adoption of the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 28, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Short Hills, New Jersey
April 28, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Bed Bath & Beyond Inc.:

We have audited Bed Bath & Beyond Inc. and subsidiaries (the Company) internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting, appearing in Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control - Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries as of February 28, 2009 and March 1, 2008, and the related consolidated statements of earnings, shareholders' equity and cash flows and the related financial statement schedule for each of the fiscal years in the three-year period ended February 28, 2009, and our report dated April 28, 2009 expressed an unqualified opinion on those consolidated financial statements and the related financial statement schedule.

KPMG LLP

Short Hills, New Jersey
April 28, 2009

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of February 28, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of February 28, 2009, our internal control over financial reporting is effective based on these criteria.

April 28, 2009

BED BATH & BEYOND INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 30, 2009

TIME	9:00 A.M. on Tuesday, June 30, 2009
PLACE	Madison Hotel One Convent Road Morristown, New Jersey 07960
ITEMS OF BUSINESS	(1) To elect ten directors until the Annual Meeting in 2010 and until their respective successors have been elected and qualified (Proposal 1). (2) To ratify the appointment of KPMG LLP as independent auditors for the 2009 fiscal year (Proposal 2). (3) To approve an amendment to the Company's Restated Certificate of Incorporation adopting majority voting for the election of directors in non-contested elections (Proposal 3). (4) To approve an amendment to the Company's Restated Certificate of Incorporation eliminating supermajority voting provisions (Proposal 4a). (5) To approve an amendment to the Company's Restated Certificate of Incorporation adding a new article eliminating statutory supermajority voting requirements (Proposal 4b). (6) To re-approve the performance goals under the Bed Bath & Beyond Inc. 2004 Incentive Compensation Plan (Proposal 5). (7) To vote on a shareholder proposal (Proposal 6). (8) To transact such other business as may properly be brought before the Annual Meeting or any adjournment or adjournments.
RECORD DATE	You can vote if you were a shareholder of record on May 5, 2009.
PROXY VOTING	It is important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we urge you to vote online, via telephone or to fill out the enclosed proxy card and return it to us in the envelope provided. No postage is required.

Important Notice Regarding the Availability of Proxy Material for the Annual Meeting of Shareholders to be held on June 30, 2009: this Notice of 2009 Annual Meeting of Shareholders, proxy statement and the Company's 2008 Annual Report are available at www.bedbathandbeyond.com/annualmeeting2009.asp

June 1, 2009	Warren Eisenberg Co-Chairman Leonard Feinstein Co-Chairman

Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083

PROXY STATEMENT

These proxy materials are delivered in connection with the solicitation by the Board of Directors of Bed Bath & Beyond Inc. (the "Company", "we", or "us"), a New York corporation, of proxies to be voted at our 2009 Annual Meeting of Shareholders and at any adjournment or adjournments.

QUESTIONS ABOUT THE MEETING AND THESE PROXY MATERIALS

This Proxy Statement, the proxy card and our 2008 Annual Report are being mailed starting June 1, 2009. The information regarding stock ownership and other matters in this proxy statement is as of the record date, May 5, 2009, unless otherwise indicated.

What may I vote on?

You may vote on the following proposals:

- election of ten directors to hold office until the Annual Meeting in 2010 (Proposal 1);
- ratification of the appointment of KPMG LLP as independent auditors for fiscal 2009 (Proposal 2);
- approval of an amendment to the Company's Restated Certificate of Incorporation adopting majority voting for the election of directors in non-contested elections (Proposal 3);
- approval of an amendment to the Company's Restated Certificate of Incorporation eliminating supermajority voting provisions (Proposal 4a);
- approval of an amendment to the Company's Restated Certificate of Incorporation adding a new article eliminating statutory supermajority voting requirements (Proposal 4b);
- re-approval of the performance goals under the Bed Bath & Beyond Inc. 2004 Incentive Compensation Plan (Proposal 5); and
- consideration of a shareholder proposal (Proposal 6).

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF THE TEN DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF AUDITORS, FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ADOPTING MAJORITY VOTING FOR THE ELECTION OF DIRECTORS IN NON-CONTESTED ELECTIONS, FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ELIMINATING SUPERMAJORITY VOTING PROVISIONS, FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ADDING A NEW ARTICLE ELIMINATING STATUTORY SUPERMAJORITY VOTING REQUIREMENTS, FOR THE RE-APPROVAL OF THE PERFORMANCE GOALS UNDER THE BED BATH & BEYOND INC. 2004 INCENTIVE COMPENSATION PLAN AND AGAINST THE SHAREHOLDER PROPOSAL.

Who may vote?

Shareholders of record of the Company's common stock at the close of business on May 5, 2009 are entitled to receive this notice and to vote their shares at the Annual Meeting. As of that date, there were 260,855,916 shares of common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

How do I vote?

The Company encourages you to use the electronic means available to you to vote your shares. How you vote will depend on how you hold your shares of Bed Bath & Beyond Inc. stock.

Shareholder of Record

If your shares are registered directly in your name with Bed Bath & Beyond Inc.'s transfer agent, American Stock Transfer & Trust Company, you are considered the shareholder of record with respect to those shares, and these proxy materials are being sent directly to you. If you hold restricted stock under the Company's 2004 Incentive Compensation Plan, you are also considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote by proxy. There are three ways you can do so:

- **Vote by Internet - www.proxyvote.com**
  Use the Internet to transmit your voting instructions and for electronic delivery of information. Have your proxy card in hand when you access the website.

- **Vote by phone - 1-800-690-6903**
  Use any touch-tone telephone to transmit your voting instructions. Have your proxy card in hand when you call.

- **Vote by mail**
  Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided, or return it to Bed Bath & Beyond Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Voting by any of these methods will not affect your right to attend the Annual Meeting and vote in person. However, for those who will not be voting at the Annual Meeting, your final voting instructions must be received by no later than 11:59 p.m. on June 29, 2009.

Beneficial Owner

Most shareholders of Bed Bath & Beyond Inc. hold their shares through a stockbroker, bank or other nominee, rather than directly in their own name. If you hold your shares in one of these ways, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker on how to vote. Your broker or nominee has enclosed a voting instruction form for you to use in directing the broker or nominee on how to vote your shares.

Can I change my vote?

Yes. If you are the shareholder of record, you may revoke your proxy before it is exercised by doing any of the following:

- sending a letter to the Company stating that your proxy is revoked;
- signing a new proxy and sending it to the Company; or
- attending the Annual Meeting and voting by ballot.

Beneficial owners should contact their broker or nominee for instructions on changing their vote.

How many votes must be present to hold the Annual Meeting?

A "quorum" is necessary to hold the Annual Meeting. A quorum is a majority of the votes entitled to be cast by the shareholders entitled to vote at the Annual Meeting. They may be present at the Annual Meeting or represented by proxy. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum, but are not counted for purposes of determining any of the proposals to be voted on, other than with respect to the proposed amendments to the Restated Certificate of Incorporation. Abstentions and broker "non-votes," if any, will have the same effect as votes "against" the proposed amendments to the Restated Certificate of Incorporation.

How many votes are needed to approve the proposals?

At the 2009 Annual Meeting, a plurality of the votes cast is required for the election of directors. This means that the ten nominees with the most votes for election will be elected. In this proxy statement, the Company is seeking shareholder approval of an amendment to its Restated Certificate of Incorporation requiring a majority vote for the election of directors in non-contested elections starting with the 2010 Annual Meeting, which is described below.

A "FOR" vote by a majority of the votes cast is required to ratify the selection of KPMG LLP as the Company's independent auditors for fiscal 2009, to re-approve the performance goals under the Bed Bath & Beyond Inc. 2004 Incentive Compensation Plan and to approve the shareholder proposal. A "FOR" vote by a majority of the outstanding shares of the Company is required to approve the Company proposal to amend its Restated Certificate of Incorporation to require majority voting for the election of directors in non-contested elections. A "FOR" vote by 80% of the outstanding shares of the Company is required to approve the Company proposal to amend its Restated Certificate of Incorporation to eliminate supermajority voting provisions. A "FOR" vote by two-thirds of the outstanding shares of the Company is required to approve the Company proposal to amend its Restated Certificate of Incorporation to add a new article eliminating statutory supermajority voting requirements.

What is an abstention?

An abstention is a properly signed proxy card which is marked "abstain."

What is a broker "non-vote"?

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under current applicable rules, Proposals 1 through 4b are "discretionary" items upon which New York Stock Exchange member brokerage firms that hold shares as a nominee may vote on behalf of the beneficial owners if such beneficial owners have not furnished voting instructions by the tenth day before the Annual Meeting.

Will any other matters be acted on at the Annual Meeting?

If any other matters are properly presented at the Annual Meeting or any adjournment, the persons named in the proxy will have discretion to vote on those matters. As of February 4, 2009, which is the date by which shareholder proposals must have been received by the Company to be presented at the Annual Meeting, and as of the date of this proxy statement, we did not know of any other matters to be presented at the Annual Meeting.

Who pays for this proxy solicitation?

The Company will pay the expenses of soliciting proxies. In addition to solicitation by mail, proxies may be solicited in person or by telephone or other means by directors or employees of the Company. The Company has engaged D.F. King & Co., Inc., for a fee to be determined, to assist in the solicitation of proxies. The Company will reimburse brokerage firms and other nominees, custodians and fiduciaries for costs incurred by them in mailing proxy materials to the beneficial owners of shares held of record by such persons.

Whom should I call with other questions?

If you have additional questions about this proxy statement or the Annual Meeting or would like additional copies of this document or our 2008 Annual Report on Form 10-K, please contact: Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, NJ 07083, Attention: Investor Relations Dept., Telephone: (908) 688-0888.

CORPORATE GOVERNANCE ENHANCEMENTS

This past year, the Nominating and Corporate Governance Committee and the Board of Directors carefully considered numerous changes to the Company's corporate governance structure, and the Board, upon the unanimous recommendation of the Nominating and Corporate Governance Committee, took the following actions: (i) authorized and recommended that the shareholders approve at the 2009 Annual Meeting an amendment to the Company's Restated Certificate of Incorporation providing for majority voting for the election of directors in non-contested elections, which is described below; (ii) adopted, effective after shareholder approval of the proposal regarding majority voting for the election of directors in non-contested elections and the filing of a certificate of amendment of the Company's Restated Certificate of Incorporation with the New York Department of State, a director resignation policy which is described below, consistent with the majority vote standard; (iii) authorized and recommended that the shareholders approve at the 2009 Annual Meeting amendments to the Company's Restated Certificate of Incorporation eliminating all supermajority voting provisions, including statutory requirements under the New York Business Corporation Law, which are described below; (iv) adopted a policy as part of the Company's corporate governance guidelines on the recovery of incentive compensation, commonly referred to as a "clawback policy," applicable to the Company's named executive officers (as defined under Item 402(a)(3) of Regulation S-K); (v) adopted and approved amendments to the Company's Amended By-laws to provide that, effective immediately after the 2009 Annual Meeting, subject to certain requirements and limitations, a special meeting of the Company's shareholders may be called upon written request by the record holders of at least 50% of the voting power of the outstanding shares of the Company; and (vi) if no advisory vote on executive compensation is required by law at the time of the Company's 2011 Annual Meeting, approved in principle that, effective with the Company's 2011 Annual Meeting, the Company will implement a non-binding, advisory vote by the Company's shareholders on the Compensation Committee's compensation philosophy, policies and procedures for the Company's named executive officers.

ELECTION OF DIRECTORS (PROPOSAL 1)

How is the Board of Directors structured and who has been nominated?

Upon the recommendation of the Board of Directors, at our 2006 Annual Meeting, our shareholders approved an amendment to our Restated Certificate of Incorporation to eliminate the classification of the Board of Directors and to provide for the annual election by the shareholders of each member of the Board.

The Board of Directors, upon recommendation of its Nominating and Corporate Governance Committee, has nominated, for a one year term expiring at the 2010 Annual Meeting, the following ten current directors, whose terms of office as directors expire at the 2009 Annual Meeting: Warren Eisenberg, Leonard Feinstein, Steven H. Temares, Dean S. Adler, Stanley F. Barshay, Klaus Eppler, Patrick R. Gaston, Jordan Heller, Victoria A. Morrison and Fran Stoller. The current number of directors is eleven. Robert S. Kaplan has notified the Board that he has chosen not to stand for reelection as a director nominee at the 2009 Annual Meeting. Mr. Kaplan's retirement from the Board will become effective as of the end of the 2009 Annual Meeting. The Board has authorized a reduction in the size of the Board from eleven to ten members effective as of the end of the 2009 Annual Meeting.

Information concerning the nominees as of the record date is provided below:

Warren Eisenberg, 78, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Leonard Feinstein, 72, is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Steven H. Temares, 50, currently serves as Chief Executive Officer of the Company. He was President and Chief Executive Officer from 2003 to 2006 and was President and Chief Operating Officer from 1999 to 2003. Mr. Temares joined the Company in 1992 and has served as a director since 1999.

Dean S. Adler, 52, is a Co-Founder and Chief Executive Officer of Lubert-Adler Partners, L.P., a private real estate investment firm. He has served as a Principal of Lubert-Adler Partners, L.P. for more than five years. He has been a director of the Company since 2001. Mr. Adler is also a director of Developers Diversified Realty Corp.

Stanley F. Barshay, 69, has served as Chairman of Schering-Plough Consumer HealthCare Products since 2003. Prior to 1997, Mr. Barshay served in a variety of senior executive positions at American Home Products (now Wyeth). Between 1997 and 2003, Mr. Barshay served as a consultant for several companies. He has been a director of the Company since 2003.

Klaus Eppler, 78, is a practicing attorney and has been a pensioned partner in the law firm of Proskauer Rose LLP, counsel to the Company, since 2001. Mr. Eppler was an equity partner of Proskauer Rose LLP from 1965 to 2001. He has been a director of the Company since 1992. Mr. Eppler serves as outside Lead Director. Mr. Eppler is also a director of The Dress Barn, Inc.

Patrick R. Gaston, 51, has been the President of Verizon Foundation since 2003. Prior to assuming this position, Mr. Gaston held a variety of management positions at Verizon Communications Inc. and its predecessors since 1984, including positions in operations, marketing, human resources, strategic planning and government relations. He has been a director of the Company since 2007.

Jordan Heller, 48, has been President of Heller Wealth Advisors LLC, a provider of financial advisory services, since March 2008. Mr. Heller was previously a Partner with The Schonbraun McCann Group LLP from 2005 to 2008. Prior to joining The Schonbraun McCann Group, Mr. Heller was a Managing Director at American Economic Planning Group. He has been a director of the Company since 2003.

Victoria A. Morrison, 56, has been the Executive Vice President & General Counsel of Edison Properties, LLC since 2007. Ms. Morrison was previously a practicing attorney and a partner in the law firm of Riker, Danzig, Scherer, Hyland & Perretti LLP for more than five years. She has been a director of the Company since 2001.

Fran Stoller, 50, is a practicing attorney and has been a partner in the law firm of Loeb & Loeb LLP for more than five years. She has been a director of the Company since 2003.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE ELECTION OF THESE NOMINEES AS DIRECTORS.

OTHER BOARD OF DIRECTORS INFORMATION

How many times did the Board of Directors meet last year?

The Board of Directors held eight meetings during fiscal 2008.

Director Attendance

Each director of the Company attended at least 75% of the total number of meetings of the Board of Directors and committees on which he or she served. The Company encourages, but does not require, the directors to attend the Company's Annual Meeting of Shareholders. All of the Company's directors attended the 2008 Annual Meeting of Shareholders, two of whom were present by telephone conference.

How were directors compensated for fiscal 2008?

The following table provides compensation information for each member of our Board of Directors during fiscal 2008, other than Warren Eisenberg, Leonard Feinstein and Steven H. Temares, each of whom is a named executive officer of the Company and none of whom received any additional compensation for his service as a director of the Company.

Annual director fees for fiscal 2008 were $50,000. In addition, directors serving on standing committees of the Board of Directors were paid as follows: an additional $10,000 for Audit Committee members, an additional $7,500 for Compensation Committee members and an additional $5,000 for Nominating and Corporate Governance Committee members, other than the Lead Director, who received an additional $15,000 for acting in that capacity. Director fees are paid on a quarterly basis. Directors have the right to elect to receive all or fifty percent of their fees in stock or cash. In addition to the fees above, each director received an automatic grant of restricted stock under the Company's 2004 Incentive Compensation Plan with a fair market value on the date of the Company's Annual Meeting of Shareholders during such fiscal year (the average of the high and low trading prices on such date) equal to $50,000, such restricted stock to vest on the first trading day following the expiration of any applicable blackout period following the last day of the fiscal year of grant provided that the director remains in office until such date. The following table provides director compensation information for fiscal year 2008.

Director and Committee Fees for Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Klaus Eppler	65,000	50,000 (3)	115,000
Dean S. Adler	57,500 (1)	50,000 (3)	107,500
Stanley F. Barshay	60,000 (2)	50,000 (3)	110,000
Patrick R. Gaston	60,000 (2)	50,000 (3)	110,000
Jordan Heller	60,000 (2)	50,000 (3)	110,000
Robert S. Kaplan	50,000 (1)	50,000 (3)	100,000
Victoria A. Morrison	62,500	50,000 (3)	112,500
Fran Stoller	62,500	50,000 (3)	112,500

(1) All of these director fees were paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) based on the fair market value per share on the second business day following the announcement of the Company's financial results for its fiscal third quarter, which was $26.145 per share, the average of the high and low trading prices on January 9, 2009.

(2) Fifty percent of these director fees were paid in shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) as described in footnote (1).

(3) Represents the value of 1,753 restricted shares of common stock of the Company granted under the Company's 2004 Incentive Compensation Plan at fair market value on the date of the Company's 2008 Annual Meeting of Shareholders (the average of the high and low trading prices on such date).

Director Independence

The Board of Directors, upon the advice of the Nominating and Corporate Governance Committee, has determined that each of Mses. Morrison and Stoller and Messrs. Adler, Barshay, Eppler, Gaston, Heller and Kaplan are "independent directors" under the independence standards set forth in The NASDAQ Listing Rule 5605(a)(2). This determination was based on the fact that each of these directors is not an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. This independence assessment is analyzed annually in both fact and appearance to promote arms-length oversight.

In making its independence determinations, the Board of Directors considered transactions occurring since the beginning of fiscal 2006 between the Company and entities associated with the independent directors or members of their immediate family.
In each case, the Board of Directors determined that, because of the nature of the director's relationship with the entity and/or the amount involved, the relationship did not impair the director's independence. The Board of Director's independence determinations included reviewing the following relationships; however, in each case, no payments were made to any of the entities noted, during such entity's last fiscal year, in excess of 1% of such entity's consolidated gross revenues, where a director was a partner or owned more than a 10% equity interest in, or was an executive officer of, such entity:

- Mr. Adler is a principal or executive officer of several private equity funds, each with broad commercial real estate holdings. During the Company's 2006 fiscal year, some of such funds had among their investments interests in entities which held real estate, portions of which were leased to the Company or its subsidiaries, and during the Company's 2008 fiscal year, two of the Company's subsidiaries leased a portion of one property for the operation of stores. The Company also leases certain store locations from Developers Diversified Realty Corp. (or its affiliates), on whose Board of Directors Mr. Adler serves.
- Mr. Barshay is an executive officer of Schering-Plough Consumer HealthCare Products, which manufactures a wide variety of consumer goods (available for sale at many retail outlets), some of which are purchased by the Company for resale in the ordinary course of business.
- Mr. Eppler is a (non-equity) pensioned partner of Proskauer Rose LLP, which has received fees for legal services from the Company during the past three fiscal years and which is continuing to provide legal services to the Company during fiscal 2009.
- Mr. Gaston is the President of Verizon Foundation, the philanthropic entity of Verizon Communications Inc. The Company purchases a portion of its telecommunications services from Verizon Communications Inc. on terms and pricing generally available to Verizon customers.
- Mr. Kaplan is a Senior Director of The Goldman Sachs Group, Inc., which receives commissions in connection with the Company's stock repurchase program.
- Ms. Morrison was a partner of Riker, Danzig, Scherer, Hyland & Perretti LLP during fiscal 2006, during which time this firm received fees for legal services from the Company.

Information about Committees of the Board; Compensation Committee Interlocks and Insider Participation

All members of the Audit, Compensation and Nominating and Corporate Governance Committees are considered independent pursuant to applicable Securities and Exchange Commission ("SEC") and NASDAQ rules. None of the members of the Compensation Committee was (i) during the past fiscal year, an officer or employee of the Company or any of its subsidiaries or (ii) formerly an officer of the Company or any of its subsidiaries. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Board Committees

Our Board of Directors has standing Audit, Compensation and Nominating and Corporate Governance Committees. Information about each of these Committees follows.

Audit Committee

The function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (i) overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements and (ii) reviewing the financial reports and other financial information provided by the Company to the public. In addition, the functions of this Committee have included, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company's quarterly results and the results of their annual audit and reviewing the Company's internal accounting controls.

The Audit Committee held seven meetings during fiscal 2008. The current members of the Committee are Messrs. Barshay, Gaston and Heller. The Board of Directors has determined that Mr. Heller is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K and all of the members of the Committee meet the applicable independence standards for audit committee members in the NASDAQ Listing Rule 5605(c)(2)(A).

Compensation Committee

The function of the Compensation Committee is to assist the Board of Directors by (i) considering and determining all matters relating to the compensation of the Company's Co-Chairmen, Chief Executive Officer and other executive officers (as defined in Rule 3b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and such other key executives as the Committee shall determine; (ii) administering and functioning as the Committee that is authorized to make grants and awards of equity compensation to executive officers and such other key executives as the Committee shall determine under the Company's equity-compensation plans; and (iii) reviewing and reporting to the Board on such other matters as may be appropriately delegated by the Board for the Committee's consideration.

The Compensation Committee held seven meetings during fiscal 2008. The current members of the Committee are Mr. Adler and Mses. Morrison and Stoller. In addition to meeting the NASDAQ independence requirements, these members are "non-employee directors" for applicable SEC rules and are "outside directors" for purposes of applicable tax law.

Nominating and Corporate Governance Committee

The function of the Nominating and Corporate Governance Committee is to assist the Board of Directors by (i) reviewing and recommending changes in certain policies regarding the nomination of directors to the Board for its approval; (ii) identifying individuals qualified to become directors; (iii) evaluating and recommending for the Board's selection nominees to fill positions on the Board; and (iv) recommending changes in the Company's corporate governance policies to the Board for its approval. The Committee's policy is to identify potential nominees based on properly submitted suggestions from any source and has established procedures to do so. In addition, the Board may determine that it requires a director with a particular expertise or qualification and will actively recruit such a candidate. The Nominating and Corporate Governance Committee also has the authority to retain third party search firms to evaluate or assist in identifying or evaluating potential nominees. Shareholders wishing to propose a director candidate for nomination must provide timely notice of such nomination in accordance with the Company's By-laws. The Nominating and Corporate Governance Committee held five meetings during fiscal 2008. The current members of the Committee are Mr. Eppler and Mses. Morrison and Stoller.

Committee Charters; Additional Information

A complete copy of the charter of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, as well as the Company's policies on director attendance at the Annual Meeting and how shareholders can communicate with the Board of Directors, are available on the Company's website at www.bedbathandbeyond.com.

The Board's proposals with respect to the election of directors by a majority vote in non-contested elections and the related director resignation policy and the elimination of supermajority voting provisions are described below. The Board's actions with respect to the adoption of a policy on the recovery of incentive compensation, or "clawback policy," shareholder called special meetings and advisory votes on compensation practices, or "say on pay," are described above under the heading "Corporate Governance Enhancements."

Certain Relationships and Related Transactions

On March 22, 2007, the Company acquired buybuy BABY, a retailer of infant and toddler merchandise, for approximately $67 million (net of cash acquired) and repayment of debt of approximately $19 million. buybuy BABY was founded in 1996 by Richard and Jeffrey Feinstein, both of whom were previously employed by the Company, and are the sons of Leonard Feinstein, one of the Company's Co-Chairmen. The aforementioned repayment of approximately $19 million of debt resulted in the retirement of all indebtedness of buybuy BABY, which debt was held by Richard and Jeffrey Feinstein (approximately $16 million) and Leonard Feinstein (approximately $3 million). The Company believes that such transaction and the related agreements were comparable to terms the Company could have obtained from an unrelated third party.

The Company's Audit Committee, among other things, reviews and approves, on an annual basis and as otherwise appropriate, any proposed related party transactions. The members of the Audit Committee also consult with the Company's independent auditors to ensure that the Committee considers all transactions which the auditors advise may involve transactions with related persons. The Audit Committee's determinations with respect to all related party transactions are recorded in the minutes of the Audit Committee, and the Audit Committee's responsibility to review and approve related party transactions is set forth in the Audit Committee's charter.

In connection with the acquisition of buybuy BABY, the Board of Directors of the Company determined to appoint a Special Committee, consisting solely of independent directors (one member of the Audit Committee and two members of both the Compensation Committee and Nominating and Corporate Governance Committee), with full power and authority of the Special Committee to make conclusive determinations with respect to all matters relating to the acquisition, including, without limitation, the determination whether to enter into such transaction, the consideration, any employment or other arrangements with the principals of buybuy BABY, and other terms and conditions. The Special Committee engaged independent legal counsel and independent financial advisors and received an opinion from such financial advisors that the consideration paid by the Company (including the debt repayment referred to above) was fair. The Company's Co-Chairmen, Leonard Feinstein and Warren Eisenberg, recused themselves from deliberations relating to the transaction.

RATIFICATION OF APPOINTMENT OF AUDITORS (PROPOSAL 2)

Who has been appointed as the Auditors?

The Audit Committee has appointed KPMG LLP to serve as our independent auditors for fiscal 2009, subject to ratification by our shareholders. Representatives of KPMG LLP will be present at the Annual Meeting to answer questions. They will also have the opportunity to make a statement if they desire to do so. If the proposal to ratify their appointment is not approved, other certified public accountants will be considered by the Audit Committee. Even if the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year if it believes that such a change would be in the best interest of the Company and its shareholders.

What were the fees incurred by the Company for professional services rendered by KPMG LLP?

The fees incurred by the Company for professional services rendered by KPMG LLP for fiscal 2008 and 2007 were as follows:

	2008	2007
Audit Fees	$ 1,229,000	$ 1,510,060
Audit-Related Fees	19,400	105,000
Tax Fees	114,039	521,982
All Other Fees	—	—
	$ 1,362,439	$ 2,137,042

In fiscal 2008 and fiscal 2007, in accordance with the SEC's definitions and rules, "audit fees" included fees associated with the annual audit of the Company's financial statements, the assessment of the Company's internal control over financial reporting as integrated with the annual audit of the Company's financial statements and the quarterly reviews of the financial statements included in its Form 10-Q filings. In fiscal 2008 and fiscal 2007, "audit-related fees" included fees associated with respect to the setting of exercise prices for employee stock options and related matters. In fiscal 2008 and fiscal 2007, "tax fees" included fees associated with tax planning, tax compliance (including review of tax returns) and tax advice (including tax audit assistance). There were no "all other fees" in fiscal 2008 or fiscal 2007. The Audit Committee has concluded that the provision of the foregoing services is compatible with maintaining KPMG LLP's independence.

In accordance with the Audit Committee charter, the Audit Committee must pre-approve all audit and non-audit services provided to the Company by its outside auditor. To the extent permitted by applicable laws, regulations and NASDAQ rules, the Committee may delegate pre-approval of audit and non-audit services to one or more members of the Committee. Such member(s) must then report to the full Committee at its next scheduled meeting if such member(s) pre-approved any audit or non-audit services.

In fiscal 2008 and fiscal 2007, all (100%) audit and non-audit services were pre-approved in accordance with the Audit Committee charter.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR FISCAL 2009.

AUDIT COMMITTEE REPORT

The Board of Directors has determined that the membership of the Audit Committee meets the SEC and NASDAQ independence and experience requirements. The Board of Directors has also determined that Mr. Heller qualifies as an "audit committee financial expert."

The Audit Committee discussed the auditors' review of quarterly financial information with the auditors prior to the release of that information and the filing of the Company's quarterly reports with the SEC; the Audit Committee also met and held discussions with management and the independent auditors with respect to the audited year end financial statements. Further, the Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication With Audit Committees), received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and discussed with the auditors the auditors' independence. The Committee also discussed with the auditors and the Company's financial management matters related to the Company's internal control over financial reporting. Based on these discussions and the written disclosures received from the independent auditors, the Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended February 28, 2009, filed with the SEC on April 28, 2009.

This audit committee report is not deemed filed under the Securities Act of 1933 or the Securities Exchange Act of 1934 and is not incorporated by reference into any filings that the Company may make with the SEC.

AUDIT COMMITTEE

Stanley F. Barshay

Patrick R. Gaston

Jordan Heller

AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION ADOPTING MAJORITY VOTING FOR THE ELECTION OF DIRECTORS IN NON-CONTESTED ELECTIONS (PROPOSAL 3)

The New York Business Corporation Law ("Business Corporation Law") provides that, unless otherwise specified in a company's certificate of incorporation, a director is elected by a plurality of the votes cast. The Company's Restated Certificate of Incorporation does not specify the voting standard required in director elections, so our directors are currently elected by a plurality vote; that is, a director nominee who receives the highest number of affirmative votes cast is elected, whether or not such votes constitute a majority including withheld votes.

The Board believes that active shareholder participation in the election of directors is important to the Company and to effective corporate governance. In response to similar concerns, a number of public companies have recently approved charter amendments requiring a majority vote standard for the election of directors. The Board has carefully considered the arguments for and against a majority voting standard and concluded that it reflects the current consensus of best practices for the election of directors.

Therefore, the Board has authorized, and recommends that shareholders approve, an amendment to the Company's Restated Certificate of Incorporation that would specify that director nominees in a non-contested election would be elected by a majority vote. Under this provision, each vote is specifically counted "for" or "against" the director's election. An affirmative majority of the total number of votes cast "for" a director nominee will be required for election. Shareholders will also be entitled to abstain with respect to the election of a director. In accordance with the Business Corporation Law, abstentions will have no effect in determining whether the required affirmative majority vote has been obtained. Director nominees in contested elections would continue to be elected by plurality vote. An election is considered contested if there are more nominees for election than positions on the Board to be filled.

Under the Business Corporation Law, shareholders must approve an amendment to the Company's Restated Certificate of Incorporation to change the voting standard in director elections. If the proposed amendment is approved, a new paragraph will be added to Article SEVENTH of the Company's Restated Certificate of Incorporation that reads as follows:

"The vote required for the election of directors by the shareholders shall be the affirmative vote of a "majority of votes cast" (as defined herein), unless the election is contested, in which case directors shall be elected by a plurality of votes cast. An election shall be contested if, as of the record date (or such later date as may be determined by the Board of Directors based on events occurring after the record date, but in no event later than the date the Corporation files its definitive proxy statement with the Securities and Exchange Commission), the number of nominees exceeds the number of directors to be elected. A "majority of votes cast" means that the number of shares voted "for" a director exceeds the number of votes "withheld" or cast "against" that director. Abstentions and broker non-votes shall not constitute votes cast or votes withheld."

To approve this amendment to the Company's Restated Certificate of Incorporation, a majority of the outstanding shares of the Company must be voted "FOR" the proposed amendment. If approved, this amendment will become effective upon the filing with the New York Department of State of a certificate of amendment of the Company's Restated Certificate of Incorporation. The Company would make such a filing promptly after the annual meeting.

Conditioned upon and effective after shareholder approval of this proposal and the filing of a certificate of amendment of the Company's Restated Certificate of Incorporation with the New York Department of State, the Board has approved an amendment to the Company's By-laws adopting a director resignation policy consistent with the majority vote standard, so that an incumbent director who did not receive the requisite affirmative majority of the votes cast for his or her re-election would be required to immediately tender his or her resignation to the Board. The Board then will decide, through a process managed by the Nominating and Corporate Governance Committee and excluding the nominee in question, whether to accept the resignation. In making its decision, the Board may consider any factors or information that it considers appropriate or relevant. The Board's explanation of its decision shall be promptly disclosed in a Current Report on Form 8-K filed with the SEC. The decision of the Board and such disclosure shall be completed within 90 days from the date of the certification of the election results. The amendments to the Company's By-laws and Restated Certificate of Incorporation will be disclosed in a Current Report on Form 8-K filed with the SEC.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ADOPTING MAJORITY VOTING FOR THE ELECTION OF DIRECTORS IN NON-CONTESTED ELECTIONS.

AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION ELIMINATING SUPERMAJORITY VOTING PROVISIONS (PROPOSAL 4A)

The Board of Directors has evaluated the need for shareholder supermajority voting provisions in the Company's governing documents. Article SEVENTH of the Company's Restated Certificate of Incorporation currently provides that shareholders may amend certain provisions of the Company's Restated Certificate of Incorporation and certain By-laws related to the Board of Directors and meetings of shareholders by the vote of 80% of voting power of all the then outstanding shares of voting stock of the Company entitled to vote at an election of directors, voting together as a single class. The Company's By-laws contain a parallel supermajority voting requirement with respect to certain amendments of the By-laws in Article VII, Section 4 thereof. The Board reviewed these provisions in connection with its review of the voting standard for director elections, and concluded that it is consistent with current shareholder expectations to adopt a majority standard for stockholder votes. Therefore, the Board recommends that Article SEVENTH of the Company's Restated Certificate of Incorporation be amended to eliminate these supermajority voting provisions.

Conditioned upon and effective after shareholder approval of this proposal and the filing of a certificate of amendment of the Company's Restated Certificate of Incorporation with the New York Department of State, the Board has approved an amendment to the Company's By-laws eliminating the supermajority vote requirement contained in Article VII, Section 4 thereof, so that all amendments to the Company's By-laws, including those related to the Board of Directors and meetings of shareholders, would only require the vote of the holders of a majority of the outstanding shares entitled to vote thereon, rather than the vote of the holders of 80% of such shares.

To approve this amendment to the Company's Restated Certificate of Incorporation, 80% of the outstanding shares of the Company must be voted "FOR" the proposed amendment. If approved, this amendment will become effective upon the filing with the New York Department of State of a certificate of amendment of the Company's Restated Certificate of Incorporation. The Company would make such a filing promptly after the annual meeting. The amendments to the Company's By-laws and Restated Certificate of Incorporation will be disclosed in a Current Report on Form 8-K filed with the SEC.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ELIMINATING SUPERMAJORITY VOTING PROVISIONS.

AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION ADDING A NEW ARTICLE ELIMINATING STATUTORY SUPERMAJORITY VOTING REQUIREMENTS (PROPOSAL 4B)

In addition to the express supermajority voting provisions in the Company's Restated Certificate of Incorporation discussed above, the Business Corporation Law specifies that a vote of two-thirds of the outstanding shares entitled to vote thereon is required for certain matters unless a company's certificate of incorporation specifically provides that such matters shall be approved by the vote of a majority of the outstanding shares entitled to vote thereon. The Board notes that the statutory provisions that require a supermajority vote are the result of long-standing Business Corporation Law voting standards and that the statutory voting requirements were amended after the Company was formed to permit a majority vote. Consistent with the elimination of the supermajority voting provisions discussed above, the Board of Directors recommends that a new article be added to the Company's Restated Certificate of Incorporation to eliminate these statutory supermajority voting requirements. If the proposed amendment is approved, a new Article EIGHTH will be added to the Company's Restated Certificate of Incorporation that reads as follows:

"The affirmative vote of the shareholders entitled to cast a majority of the votes entitled to be cast shall be required to (i) adopt a plan of merger or consolidation in accordance with Section 903 of the Business Corporation Law, (ii) approve the sale, lease or exchange of all or substantially all of the assets of the Corporation in accordance with Section 909 of the Business Corporation Law, (iii) approve a share exchange in accordance with Section 913 of the Business Corporation Law, (iv) dissolve in accordance with Section 1001 of the Business Corporation Law, or (v) act under any successor provision to the foregoing provisions of the Business Corporation Law."

To approve this amendment to the Company's Restated Certificate of Incorporation, two-thirds of the outstanding shares of the Company must be voted "FOR" the proposed amendment. If approved, this amendment will become effective upon the filing with the New York Department of State of a certificate of amendment of the Company's Restated Certificate of Incorporation. The Company would make such a filing promptly after the annual meeting. The amendment to the Company's Restated Certificate of Incorporation will be disclosed in a Current Report on Form 8-K filed with the SEC.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION ADDING A NEW ARTICLE ELIMINATING STATUTORY SUPERMAJORITY VOTING REQUIREMENTS.

RE-APPROVAL OF PERFORMANCE GOALS UNDER THE BED BATH & BEYOND INC. 2004 INCENTIVE COMPENSATION PLAN (PROPOSAL 5)

Shareholders are being asked to re-approve the performance goals under the Bed Bath & Beyond Inc. 2004 Incentive Compensation Plan (the "2004 Plan"). The 2004 Plan was initially adopted by the Board of Directors on May 13, 2004 and was thereafter approved by our shareholders at the 2004 Annual Meeting of Shareholders.

The purpose of asking shareholders to re-approve the performance goals under the 2004 Plan is so that certain incentive awards granted thereunder may qualify as exempt performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) of the Code generally disallows the corporate tax deduction for certain compensation paid in excess of $1,000,000 annually to each of the chief executive officer and the three other most highly paid executive officers (other than the chief financial officer) of publicly-held companies, unless compensation is performance-based or satisfies other conditions. To satisfy the performance-based exception, Section 162(m) of the Code generally requires such performance goals to be approved by shareholders every five years.

We are not proposing any amendment to the terms of the 2004 Plan at this time. These performance goals must be shareholder approved to preserve, to the extent possible, our tax deduction for certain awards made under the 2004 Plan in accordance with the terms of Section 162(m) of the Code and related regulations.

The Board recommends that shareholders re-approve the performance goals under the 2004 Plan. If the requisite shareholder approval of the performance goals is not obtained, we may continue to grant awards under the 2004 Plan in accordance with its current terms. However, certain awards under the Plan may not constitute "performance-based" compensation under Section 162(m) of the Code, and accordingly, may not be tax deductible by the Company depending on the facts and circumstances.

The following description of the 2004 Plan is a summary of its principal provisions and is qualified in its entirety by reference to the 2004 Plan. The 2004 Plan is incorporated by reference from our definitive 2004 Proxy Statement on Schedule 14A filed with the SEC on May 28, 2004.

Description of the 2004 Plan

Purpose

The purpose of the 2004 Plan is to enable the Company to provide incentives in order to attract, retain and reward eligible participants of the 2004 Plan and strengthen the mutuality of interests between such individuals and the Company's shareholders. The 2004 Plan is a flexible incentive compensation plan that enables the Company to offer employees and others incentive compensation through stock options, stock appreciation rights ("SARs"), restricted stock awards and performance awards, including cash awards.

Administration

The Board of Directors has appointed two committees to administer the 2004 Plan: the Compensation Committee which is authorized to grant awards to executive officers and certain other key executives; and a second committee, consisting of the Co-Chairmen and Chief Executive Officer, which is authorized to grant awards to other employees and consultants. All members of the Compensation Committee are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act, "outside directors" within the meaning of Section 162(m) of the Code, and "independent directors" under applicable NASDAQ rules. Under the 2004 Plan, the entire Board of Directors has the authority to grant awards to non-employee directors, provided that no award may be made to a non-employee director unless all similarly situated non-employee directors have the right to receive the same award on the same terms; historically such awards have been made pursuant to automatic grants (as described under "How were directors compensated for fiscal 2008?" above). The Committee, as defined under the 2004 Plan, has the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. The Committee is also authorized to determine performance goals (if applicable), to determine to what extent an award may be settled, forfeited, modified or surrendered, to interpret the 2004 Plan and any awards granted thereunder and to make all other determinations necessary or advisable for the administration of the 2004 Plan. Where the vesting or payment of an award under the 2004 Plan is subject to the attainment of performance goals, the Committee is responsible for certifying that the performance goals have been attained.

Eligibility and Types of Awards

All employees, consultants and prospective employees and consultants of the Company and its affiliates and non-employee directors of the Company are eligible to be granted stock options, SARs, restricted stock awards, performance awards and other stock-based awards under the 2004 Plan. Eligibility for awards under the 2004 Plan is determined by the applicable Committee in its sole discretion.

Available Shares

The aggregate number of shares of common stock of the Company that may be issued or used for reference purposes under the 2004 Plan remains at a limit of 19,000,000 shares plus shares of common stock which were available for grant under the 1996, 1998, 2000 and 2001 Stock Option Plans, which, as of the date of the 2004 Annual Meeting, were 6,951,458 shares. As of the fiscal year ended February 28, 2009, 18,215,939 shares of common stock of the Company remained available for grant under the 2004 Plan, taking into account grants thereunder as well as cancellations and forfeitures.

Shares of common stock that are subject to options or SARs count against the overall limit as one share for every share granted. Shares of common stock that are subject to other types of awards count against this limit as 1.80 shares for every share granted. The maximum number of shares of common stock subject to any option and/or SAR that may be granted under the 2004 Plan during any fiscal year of the Company to each employee is, in the aggregate, 1,000,000 shares. The maximum number of shares of common stock subject to any restricted stock award and/or other stock-based award that is subject to the attainment of specified performance goals that may be granted under the 2004 Plan during any fiscal year of the Company to each employee is 500,000 shares. The maximum number of shares of common stock subject to any performance award denominated in shares of common stock that may be granted to an employee under the 2004 Plan attributable to any year of a performance period is 500,000 shares. The maximum payment that may be made to an employee under the 2004 Plan and denominated in dollars for a cash-based award attributable to any year of a performance period is $2,000,000. The above per-participant limits are increased for an employee to the extent that awards made to the employee in any prior year under the 2004 Plan were for less than the maximum number of shares or the amounts permitted to be granted, in the aggregate, to the employee.

If the Committee determines in good faith that an adjustment is necessary, it will adjust the above individual maximum share limits, the aggregate share limit and the terms of outstanding options and other awards to reflect certain changes in the Company's capital structure or business by reason of certain corporate events as provided in the 2004 Plan. However, the exercise price of an outstanding stock option may not be reduced, a new lower priced stock option may not be substituted for a surrendered stock option, and a stock option may not be cancelled for cash or another award, unless approved by the shareholders of the Company.

On May 5, 2009, the closing price of a share of common stock on the NASDAQ National Market System was $30.09.

Awards under the 2004 Plan

Stock Options. The 2004 Plan authorizes the Committee to grant non-qualified stock options to purchase shares of common stock. The Committee will determine the number of shares of common stock subject to each option, the term of each option, the exercise price (which may not be less than the fair market value of the common stock at the time of grant), any vesting schedule, and the other material terms of each option. Options will be exercisable at such times and subject to such terms as are determined by the Committee at grant. The maximum term of stock options under the 2004 Plan is eight years. Unless the Committee determines otherwise at the time of grant, stock options granted to employees or consultants will be exercisable no earlier than one year after grant, subject to acceleration provisions (if any) as determined by the Committee. Upon the exercise of an option, the participant must make payment of the full exercise price, either: in cash, check, bank draft or money order; solely to the extent permitted by law, through the delivery of irrevocable instructions to a broker reasonably acceptable to the Company to deliver promptly to the Company an amount equal to the aggregate purchase price; or on such other terms and conditions as may be acceptable to the Committee.

Stock Appreciation Rights. The 2004 Plan authorizes the Committee to grant SARs either in tandem with an option or independent of an option. A SAR is a right to receive a payment either in cash or common stock equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the exercise price per share of the SAR. The Committee will determine the terms and conditions of SARs at the time of grant, but generally SARs will be subject to the same terms and conditions as options (as described above).

Restricted Stock Awards. The 2004 Plan authorizes the Committee to grant restricted stock awards in the form of restricted stock or restricted stock units. Recipients of restricted stock awards enter into an agreement with the Company subjecting the restricted stock awards to transfer and other restrictions and providing the criteria or dates on which such restrictions lapse. Restricted stock awards may vest over time, based on performance criteria or other factors (including, without limitation, performance goals that are intended to comply with the performance-based compensation exception under Section 162(m) of the Code), as determined by the Committee at grant. Unless the Committee determines otherwise at grant, the minimum restriction period for a restricted stock award will be three years (permitting pro-rata vesting over such three year period), subject to acceleration provisions (if any) as determined by the Committee. A holder of a restricted stock award does not have any of the rights of a stockholder until such holder becomes a stockholder of record (with the exception of certain dividend rights). A shareholder of record generally has all of the attendant rights of a stockholder including the right to receive dividends, if any, subject to vesting conditions as described below, the right to vote shares and, subject to and conditioned upon the full vesting of shares, the right to tender such shares. Awards agreements generally provide that the right to receive dividends is subject to the vesting requirements of the restricted stock award.

Performance Awards. The 2004 Plan authorizes the Committee to grant performance awards entitling participants to receive a fixed number of shares of common stock or cash, as determined by the Committee, upon the attainment of performance goals with respect to a designated performance period. Unless the Committee determines otherwise at grant, the minimum performance period shall be one year.

Other Awards. The 2004 Plan authorizes the Committee to grant awards of common stock and other awards that are valued in whole or in part by reference to, or are payable in or otherwise based on, common stock, including but not limited to: shares of common stock awarded purely as a bonus in lieu of cash and not subject to any restrictions or conditions; shares of common stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an affiliate; stock equivalent units; restricted stock units; and awards valued by reference to book value of shares of common stock.

As noted above, performance-based awards granted under the 2004 Plan that are intended to satisfy the performance-based compensation exception under Section 162(m) of the Code will vest based on attainment of specified performance goals established by the Committee. These performance goals will be based on the attainment of a certain target level of, or a specified increase in (or decrease where noted) one or more of the following criteria selected by the Committee:

- enterprise value or value creation targets;
- after-tax or pre-tax profits of the Company, including, without limitation, that attributable to continuing and/or other operations;
- operational cash flow or economic value added;
- gross or operating margins;
- reduction of, or other specified objectives with regard to limiting the level of increase in all or a portion of, the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations of the Company, which may be calculated net of cash balances and/or other offsets and adjustments as may be established by the Committee;
- earnings per share or earnings per share from continuing operations;
- net sales, revenues, net income or earnings before income tax or other exclusions;
- return on capital employed or return on invested capital;
- after-tax or pre-tax return on stockholder equity; or
- fair market value of the shares of the common stock of the Company.

The criteria to establish performance goals also include the growth in the value of an investment in the common stock of the Company assuming the reinvestment of dividends, or a transaction that results in the sale of stock or assets of the Company.

The Committee may also exclude the impact of an event or occurrence which the Committee determines should be appropriately excluded, including: restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or a change in accounting standards required by generally accepted accounting principles.

In addition, such performance goals may be based upon the attainment of specified levels of Company performance under one or more of the measures described above relative to the performance of other corporations.

Amendment and Termination

Subject to the rules referred to in the balance of this paragraph, the Board of Directors or a Committee consisting solely of two or more non-employee directors may at any time amend, in whole or in part, any or all of the provisions of the 2004 Plan, or suspend or terminate it entirely, retroactively or otherwise. Except to correct obvious drafting errors or as required to comply with applicable law or accounting rules, no such amendment may reduce the rights of a participant with respect to awards previously granted without the consent of such participant. In addition, without the approval of shareholders, no amendment may be made that would: increase the aggregate number of shares of common stock that may be issued under the 2004 Plan; increase the maximum individual participant share limitations for a fiscal year or year of a performance period; change the classification of individuals eligible to receive awards under the 2004 Plan; extend the maximum option term; decrease the minimum exercise price of (i.e., reprice) any award; materially alter the performance goals; or require shareholder approval in order for the 2004 Plan to continue to comply with Section 162(m) of the Code or to satisfy applicable NASDAQ rules.

Nontransferability

Except as the Committee may permit, at the time of grant or thereafter, awards granted under the 2004 Plan are not transferable by a participant other than by will or the laws of descent and distribution. Shares of common stock acquired by a permissible transferee shall continue to be subject to the terms of the 2004 Plan and the applicable award agreement.

Outstanding Awards

During fiscal 2008, the following awards were granted under the 2004 Plan to each of the named executive officers, all current executive officers as a group, all non-employee directors as a group and all other employees, respectively:

Name and Principal Position	Number of Shares Underlying Options	Number of Shares Underlying Restricted Stock Awards
Warren Eisenberg Co-Chairman	81,367	60,846
Leonard Feinstein Co-Chairman	81,367	60,846
Steven H. Temares Chief Executive Officer	374,288	73,015
Arthur Stark President and Chief Merchandising Officer	41,029	30,423
Eugene A. Castagna Chief Financial Officer and Treasurer	41,029	22,817
All Executive Officers as a Group (6 persons)	660,109	270,764
Non-Employee Directors as a Group (reflects automatic grants)	0	14,024
All Other Employees	123,087	1,091,742

The terms and number of awards to be granted in the future under the 2004 Plan are to be determined at the discretion of the Committee. Since all such future awards have not yet been determined, the benefits or amounts that will be received by or allocated to the Company's executive officers or other eligible employees or consultants cannot be determined at this time.

Material U.S. Federal Income Tax Consequences of Stock Options

The following discussion of the principal U.S. federal income tax consequences with respect to options under the 2004 Plan is based on statutory authority and judicial and administrative interpretations as of the date of this proxy statement, which are subject to change at any time (possibly with retroactive effect) and may vary in individual circumstances. Therefore, the following is designed to provide a general understanding of the federal income tax consequences (state, local and other tax consequences are not addressed below). This discussion is limited to the U.S. federal income tax consequences to individuals who are citizens or residents of the U.S., other than those individuals who are taxed on a residence basis in a foreign country. The U.S. federal income tax law is technical and complex and the discussion below represents only a general summary.

The following summary is included herein for general information only and does not purport to address all the tax considerations that may be relevant. Each recipient of a grant is urged to consult his or her own tax advisor as to the specific tax consequences to such recipient of the grant and the disposition of common stock.

Stock Options. In general, an optionee will recognize no taxable income upon the grant of a non-qualified stock option and the Company will not receive a deduction at the time of such grant. Upon exercise of a non-qualified stock option, an optionee generally will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price. Upon a subsequent sale of the common stock by the optionee, the optionee will recognize short-term or long-term capital gain or loss, depending upon his holding period for the common stock. Subject to the limitations of Section 162(m) of the Code and Section 280G of the Code (as described below), the Company will generally be allowed a deduction equal to the amount recognized by the optionee as ordinary income.

Section 162(m) of the Code. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in its taxable year to the extent that such compensation exceeds $1,000,000 and is not "performance-based compensation." "Covered employees" are a company's chief executive officer on the last day of the taxable year and the three other most highly paid executive officers (other than the chief financial officer) whose compensation is required to be reported to stockholders in its proxy statement under the Exchange Act. Compensation paid to covered employees as a result of the exercise of non-qualified stock options granted in accordance with the terms of the 2004 Plan are intended to be "performance-based compensation" enabling the Company to receive a deduction for the full amount of such compensation without regard to the $1,000,000 cap.

Parachute Payments. In the event that the payment of any award under the 2004 Plan is accelerated because of a change in ownership (as defined in Code Section 280G(b)(2)) and such payment of an award, either alone or together with any other payments made to the participant, constitutes parachute payments under Section 280G of the Code, then, subject to certain exceptions, a portion of such payments would be nondeductible to the Company and the participant would be subject to a 20% excise tax on such portion.

THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE VOTES CAST BY OUR SHAREHOLDERS IN PERSON OR REPRESENTED BY PROXY AND ENTITLED TO VOTE ON THE RE-APPROVAL OF THE PERFORMANCE GOALS UNDER THE 2004 PLAN AT THE ANNUAL MEETING IS REQUIRED TO RE-APPROVE SUCH GOALS.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RE-APPROVAL OF THE PERFORMANCE GOALS UNDER THE BED BATH & BEYOND INC. 2004 INCENTIVE COMPENSATION PLAN.

SHAREHOLDER PROPOSAL (PROPOSAL 6)

We have been notified that the following shareholder proposal will be presented for consideration at the Annual Meeting. Promptly upon receipt of an oral or written request we will provide you with the name and address of, and number of shares held by, each proponent.

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Globally over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). A recent survey found that 80% of the Global Fortune 250 companies now release corporate responsibility data, which is up from 64% in 2005 (KPMG International Survey of Corporate Responsibility Reporting 2008).

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions, climate change policies, and overall sustainability strategies is essential to investors as they assess the strengths of corporate securities in the context of climate change and increased public awareness of corporate social and environmental responsibility.

As concerns about volatile energy prices, climate change and energy security continue to increase, we believe the focus on energy efficiency will only intensify. For large retail chains this focus will extend not only to stores but also to the supporting distribution and transportation networks.

As such, it is no surprise that Wal-Mart, Tesco, and other major retailers have taken leadership roles in this area through the publication of comprehensive sustainability reports that address company impacts with regards to greenhouse gas emissions, toxics, store siting and employee safety (www.ceres.org). Bed Bath & Beyond, however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change. In a recent report authored by RiskMetrics, the company scored ninth out of nine big-box retailers in terms of climate change governance practices.

It is vital that our company address and report on the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report including strategies to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxic chemicals used in products, environmental impacts of store siting, recycling programs, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by December 2010.

Shareholder's Supporting Statement

The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability.

We recommend that Bed Bath & Beyond use the Global Reporting Initiative's Sustainability Reporting Guidelines to prepare the sustainability report. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities, and their guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.

COMPANY'S STATEMENT IN OPPOSITION

The Company believes it is a positive member of each of the communities in which it conducts business, and that social and environmental considerations are an integral part of the business which should be reflected in how it operates. The Company also is aware that there is an appetite among some of its shareholder base for increased disclosure relating to the Company's environmental and social practices.

The Company will prepare a report, in which it expects to treat a number of areas, including those mentioned by the proponents. The Company intends for its report to provide meaningful insight into our performance in these areas. The Company has already commenced the preliminary steps to prepare the report, and is committed to completing the report within the timeframe requested by the proponents. The report will be published on the Company's website following its completion.

The Company has engaged and expects to remain engaged with the proponents of this proposal during this process. However, while the proposal recommends that the Company use the Global Reporting Initiatives Sustainability Reporting Guidelines (the "GRI Guidelines") to prepare the report, and the Company believes this is likely an achievable goal, the proponents have insisted on a detailed written assurance that the report will be prepared in accordance with the GRI Guidelines. Due to a lack of sufficient familiarity with the GRI Guidelines, the Company cannot give such assurance at this time. The Company will be reviewing many different sources and guidelines in preparing its report, including the reports of other large retailers as referenced by the proposal. The Company does not believe that committing to follow a single resource is in the best interests of the Company or its shareholders at this time.

FOR THESE REASONS, YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

EXECUTIVE OFFICERS

Executive officers

Set forth below is information concerning our executive officers as of May 5, 2009.

Name	Age	Position
Warren Eisenberg	78	Co-Chairman and Director
Leonard Feinstein	72	Co-Chairman and Director
Steven H. Temares	50	Chief Executive Officer and Director
Arthur Stark	54	President and Chief Merchandising Officer
Eugene A. Castagna	43	Chief Financial Officer and Treasurer
Matthew Fiorilli	52	Senior Vice President – Stores

Warren Eisenberg is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Eisenberg served as Chairman from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Leonard Feinstein is a Co-Founder of the Company and has served as Co-Chairman since 1999. He has served as a director since 1971. Mr. Feinstein served as President from 1992 to 1999, and served as Co-Chief Executive Officer from 1971 to 2003.

Steven H. Temares has been Chief Executive Officer since 2003 and has served as a director since 1999. He was President and Chief Executive Officer from 2003 to 2006, President and Chief Operating Officer from 1999 to 2003 and Executive Vice President and Chief Operating Officer from 1997 to 1999. Mr. Temares joined the Company in 1992.

Arthur Stark has been President and Chief Merchandising Officer since 2006. Mr. Stark has served as Chief Merchandising Officer since 1999 and was a Senior Vice President from 1999 to 2006. Mr. Stark joined the Company in 1977.

Eugene A. Castagna has been Chief Financial Officer and Treasurer since 2006. Mr. Castagna served as Assistant Treasurer from 2002 to 2006 and as Vice President - Finance from 2000 to 2006. Mr. Castagna is a certified public accountant and joined the Company in 1994.

Matthew Fiorilli has been Senior Vice President – Stores since 1999. Mr. Fiorilli joined the Company in 1973.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a discussion and analysis of our compensation programs as they apply to our executive officers named in the Summary Compensation Table below.

Compensation Philosophy and Objectives

The Compensation Committee has developed and implemented compensation policies, plans and programs to provide competitive compensation opportunities with a significant component of actual payments being dependent principally on the Company's performance results and on enhancements to shareholder value. The Committee considers the total compensation package (earned or potentially available, including benefits) in establishing each element of compensation.

The policies, plans and programs are designed to meet the following objectives:

- Attract and retain highly qualified executives
- Be competitive with other major U.S. retail peer companies
- Reward corporate and individual performance
- Align the interests of executives and shareholders
- Promote the balance of annual and long-term results

Role of the Compensation Committee

The Compensation Committee provides overall guidance for our executive compensation policies and determines the amounts and elements of compensation for our named executive officers, which are our Co-Chairmen, Chief Executive Officer, President and Chief Financial Officer, as well as for such other key executives as the Committee determines. No executive may be present during voting or deliberations with respect to matters relating to such executive's compensation. The Compensation Committee charter, which describes the Committee's function, responsibilities and duties, is available on our website at www.bedbathandbeyond.com under the Investor Relations section.

The Compensation Committee currently consists of three members of our Board of Directors, Mr. Adler and Mses. Morrison and Stoller, all of whom are "independent" as defined by the NASDAQ listing standards and the applicable tax and securities rules and regulations. The Compensation Committee meets on a regular basis for various reasons as outlined in its charter.

Methodology

In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of compensation consultants. The Compensation Committee has the authority to retain, terminate and set the terms of the Company's relationship with any consultants and any other outside advisors who assist the Committee in carrying out its responsibilities. In connection with making its determinations regarding compensation for our named executive officers and certain other key executives for fiscal 2008, the Compensation Committee conducted a search for an independent compensation consultant and retained James F. Reda & Associates LLC ("JFR") to conduct a compensation review for the named executive officers and certain other executives. JFR had not previously worked with the Company in any capacity. Under the direction of the Committee, the compensation review included a peer group competitive market review and total compensation recommendations by JFR.

The methodology used by JFR included reviewing available data based on the Company's industry, revenue size and financial performance, as well as data from companies from various industries with a chairman among its named executive officers who is also a founder in light of the fact that the Company's Co-Chairmen are its Co-Founders. The principal peer group developed by JFR ("Peer Group 1"), upon which it based its recommendations, consisted of 18 companies that are the Company's direct competitors, retailing companies of similar size or retailing companies with founders/chairmen positions. Peer Group 1 consisted of the following companies:

Barnes & Noble, Inc.
The Bon-Ton Stores, Inc.
Dillard's, Inc.
Family Dollar Stores, Inc.
Jones Apparel Group, Inc.
Kohl's Corporation
Macy's, Inc.
Nordstrom, Inc.
J.C. Penney Company, Inc.
Pier 1 Imports, Inc.
Retail Ventures, Inc.
Ross Stores, Inc.
Saks Incorporated
Starbucks Corporation
Stein Mart, Inc.
Target Corporation
The TJX Companies, Inc.
Williams-Sonoma, Inc.

JFR also based its recommendations for fiscal 2008 on a peer group of 14 companies from various industries with a chairman among its named executives who is also a founder. The latter peer group ("Peer Group 2") consisted of the following companies:

Affiliated Computer Services, Inc.
Apollo Group, Inc.
Barnes & Noble, Inc.
CBS Corporation
Clear Channel Communications, Inc.
D.R. Horton, Inc.
Dell Inc.
Dollar Tree, Inc.
Harman International Industries, Incorporated
Hovnanian Enterprises, Inc.
Jones Apparel Group, Inc.
Pilgrim's Pride Corporation
Pulte Homes, Inc.
Starbucks Corporation

The peer group analyses prepared by JFR used public company proxy statements, third party industry compensation surveys and other publicly available information.

JFR advised that the aggregate compensation for Messrs. Eisenberg and Feinstein, as Co-Chairmen, and Mr. Temares, as Chief Executive Officer, for the Company's 2007 fiscal year was in the 73rd percentile of Peer Group 1. JFR also advised that the aggregate recommended compensation for these top three named executives for fiscal 2008 was at the 73rd percentile of Peer Group 1 and the 61st percentile in a calculation which compared total senior executive compensation of the Peer Group 1 companies against their latest fiscal year net income as a percentage of sales.

JFR further advised that the aggregate compensation for Mr. Temares for the Company's 2007 fiscal year was in the 65th percentile of Peer Group 1, and that the aggregate compensation for Messrs. Eisenberg and Feinstein (i.e., the combined compensation for both of such executives) for fiscal 2007 was in the 88th percentile of Peer Group 2.

In addition to advising the Compensation Committee as to how the fiscal 2007 compensation of the Company's named executive officers compared to the compensation of executives in the peer groups in various different categories, JFR provided advice and recommendations with respect to compensation levels for fiscal 2008. Taking into account such advice, the Committee determined that the aggregate compensation for the Company's top three named executive officers for fiscal 2008 should not exceed the aggregate compensation for those executives for fiscal 2007. The Committee further determined that the respective compensation of the Co-Chairmen and Mr. Temares, as the Chief Executive Officer, for fiscal 2008 should reflect the Company's succession planning. As a result of this determination, and in light of analyses prepared by JFR, the Compensation Committee increased for fiscal 2008 the total compensation of the Chief Executive Officer and decreased the total compensation of the Co-Chairmen by approximately equal amounts.

Also for fiscal 2008, the Compensation Committee requested advice from JFR regarding the methodology for determining equity compensation for the named executive officers and other key officers. Based upon advice from JFR, the Compensation Committee deemed it advisable to modify its approach to granting stock option awards by determining the compensation allocated to these awards in dollars as compared to its approach in prior years of determining these awards based on the number of shares covered by the options. Accordingly, the Compensation Committee made aggregate and individual compensation determinations, including each element of compensation, in dollars. The Compensation Committee also requested advice from JFR regarding the methodology for computing the number of option share grants based on dollar-denominated awards of stock option grants as described under "Senior Executive Compensation."

In making its determinations for the current fiscal year (fiscal 2009), the Committee continued the engagement of JFR to conduct a compensation review for the named executive officers and certain other executives. Under the direction of the Committee, the compensation review included a peer group competitive market review and total compensation recommendations by JFR. In reaching its compensation determinations for fiscal 2009, the Committee took into account both the Company's very strong performance during fiscal 2008 as compared to the companies in its Peer Group 1 and the fact that, although the Company performed strongly compared to its peers, the Company's net income and stock price declined considerably during fiscal 2008 compared to fiscal 2007. In a comparison with companies in Peer Group 1, the Company ranked in the 85th percentile in total shareholder return for fiscal 2008 and in the 99th percentile in terms of net income as a percentage of sales. In addition, during fiscal 2008, the Company saw its principal direct competitor file for bankruptcy protection and liquidate as it was unable to withstand the difficult operating environment in the sector in which the Company was able to continue to effectively compete. The Committee also recognized that, although the Company had performed well on a relative basis, the Company's total shareholder return for fiscal 2008 was negative 24.8% and its net earnings for fiscal 2008 declined approximately 24.5% compared to 2007, due in significant part to the economic crisis affecting the housing sector and retail generally. Taking into account the foregoing factors and advice from JFR, the Committee determined that the aggregate compensation for all of the Company's named executive officers for fiscal 2009 should remain the same as the aggregate compensation for those executives for fiscal 2008.

In connection with its fiscal 2009 compensation review, the Committee determined that it would use only Peer Group 1 as a reference peer group; the Committee concluded that Peer Group 2 did not provide sufficient meaningful incremental data to warrant continued use of two separate peer groups for comparison purposes.

The Compensation Committee solicits input from the Co-Chairmen when considering decisions concerning the compensation of the Chief Executive Officer, and solicits input from the Co-Chairmen and the Chief Executive Officer when considering decisions concerning the compensation of the other named executive officers and any other executive whose compensation the Committee determines. In connection with its determinations in the spring of 2008 and 2009, the Committee consulted with the Co-Chairmen, who are the Co-Founders of the Company and who have been continuously involved in the affairs of the Company since its organization in 1971, with respect to the recommendations of JFR regarding the compensation package of the Chief Executive Officer. The Committee also received and reviewed the recommendations of the Co-Chairmen and Chief Executive Officer regarding the proposed salary and equity compensation awards for the other named executive officers and certain other executives for fiscal 2008 and 2009. In addition, JFR met with the Co-Chairmen to discuss compensation recommendations.

The compensation approved by the Compensation Committee for each of Messrs. Eisenberg, Feinstein and Temares for fiscal 2008 and 2009 was in the amounts and comprised of the elements recommended by JFR. The compensation approved by the Compensation Committee for the other named executive officers for fiscal 2008 and 2009 was determined by the Compensation Committee, taking into account the recommendations of the Co-Chairmen and Chief Executive Officer and certain data the Compensation Committee requested from JFR.

Elements of Compensation

The Company seeks to provide total compensation packages to our employees, including our named executive officers, that implement our compensation philosophy. The components of our compensation programs are base salary, equity compensation (consisting of stock options and restricted stock awards), retirement and other benefits (consisting of health plans, a limited 401(k) plan match and a deferred compensation plan) and perquisites. The Company believes that its executive cash compensation is low compared to the other companies in our peer group. In fact, according to the analysis prepared by JFR, the aggregate total cash compensation of Messrs. Eisenberg, Feinstein and Temares in fiscal 2008 was in the 13th percentile of Peer Group 1 cash compensation for the top three executives. The Company places greater emphasis in the compensation packages for named executive officers on equity incentive compensation in order to align compensation more closely with performance results and the creation of shareholder value. The Company does not have a cash bonus program for executive officers.

Base Salary

The Company pays base salaries to provide our named executive officers with current, regular compensation that is appropriate for their position, experience and responsibilities. As noted above, the Company believes that cash compensation levels for our named executive officers are lower than our peers as the Company places greater emphasis on equity compensation.

Equity Compensation

The Company's overall approach to equity compensation is to make equity awards comprised of a combination of stock options and restricted stock to all executive officers, including the named executive officers, and a small number of other executives. Commencing in fiscal 2007, these grants are made on May 10 of each year (or the following trading day should such date fall on a weekend or holiday). The vesting provisions relating to equity compensation have been and continue to be determined with the principal purpose of retaining the Company's executives and key employees. The Company believes its equity compensation policies have been highly successful in the long term retention of its executives and key employees, including its named executive officers.

Consistent with the Company's historic practice, the stock options vest over time, subject, in general, to the named executive officers remaining in the Company's employ on specified vesting dates. Vesting of the restricted stock awarded to these named executive officers is dependent on (i) the Company's achievement of a performance-based test for the fiscal year in which the grant is made, and (ii) assuming achievement of the performance-based test, time vesting, subject, in general, to the executive remaining in the Company's employ on the specified vesting dates.

The performance-based test requires that the Company's net income in the fiscal year exceed the Company's net income in the prior fiscal year or that the Company's net income as a percentage of sales place it in the top half of the companies in the S&P 500 Retailing Index with respect to such measurement. Net income is adjusted for such purpose to reflect (i) mergers, acquisitions, consolidations or dispositions, (ii) changes in accounting methods, and (iii) extraordinary items, as defined in APB 30, or stock repurchase or dividend activity. The Company believes that this performance-based test meets the standard for performance-based compensation under the Code so that the restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1 million.

For fiscal 2007 and for fiscal 2008, the performance-based test was satisfied in that the Company's net income as a percentage of sales for the prior fiscal year placed it in the top half of the S&P 500 Retailing Index for fiscal 2007 and top quartile for fiscal 2008. The S&P 500 Retailing Index included the following companies in fiscal 2007: Abercrombie & Fitch, Amazon.com, AutoNation, AutoZone, Best Buy, Big Lots, Circuit City, Dillard's, Expedia, Family Dollar, Gamestop, Gap, Genuine Parts, Home Depot, IAC

InterActive, J.C. Penney, Kohl's, Limited Brands, Lowe's, Macy's, Nordstrom, Office Depot, Office Max, Radio Shack, Sears, Sherwin-Williams, Staples, Target, Tiffany & Co. and TJX Companies. In fiscal 2008, the S&P 500 Retailing Index did not include: Circuit City, Dillard's, IAC InterActive and Office Max.

In making its determinations for fiscal 2009 and in light of macroeconomic factors that have resulted in substantial volatility and uncertainty in the retail sector, the Committee decided to follow the same performance-based tests used in fiscal 2008. However, the Committee determined that, as it continues to monitor retail sector performance in the coming months, it would undertake a comprehensive review of all of the Company's compensation programs for named executive officers and other key executives, including performance-based compensation, in connection with its fiscal 2010 compensation review.

All executives (other than those discussed above) and associates awarded incentive compensation receive grants consisting solely of restricted stock. Vesting of restricted stock awarded to these employees is based solely on time-vesting with no performance-based test.

All awards of restricted stock and stock options are made under the Company's 2004 Incentive Compensation Plan, approved by the Company's shareholders, which is the only equity incentive plan under which the Company can currently make awards of equity compensation.

Senior Executive Compensation

In addition to considering the Company's compensation policies generally, the Compensation Committee reviews executive compensation and concentrates on the compensation packages for the Company's named executive officers, namely, the Co-Chairmen (Warren Eisenberg and Leonard Feinstein, who are the Company's Co-Founders) and the Chief Executive Officer (Steven H. Temares), believing that these three named executive officers are the most important and influential in determining the continued success of the Company. The Company has enjoyed considerable success in the 17 years it has been a public company, with, until the challenging economic environment in fiscal 2008, revenue and earnings per share growth in each year since its initial public offering in 1992.

Cash compensation of the three senior executives has been held to comparatively modest levels when compared with companies of comparable size and earnings. The base salaries of the Co-Chairmen for fiscal 2009 are $1,100,000, the same as they were for the prior three years. The base salary of the Chief Executive Officer for fiscal 2009 is $1,500,000, the same as it was for fiscal 2008. His base salary was increased in annual increments of $100,000 for fiscal 2006 and 2007 and in fiscal 2008 was increased by $150,000. No cash bonuses were paid.

In each of fiscal years 2006 and 2007, the Compensation Committee awarded stock options (in addition to restricted stock) to the named executive officers since stock options reward the named executive officers only if shareholder values are increased. In each such year, the stock option awards were 200,000 shares to the Chief Executive Officer and 100,000 shares to each of the Co-Chairmen. In making the awards in these number of shares, the Committee considered the fair value of these options determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" or SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"). In addition, in each such year, the Compensation Committee awarded shares of restricted stock having a market value on the date of grant of $2,400,000 to each of the Chief Executive Officer and the Co-Chairmen.

As described above, the Compensation Committee determined that for fiscal 2008 there should be no increase in aggregate compensation for the top three named executive officers, with a reallocation of compensation among such officers such that the total compensation of the Chief Executive Officer was increased in an amount approximately equal to a reduction in total compensation of the Co-Chairmen. Consequently, the aggregate equity awards to Mr. Temares for fiscal 2008 were increased from fiscal 2007 by $1,600,000 to $7,000,000 (valued by the Committee as described below). The increase to Mr. Temares was comprised entirely of stock options. Of the total of $7,000,000 of equity awards to Mr. Temares for fiscal 2008, $2,400,000 consisted of restricted stock (based on the market value of the Company's common stock on the date of grant) and $4,600,000 consisted of stock options (based on the fair value determined on the date of grant in accordance with SFAS No. 123R ["Stock Option Fair Value"]).

The equity awards to Messrs. Eisenberg and Feinstein for fiscal 2008 were decreased from fiscal 2007 by an aggregate of $1,800,000 to $3,000,000 for each such executive, of which $2,000,000 consisted of restricted stock and $1,000,000 consisted of stock options (valued on the same basis as Mr. Temares' awards).

Unlike prior years in which stock option awards were made by the Committee based on the number of shares covered by the options, and based upon advice from JFR, the stock option awards for fiscal 2008 were made in dollars (with the number of shares covered by the options determined by dividing the dollar amount of the grant by the Stock Option Fair Value). The Committee believes that making stock option awards in dollar amounts rather than share amounts is an increasingly prevalent practice and is advisable because making stock option awards in dollar amounts allows the Compensation Committee to align stock option awards with the value of the option grants. Making stock option awards in dollars also enables the Compensation Committee to more readily evaluate appropriate aggregate compensation amounts and percentage increases or decreases for executives, in comparison to making stock option awards in share amounts (the value of which varies depending on the trading price of the Company's stock and other factors).

While not increasing the aggregate dollar amount of equity compensation for the named executive officers in fiscal 2009, the Company allocated 50% of equity compensation awards to Mr. Temares in restricted stock in 2009 compared to approximately 34% in restricted stock in 2008. The Committee made this reallocation to provide for equal allocation between restricted stock awards based on specifically-identified performance criteria and stock option awards that are tied to stock price performance.

In the view of the Compensation Committee, the base salary, stock option grants, and restricted stock awards constituted compensation packages for the Chief Executive Officer and for the Co-Chairmen appropriate for a company with the revenues and earnings of the Company. The stock options granted to the Chief Executive Officer vest in five equal annual installments, while the stock options awarded to the Co-Chairmen vest in three equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company. The restricted stock awards to each such executive are conditioned on the performance-based test described above with time vesting in five equal annual installments, in each case commencing on the first anniversary of the grant date and based on continued service to the Company.

Base salaries and the dollar value of equity awards for fiscal 2009 will remain unchanged from fiscal 2008. The base salaries of Mr. Stark in fiscal 2007 and 2008 were $950,000 and $1,055,000, respectively. The base salaries of Mr. Castagna in fiscal 2007 and 2008 were $755,000 and $840,000, respectively.

In fiscal 2007, Mr. Stark and Mr. Castagna both received option awards in the amount of 25,000 shares, vesting in five equal annual installments commencing on the third anniversary of the grant date, based on continued service to the Company. In fiscal 2008 (when option grants were made in dollars as described above), Mr. Stark and Mr. Castagna both received option awards based on a dollar value of $590,000 (which translated to 41,029 option shares), with the same vesting schedule as the fiscal 2007 option awards. Mr. Stark was awarded shares of restricted stock in each of fiscal 2007 and 2008 having a market value on the date of grant of $1,000,000. Mr. Castagna was awarded shares of restricted stock in each of fiscal 2007 and 2008 having a market value on the date of grant of $750,000. The restricted stock awards to both Mr. Stark and Mr. Castagna for both fiscal 2007 and 2008 were conditioned on the performance-based test described above with time vesting in five equal annual installments commencing on the third anniversary of the grant date.

For further discussion related to equity grants to the named executive officers, see "Potential Payments Upon Termination or Change in Control" below.

Other Benefits

The Company provides the named executive officers with the same benefits offered to all other employees. The cost of these benefits constitutes a small percentage of each named executive officer's total compensation. Key benefits include paid vacation, premiums paid for long-term disability insurance, a matching contribution to the named executive officer's 401(k) plan account, and the payment of a portion of the named executive officer's premiums for healthcare and basic life insurance.

In addition, effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of certain highly compensated employees, including the named executive officers. The plan provides that a certain percentage of an employee's contributions may be matched by the Company, subject to certain limitations. This matching contribution will vest over a specified period of time. See "Deferred Compensation" below.

Mr. Temares, as Chief Executive Officer, has a supplemental retirement benefit agreement with the Company under which if he remains employed by the Company through June 12, 2012 (or the earlier occurrence of a change of control of the Company), he is entitled to receive a supplemental retirement benefit upon his separation from service from the Company, for ten years, in an amount equal to fifty percent of his annual salary at the date of termination of employment.

The Company also provides the named executive officers with certain perquisites including tax preparation services and car service, in the case of Messrs. Eisenberg and Feinstein, and a car allowance, in the case of all named executive officers. The Compensation Committee believes all such perquisites are reasonable and consistent with its overall objective of attracting and retaining our named executive officers.

The Company reviews these other benefits and perquisites on an annual basis and makes adjustments as warranted based on competitive practices and the Company's performance.

See the "All Other Compensation" column in the Summary Compensation Table for further information regarding these benefits and perquisites, and "Potential Payments Upon Termination or Change in Control" below for information regarding termination and change in control payments and benefits.

Impact of Accounting and Tax Considerations

The Compensation Committee considers the accounting cost associated with equity compensation and the impact of Section 162(m) of the Code, which generally prohibits any publicly-held corporation from taking a federal income tax deduction for compensation paid in excess of $1 million in any taxable year to the named executive officers, subject to certain exceptions for performance-based compensation. Stock options and performance-based compensation granted to our named executive officers are intended to satisfy the performance-based exception and be deductible. Base salary amounts in excess of $1 million are not deductible by the Company.

Policy on the Recovery of Incentive Compensation

In April 2009, the Board adopted a policy as part of the Company's corporate governance guidelines on the recovery of incentive compensation, commonly referred to as a "clawback policy," applicable to the Company's named executive officers (as defined under Item 402(a)(3) of Regulation S-K).

Advisory Vote on Executive Compensation

The Company anticipates that non-binding advisory votes on compensation practices, commonly referred to as "say-on-pay," may in the future be mandated by law, in which case the Company will comply with such requirements.

In any event, if no such advisory vote is required by law at the time of the Company's 2011 Annual Meeting, the Board has approved in principle that, effective with the Company's 2011 Annual Meeting, the Company will implement a non-binding, advisory vote by the Company's shareholders on the Compensation Committee's compensation philosophy, policies and procedures for the Company's named executive officers.

Conclusion

After careful review and analysis, the Company believes that each element of compensation and the total compensation provided to each of its named executive officers is reasonable and appropriate. The value of the compensation payable to the named executive officers is significantly tied to the Company's performance and the return to its shareholders. The Company believes that its compensation programs will allow it to attract and retain a top performing management team.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee of the Company's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on the Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2009 for filing with the SEC.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

COMPENSATION COMMITTEE

Dean S. Adler

Victoria A. Morrison

Fran Stoller

SUMMARY COMPENSATION TABLE FOR FISCAL 2008, FISCAL 2007 AND FISCAL 2006

The following table sets forth information concerning the compensation of the Company's principal executive officer, principal financial officer and the three mostly highly compensated executive officers of the Company other than its principal executive officer and principal financial officer for fiscal 2008, fiscal 2007 and fiscal 2006 ("named executive officers").

Name and Principal Position	Fiscal Year	Salary[1] ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation[3] ($)	Total ($)
Warren Eisenberg [4] [5]	2008	1,100,000	2,320,646	1,275,557	0	78,645	4,774,848
Co-Chairman	2007	1,100,000	2,037,483	1,271,238	0	60,346	4,469,067
	2006	1,100,000	1,449,004	2,972,556	0	110,071	5,631,631
Leonard Feinstein [6] [7]	2008	1,100,000	2,320,646	1,275,557	0	140,309	4,836,512
Co-Chairman	2007	1,100,000	2,037,483	1,271,238	0	66,887	4,475,608
	2006	1,100,000	1,449,004	2,972,556	0	109,939	5,631,499
Steven H. Temares [8] [9] [10]	2008	1,468,269	2,467,010	3,620,127	99,932	21,104	7,676,442
Chief Executive Officer	2007	1,328,846	2,037,483	3,929,565	37,983	23,621	7,357,498
	2006	1,230,769	1,449,004	3,721,746	0	22,526	6,424,045
Arthur Stark [11] [12]	2008	1,032,788	641,680	1,063,604	0	10,387	2,748,459
President and	2007	928,846	425,722	1,153,294	0	9,911	2,517,773
Chief Merchandising Officer	2006	821,154	230,981	1,384,678	0	9,523	2,446,336
Eugene A. Castagna [13] [14]	2008	822,319	510,766	1,086,845	0	13,468	2,433,398
Chief Financial Officer	2007	738,076	348,800	1,225,389	0	16,874	2,329,139
and Treasurer	2006	660,577	202,192	1,242,913	0	18,229	2,123,911

(1) Except as otherwise described in this Summary Compensation Table, salaries to named executive officers were paid in cash in the fiscal year ended February 28, 2009 (the Company's "2008 fiscal year"), March 1, 2008 (the Company's "2007 fiscal year") and March 3, 2007 (the Company's "2006 fiscal year") and increases in salary, if any, were effective in May of the fiscal year.

(2) Pursuant to SEC rules, stock awards and option awards are valued in the amounts recognized for financial statement reporting purposes, in accordance with SFAS No. 123R, for fiscal year 2008, 2007 and 2006 and thus include amounts from awards granted in and prior to that specific fiscal year, without regard to the estimated forfeiture related to service-based vesting conditions. All assumptions made in the valuations are contained in footnote 14 to the Company's financial statements and described under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the Company's 2008 fiscal year. The amounts shown in the table reflect the Company's accounting expense and do not necessarily reflect the actual value, if any, that may be realized by the named executive officers.

(3) The amounts of Company matching contribution payments relating to deferred compensation reflected in this column which relate to fiscal 2006 include amounts in respect of calendar years 2006 and 2007 as fiscal year 2006 commenced on February 26, 2006 and ended on March 3, 2007. Thus, certain matching contributions noted below exceed the single calendar year limitation.

(4) Mr. Eisenberg deferred $222,115, $268,171 and $264,423 of his salary for fiscal 2008, 2007 and 2006, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2008 is also reported in the Deferred Compensation Table below.

(5) All Other Compensation for Mr. Eisenberg includes incremental costs to the Company for tax preparation services of $21,688, $22,988 and $22,525, car service of $26,300, $4,537 and $55,548 and car allowance of $23,757, $26,071 and $25,398, and an employer non-qualified deferred compensation plan matching contribution of $6,900, $6,750 and $6,600, for fiscal 2008, 2007 and 2006, respectively.

(6) Mr. Feinstein deferred $222,115, $270,920 and $264,423 of his salary for fiscal 2008, 2007 and 2006, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2008 is also reported in the Deferred Compensation Table below.

(7) All Other Compensation for Mr. Feinstein includes incremental costs to the Company for tax preparation services of $21,687, $22,987 and $22,525, car service of $82,731, $4,537 and $51,087 and car allowance of $28,991, $32,613 and $29,727, and an employer non-qualified deferred compensation plan matching contribution of $6,900, $6,750 and $6,600, for fiscal 2008, 2007 and 2006, respectively.

(8) Mr. Temares deferred $20,923, $15,769 and $10,769 of his salary for fiscal 2008, 2007 and 2006, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2008 is also reported in the Deferred Compensation Table below. Additionally, Mr. Temares contributed $11,700, $8,580 and $9,635 of his salary for fiscal 2008, 2007 and 2006, respectively, to the Bed Bath & Beyond Inc. 401(k) Savings Plan (the "Company 401(k)").

(9) The actuarial present value of the benefits payable under the supplemental executive retirement benefit agreement with Mr. Temares increased from fiscal 2007 to fiscal 2008, increased from fiscal 2006 to fiscal 2007 and decreased from fiscal 2005 to fiscal 2006. With reference to fiscal 2008, see "Potential Payments Upon Termination or Change in Control – Messrs. Temares, Castagna and Stark" below.

(10) All Other Compensation for Mr. Temares includes incremental costs to the Company for car allowance of $14,209, $16,871 and $15,026 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,895, $6,750 and $7,500, for fiscal 2008, 2007 and 2006, respectively.

(11) Mr. Stark deferred $219,159, $232,212 and $205,289 of his salary for fiscal 2008, 2007 and 2006, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2008 is also reported in the Deferred Compensation Table below. Additionally, Mr. Stark contributed $5,000 of his salary in each of the fiscal years to the Company 401(k).

(12) All Other Compensation for Mr. Stark includes incremental costs to the Company for car allowance of $3,487, $3,162 and $2,923 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,900, $6,749 and $6,600, for fiscal 2008, 2007 and 2006, respectively.

(13) Mr. Castagna deferred $67,054, $52,827 and $40,673 of his salary for fiscal 2008, 2007 and 2006, respectively, pursuant to the terms of the Company's Nonqualified Deferred Compensation Plan. Such amount for fiscal 2008 is also reported in the Deferred Compensation Table below. Additionally, Mr. Castagna contributed $6,500, $4,781 and $8,866 of his salary for fiscal 2008, 2007 and 2006, respectively, to the Company 401(k).

(14) All Other Compensation for Mr. Castagna includes incremental costs to the Company for car allowance of $6,570, $10,522 and $11,114 and employer 401(k) plan and nonqualified deferred compensation plan matching contributions of $6,898, $6,352 and $7,115, for fiscal 2008, 2007 and 2006, respectively.

Employment Agreements with Messrs. Eisenberg and Feinstein

Messrs. Eisenberg and Feinstein have employment agreements with the Company for executive employment terms which expire on June 30, 2010, or as further extended by mutual agreement. These agreements provide for salaries at the rate of $800,000 per year which may be increased from time to time by the Company. The current annual salary for each of Messrs. Eisenberg and Feinstein is $1,100,000. Under these agreements, each of Messrs. Eisenberg and Feinstein may at any time elect senior status (i.e., to be continued to be employed to provide non-line executive consultative services) at an annual salary of the greater of $400,000 (increased for cost of living adjustments) or 50% of his average salary over the three year period prior to such election for a period (the "Senior Status Period") of up to ten years from the date of such election. During the Senior Status Period, the executive must provide services at a level of at least 25% of the average level of services the executive performed for the prior 36 month period. During the Senior Status Period, the Company is required to provide to the executive an office at a location specified by the executive, a secretary, car service and car allowance, all on a basis comparable to that which is currently provided to the executive. The agreements contain non-competition, non-solicitation and confidentiality provisions. These provisions generally apply through the term of employment, including the Senior Status Period and any other time when salary payments are required to be made under the agreements. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their active employment, their Senior Status Period and during the period of supplemental pension payments. For a complete description of payments due to Messrs. Eisenberg and Feinstein upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below.

Agreements with Messrs. Temares, Stark and Castagna

Messrs. Temares, Stark and Castagna have employment agreements with the Company which provide for severance pay and other benefits upon a termination of their employment. For a complete description of payments due to Messrs. Temares, Stark and Castagna upon termination of their employment with the Company, see "Potential Payments Upon Termination or Change in Control" below. These agreements also provide for non-competition and non-solicitation of the Company's employees during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Potential Payments Upon Termination or Change in Control

The named executive officers' employment agreements and certain of the plans in which the executives participate require the Company to pay compensation to the executives if their employment terminates. The estimated amount of compensation payable to the named executive officers in each termination situation is listed in the table below. The table is presented using an assumed termination date and an assumed change in control date of February 28, 2009, the last day of the Company's 2008 fiscal year and a price per share of common stock of $21.30 (the "Per Share Closing Price"), the closing per share price as of February 27, 2009, the last business day of the Company's 2008 fiscal year. Descriptions of the agreements under which such payments would be made follow:

Messrs. Eisenberg and Feinstein

Pursuant to their employment agreements, following the Senior Status Period, Messrs. Eisenberg and Feinstein are each entitled to supplemental pension payments of $200,000 per year (as adjusted for a cost of living increase) until the death of the survivor of him and his current spouse. The agreements provide, in addition, for some of Messrs. Eisenberg's and Feinstein's employee benefits to continue during their Senior Status Period and during the period of supplemental pension payments or following a termination upon a change in control.

Under the agreements, if Messrs. Eisenberg and Feinstein are terminated without "cause" (as defined below) or if the executive is removed from or not reelected to any officer or director position prior to his Senior Status Period (or any officer position during his Senior Status Period), there is a material diminution in the executive's salary, benefits or perquisites or, prior to his Senior Status Period, there is a material diminution in the executive's duties or the Company's principal office or the executive's own office location as assigned to him by the Company is relocated and the executive elects to terminate his employment, the executive shall be paid through the end of the term of employment and the Senior Status Period. Following a change in control of the Company (as defined in the agreements), each of the executives may, at his option, upon 90 days' written notice, terminate employment and shall be paid an amount equal to three times salary then in effect, if the written notice is given before the Senior Status Period, or, if during the Senior Status Period, one half of Senior Status Salary for the number of years (including fractions), if any, remaining in the Senior Status Period, payable over such applicable period in accordance with normal payroll practices. In the event any amounts paid or provided to the executive in connection with a change in control are determined to constitute "excess parachute payments" under Code Section 280G which would be subject to the excise tax imposed by Code Section 4999, the executive shall be entitled to receive an additional "gross-up payment" in an amount such that after payment by the executive of all taxes the executive retains an amount of such "gross-up payment" equal to the excise tax imposed. In the event of termination of employment, the executives are under no obligation to seek other employment and there is no reduction in the amount payable to the executive on account of any compensation earned from any subsequent employment. In the event of termination due to death of either of the executives, the executive's estate or beneficiary shall be entitled to his salary for a period of one year following his death and payment of expenses incurred by executive and not yet reimbursed at the time of death. In the event of termination due to the inability to substantially perform his duties and responsibilities for a period of 180 consecutive days, the executive shall be entitled to his salary for a period of one year following the date of termination (less any amounts received under the Company's benefit plans as a result of such disability). Either of the executives may be terminated for "cause" upon written notice of the Company's intention to terminate his employment for cause, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for cause is based. The executives shall have ten days after such notice is given to cure such conduct, to the extent a cure is possible. "Cause" means (i) the executive is convicted of a felony involving moral turpitude or (ii) the executive is guilty of willful gross neglect or willful gross misconduct in carrying out his duties under the agreement, resulting, in either case, in material economic harm to the Company, unless the executive believed in good faith that such act or non-act was in the best interests of the Company. In addition, pursuant to their respective restricted stock agreements, all shares of restricted stock will vest upon termination of employment for any reason other than for "cause."

In substitution for a split dollar insurance benefit previously provided to such executives, in fiscal 2003, the Company entered into deferred compensation agreements with Messrs. Eisenberg and Feinstein under which the Company is obligated to pay Messrs. Eisenberg and Feinstein $2,125,000 and $2,080,000, respectively, in each case payable only on the last day of the first full fiscal year of the Company in which the total compensation of Mr. Eisenberg or Feinstein, as applicable, will not result in the loss of a deduction for such payment pursuant to applicable federal income tax law.

Messrs. Temares, Stark and Castagna

The agreements with Messrs. Temares and Stark provide for severance pay equal to three years' salary, and the agreement with Mr. Castagna provides for severance pay equal to one year's salary, if the Company terminates their employment other than for "cause" (including by reason of death or disability) and one year's severance pay if the executive voluntarily leaves the employ of the Company. Severance pay will be paid in accordance with normal payroll, however any amount due prior to the six months after termination of employment will be paid in a lump sum on the date following the six month anniversary of termination of employment. Any severance payable to these executives will be reduced by any monetary compensation earned by them as a result of their employment by another employer or otherwise. Cause is defined in the agreements as when the executive has: (i) acted in bad faith or with dishonesty; (ii) willfully failed to follow reasonable and lawful directions of the Company's Chief Executive Officer or the Board of Directors, as applicable, commensurate with his titles and duties; (iii) performed his duties with gross negligence or (iv) been convicted of a felony. Upon a termination of employment by the Company for any reason other than for "cause," all unvested options will vest and become exercisable. In addition, pursuant to their respective restricted stock agreements, all shares of restricted stock will vest upon any such termination of employment. These agreements also provide for non-competition during the term of employment and for one year thereafter (two years in the case of Mr. Castagna), and confidentiality during the term of employment and surviving the end of the term of employment.

Mr. Temares is party to a supplemental executive retirement benefit agreement with the Company under which, if he remains employed by the Company through June 12, 2012 (the twentieth anniversary of his employment with the Company) or the earlier occurrence of a change of control of the Company (as defined in the agreement), he is entitled to receive a supplemental retirement benefit on his retirement or other separation from service from the Company. The retirement benefit will be an annual amount equal to 50% of Mr. Temares' annual base salary on the date of termination of employment for a period of 10 years, payable, in general, except as described below, in accordance with the Company's normal payroll practices. In the event Mr. Temares is terminated without cause, his employment is terminated due to death or disability, or his retirement occurs within 12 months after the occurrence of change of control of the Company, he will receive the present value of such supplemental retirement benefit in a lump sum. Except in the case of Mr. Temares' death, such lump sum payment will be made six months after the date of termination of employment and, in the case of a retirement benefit payable over a ten-year period, any amount due prior to six months after the termination of employment will be paid in a lump sum on the date six months from the date of such termination of employment.

Table and related footnotes follow on the next two pages.

	Cash Severance	Senior Status Salary Continuation [2]	Option Acceleration [3]	Restricted Stock Acceleration [3]
Warren Eisenberg [8]				
Termination Without Cause/ Constructive Termination [1]	$ 1,469,722	$ 5,500,000	$ —	$ 3,632,246
Change in Control (no termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [1]	$ 1,469,722	$ 5,500,000	$ —	$ 3,632,246
Change in Control + Voluntary Termination [9]	$ 3,300,000	$ —	$ —	$ —
Leonard Feinstein [8]				
Termination Without Cause/ Constructive Termination [1]	$ 1,469,722	$ 5,500,000	$ —	$ 3,632,246
Change in Control (no termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [1]	$ 1,469,722	$ 5,500,000	$ —	$ 3,632,246
Change in Control + Voluntary Termination [9]	$ 3,300,000	$ —	$ —	$ —
Steven H. Temares				
Termination Without Cause [9]	$ 4,500,000	$ —	$ —	$ 3,891,446
Voluntary Termination [10]	$ 1,500,000	$ —	$ —	$ —
Change in Control (no termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [9]	$ 4,500,000	$ —	$ —	$ 3,891,446
Arthur Stark				
Termination Without Cause [9]	$ 3,165,000	$ —	$ —	$ 1,853,441
Voluntary Termination [10]	$ 1,055,000	$ —	$ —	$ —
Change in Control (no termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [9]	$ 3,165,000	$ —	$ —	$ 1,853,441
Eugene A. Castagna				
Termination Without Cause [10]	$ 840,000	$ —	$ —	$ 1,478,966
Voluntary Termination [10]	$ 840,000	$ —	$ —	$ —
Change in Control (no termination)	$ —	$ —	$ —	$ —
Change in Control + Termination [10]	$ 840,000	$ —	$ —	$ 1,478,966

(1) Cash severance represents current salary continuation through June 30, 2010.

(2) Represents 50% of current salary payable for 10 years during the Senior Status Period.

(3) Represents the value of unvested outstanding stock options and restricted stock that would accelerate and vest on a termination occurring on February 28, 2009. In the case of stock options, the value is calculated by multiplying the number of shares underlying each accelerated unvested stock option by the difference between the Per Share Closing Price and the per share exercise price. In the case of restricted stock, the value is calculated by multiplying the number of shares of restricted stock that accelerate and vest by the Per Share Closing Price.

(4) Represents the estimated present value of continued health and welfare benefits and other perquisites for the life of the executive and his spouse.

(5) Reflects executives' vested account balances as of February 28, 2009.

(6) For Messrs. Eisenberg and Feinstein, represents the estimated present value of lifetime supplemental pension payments, commencing at the conclusion of the Senior Status Period. For Mr. Temares, present value will be paid out 6 months following 1) termination without cause or 2) any termination (including voluntary termination) following a change in control.

(7) This amount will be paid on the last day of the following fiscal year.

(8) Based on their employment agreements, Messrs. Eisenberg and Feinstein are eligible to receive tax gross up payments in the event that excise taxes are triggered as a result of certain types of compensation payments, as defined under Code Section 280G, that may become payable in connection with a change in control. However, no tax gross up payments are disclosed above since neither of these executives would have been subject to excise taxes as a result of payments subject to Code Section 280G that would have been made in connection with a change in control occurring on February 28, 2009.

(9) Cash severance represents three times current salary payable over a period of three years.

(10) Cash severance represents one times current salary payable over a period of one year.

Benefit Continuation [4]	Nonqualified Deferred Compensation Balance [5]	Supplemental Pension [6]	Split-Dollar Life Insurance Substitute Payment [7]	Total
$ 926,463	$ 527,374	$ 1,315,284	$ 2,125,000	$ 15,496,089
$ —	$ —	$ —	$ —	$ —
$ 926,463	$ 527,374	$ 1,315,284	$ 2,125,000	$ 15,496,089
$ 926,463	$ 527,374	$ 1,315,284	$ 2,125,000	$ 8,194,121
$ 1,895,664	$ 528,933	$ 2,375,286	$ 2,080,000	$ 17,481,851
$ —	$ —	$ —	$ —	$ —
$ 1,895,664	$ 528,933	$ 2,375,286	$ 2,080,000	$ 17,481,851
$ 1,895,664	$ 528,933	$ 2,375,286	$ 2,080,000	$ 10,179,883
$ —	$ 46,397	$ 6,322,402	$ —	$ 14,760,245
$ —	$ 46,397	$ —	$ —	$ 1,546,397
$ —	$ —	$ —	$ —	$ —
$ —	$ 46,397	$ 6,322,402	$ —	$ 14,760,245
$ —	$ 723,720	$ —	$ —	$ 5,742,161
$ —	$ 723,720	$ —	$ —	$ 1,778,720
$ —	$ —	$ —	$ —	$ —
$ —	$ 723,720	$ —	$ —	$ 5,742,161
$ —	$ 124,524	$ —	$ —	$ 2,443,490
$ —	$ 124,524	$ —	$ —	$ 964,524
$ —	$ —	$ —	$ —	$ —
$ —	$ 124,524	$ —	$ —	$ 2,443,490

Grants of Stock Options and Restricted Stock Awards for Fiscal 2008

The following table sets forth information with respect to stock options granted and restricted stock awarded during the Company's 2008 fiscal year to each of our named executive officers under the Company's 2004 Incentive Compensation Plan (the "2004 Plan"). The Company did not grant any non-equity incentive plan awards in the 2008 fiscal year.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units[1] (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[2] ($)
Warren Eisenberg	5/12/08	60,846	81,367	$ 32.87	$ 33.51	$ 3,000,008
Leonard Feinstein	5/12/08	60,846	81,367	$ 32.87	$ 33.51	$ 3,000,008
Steven H. Temares	5/12/08	73,015	374,288	$ 32.87	$ 33.51	$ 7,000,003
Arthur Stark	5/12/08	30,423	41,029	$ 32.87	$ 33.51	$ 1,590,001
Eugene A. Castagna	5/12/08	22,817	41,029	$ 32.87	$ 33.51	$ 1,339,992

(1) Number of shares of restricted stock when converted from dollars to shares, which number is rounded up to the nearest whole share.
(2) Pursuant to the SEC rules, stock option awards are valued in accordance with SFAS No. 123R. See footnote 2 to the Summary Compensation Table in this Proxy Statement.

Vesting of restricted stock awards depends on (i) the Company's achievement of a performance-based test for the fiscal year of the grant, and (ii) assuming the performance-based test is met, time vesting, subject in general to the executive remaining in the Company's employ on specific vesting dates. The performance-based test for fiscal 2008 was met. The performance test is designed to meet the standard for performance-based compensation under the Code, so that restricted stock awards will be deductible compensation for certain executives if their annual compensation exceeds $1,000,000. The stock awards granted in fiscal 2008 to Messrs. Eisenberg, Feinstein and Temares time vest in five equal installments starting on the first anniversary of the grant date. The stock awards granted in fiscal 2008 to Messrs. Stark and Castagna time vest in five equal installments starting on the third anniversary of the grant date.

The options granted in fiscal 2008 to Messrs. Eisenberg and Feinstein vest in three equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2008 to Mr. Temares vest in five equal installments starting on the first anniversary of the grant date. The options granted in fiscal 2008 to Messrs. Stark and Castagna vest in five equal installments starting on the third anniversary of the grant date. At the time of grant or thereafter, option awards and underlying shares of common stock, are not transferable other than by will or the laws of descent and distribution, except as the Compensation Committee may permit.

OUTSTANDING STOCK OPTION AND RESTRICTED STOCK AWARDS AT FISCAL YEAR END

The following table sets forth information for each of the named executive officers with respect to the value of all unexercised options and unvested restricted stock awards as of February 28, 2009, the end of fiscal 2008.

	Option Awards (1)				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (2) ($)
Warren Eisenberg	100,000	0	$23.7815	03/30/11	170,528	3,632,246
	200,000	0	$31.6150	03/06/12		
	100,000	0	$32.5200	03/06/12		
	133,333	0	$38.2200	04/25/13		
	266,667	0	$38.7650	04/25/13		
	300,000	0	$41.3450	03/03/14		
	100,000	0	$37.5100	04/20/13		
	66,667	33,333	$38.5150	04/17/14		
	33,334	66,666	$41.1150	05/10/15		
	0	81,367	$32.8700	05/12/16		
Leonard Feinstein	100,000	0	$23.7815	03/30/11	170,528	3,632,246
	200,000	0	$31.6150	03/06/12		
	100,000	0	$32.5200	03/06/12		
	133,333	0	$38.2200	04/25/13		
	266,667	0	$38.7650	04/25/13		
	300,000	0	$41.3450	03/03/14		
	100,000	0	$37.5100	04/20/13		
	66,667	33,333	$38.5150	04/17/14		
	33,334	66,666	$41.1150	05/10/15		
	0	81,367	$32.8700	05/12/16		
Steven H. Temares	400,000	0	$14.7658	08/13/09	182,697	3,891,446
	480,000	0	$11.4688	03/13/10		
	120,000	0	$15.8125	03/13/10		
	180,000	0	$23.7815	03/30/11		
	120,000	0	$24.5940	03/30/11		
	120,000	0	$31.6150	03/06/12		
	180,000	0	$32.5200	03/06/12		
	80,000	0	$38.2200	04/25/13		
	320,000	0	$38.7650	04/25/13		
	240,000	60,000	$41.3450	03/03/14		
	120,000	80,000	$37.5100	04/20/13		
	80,000	120,000	$38.5150	04/17/14		
	40,000	160,000	$41.1150	05/10/15		
	0	374,288	$32.8700	05/12/16		
Arthur Stark	60,000	0	$11.4688	03/13/10	87,016	1,853,441
	15,000	0	$23.7815	03/30/11		
	15,000	0	$31.6150	12/31/09		
	60,000	40,000	$38.7650	04/25/13		
	40,000	60,000	$41.3450	03/03/14		
	5,000	20,000	$37.5100	04/20/13		
	0	25,000	$38.7950	04/17/14		
	0	25,000	$41.1150	05/10/15		
	0	41,029	$32.8700	05/12/16		
Eugene A. Castagna	30,000	0	$23.7815	12/31/09	69,435	1,478,966
	60,000	15,000	$31.6150	12/31/10		
	60,000	40,000	$38.7650	04/25/13		
	40,000	60,000	$41.3450	03/03/14		
	5,000	20,000	$37.5100	04/20/13		
	0	25,000	$38.7950	04/17/14		
	0	25,000	$41.1150	05/10/15		
	0	41,029	$32.8700	05/12/16		

(1) During the Company's fiscal year 2006, an independent committee of the Company's Board of Directors identified various deficiencies in the process of granting and documenting stock options and restricted shares, with the result, among other things, that for purposes of Section 409A of the Code ("Section 409A"), certain stock options were deemed to have been granted with an exercise price less than the value of underlying common stock on the date of grant. Under Section 409A, this would have subjected certain stock options held by a significant number of the Company's employees (including Messrs. Eisenberg, Feinstein, Temares, Stark and Castagna) to adverse tax consequences unless brought into compliance with Section 409A. In order to effect such compliance, the exercise price of certain options held by Messrs. Eisenberg, Feinstein and Temares was increased, and the exercise of certain options held by Messrs. Stark and Castagna was limited to a specified calendar year (in all cases without any payment or other consideration to the affected executive). As a consequence, individual option grants to Messrs. Eisenberg, Feinstein and Temares may appear in this table as multiple entries where the exercise price was increased for only a portion of such grant, and, in the cases of Messrs. Stark and Castagna, some grants appear with a December 31 expiration date where that year was selected as the latest year in which any portion of such grant may be exercised.

(2) Market value is based on the closing price of the Company's common stock of $21.30 per share on February 27, 2009, the last trading day in fiscal year 2008.

Options Exercised and Restricted Stock Vested for 2008

The following table includes certain information with respect to the exercise of options and vesting of restricted stock by named executive officers during fiscal 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Warren Eisenberg[(1)]	0	0	36,934	1,174,832
Leonard Feinstein[(1)]	0	0	36,934	1,174,832
Steven H. Temares[(1)(4)]	160,000	3,504,396	36,934	1,174,832
Arthur Stark[(2)]	0	0	3,199	102,550
Eugene A. Castagna[(3)(5)]	24,000	229,922	3,199	102,550

(1) Messrs. Eisenberg, Feinstein and Temares each acquired 12,797 shares with a market price of $32.06 on April 21, 2008, 12,463 shares with a market price of $30.57 on April 17, 2008, and 11,674 shares with a market price of $32.87 on May 12, 2008 upon the lapse of restrictions on previously granted shares of restricted stock.

(2) Mr. Stark acquired 3,199 shares with a market price of $32.06 on April 21, 2008, upon the lapse of restrictions on previously granted shares of restricted stock.

(3) Mr. Castagna acquired 3,199 shares with a market price of $32.06 on April 21, 2008, upon the lapse of restrictions on previously granted shares of restricted stock.

(4) Mr. Temares exercised 160,000 stock options on May 6, 2008, with an exercise price of $11.8282 and a market price of $33.73. These options were expiring on May 27, 2008.

(5) Mr. Castagna exercised 24,000 stock options on November 13, 2008, with an exercise price of $11.4688 and a market price of $21.05. These options were expiring on December 31, 2008 and, pursuant to the Company's insider trading policy, could not be exercised between November 21, 2008 and their expiration date.

Effective January 1, 2006, the Company adopted a nonqualified deferred compensation plan for the benefit of employees defined by the Internal Revenue Service as highly compensated. A certain percentage of an employee's contributions may be matched by the Company, subject to certain plan limitations, as more fully described below. The following table provides compensation information for the Company's nonqualified deferred compensation plan for each of the named executive officers for fiscal year 2008.

Nonqualified Deferred Compensation for Fiscal Year 2008

Name	Executive Contributions for Fiscal Year 2008 [(1)] ($)	Company Contributions for Fiscal Year 2008 [(2)] ($)	Aggregate Earnings (Losses) in Fiscal Year 2008 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Fiscal Year End 2008 ($)
Warren Eisenberg	222,115	6,900	(278,143)	0	527,374
Leonard Feinstein	222,115	6,900	(279,080)	0	528,933
Steven H. Temares	20,923	1,053	(9,265)	0	46,397
Arthur Stark	219,159	4,406	(7,677)	0	723,720
Eugene A. Castagna	67,054	3,650	(49,474)	0	124,524

(1) All amounts reported in this column were also reported in this Proxy Statement in the "Salary" column of the Summary Compensation Table for the applicable named executive officer.

(2) All amounts reported in this column were also reported in this Proxy Statement in the "All Other Compensation" column of the Summary Compensation Table for the applicable named executive officer.

Under the Company's nonqualified deferred compensation plan, a participant's regular earnings may be deferred at the election of the participant, excluding bonus or incentive compensation, welfare benefits, fringe benefits, noncash remuneration, amounts realized from the sale of stock acquired under a stock option or grant, and moving expenses.

When a participant elects to make a deferral under the plan, the Company credits the account of the participant with a matching contribution equal to fifty percent of the deferral, offset dollar for dollar by any matching contribution that the Company makes to the participant under the Company's 401(k) plan. The payment of this matching contribution is made upon the conclusion of the fiscal year. The maximum matching contribution to be made by the Company to a participant between the Company's nonqualified deferred compensation plan and the Company's 401(k) plan cannot exceed the lesser of $6,900 and three percent of a participant's eligible compensation.

A participant is fully vested in amounts deferred under the nonqualified deferred compensation plan. A participant has a vested right in matching contributions made by the Company under the nonqualified deferred compensation plan, depending on the participant's years of service with the Company: twenty percent at one to two years of service, forty percent at two to three years of service, sixty percent at three to four years of service, eighty percent at four to five years of service and one hundred percent at five or more years of service. As each of the named executive officers has more than five years of service to the Company, they are each fully vested in the matching contributions made by the Company under the plan.

Amounts in a participant's account in the nonqualified deferred compensation plan are payable either in a lump sum or substantially equal annual installments over a period of five or ten years, as elected by the participant. Such distributions may be delayed to a period of six months following a participant's termination of employment to comply with applicable law.

The following table below sets forth certain information regarding the beneficial ownership of shares of our common stock as of May 5, 2009 by (i) each person or group of affiliated persons known by us to beneficially own more than five percent of our common stock; (ii) our named executive officers; (iii) each of our directors and nominees for director; and (iv) all of our directors and executive officers as a group.

The following table gives effect to the shares of common stock issuable within 60 days of May 5, 2009 upon the exercise of all options and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 260,855,916 shares of our common stock outstanding at May 5, 2009. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of our common stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

Name	Position	Number of Shares of Common Stock Beneficially Owned and Percent of Class as of May 5, 2009		
T. Rowe Price Associates, Inc.		37,370,084	(1)	14.3%
FMR LLC		24,828,416	(2)	9.5%
Davis Selected Advisers, L.P.		21,710,854	(3)	8.3%
PRIMECAP Management Company		15,579,653	(4)	6.0%
Warren Eisenberg	Co-Chairman and Director	6,220,644	(5)	2.4%
Leonard Feinstein	Co-Chairman and Director	4,720,885	(6)	1.8%
Steven H. Temares	Chief Executive Officer and Director	2,595,833	(7)	1.0%
Arthur Stark	President and Chief Merchandising Officer	341,153	(8)	*
Eugene A. Castagna	Chief Financial Officer and Treasurer	299,175	(9)	*
Dean S. Adler	Director	9,857		*
Stanley F. Barshay	Director	7,675		*
Klaus Eppler	Director	9,042		*
Patrick R. Gaston	Director	4,775		*
Jordan Heller	Director	6,526		*
Robert S. Kaplan	Director	14,016		*
Victoria A. Morrison	Director	4,309		*
Fran Stoller	Director	3,305		*
All Directors and Executive Officers as a Group (14 persons)		14,842,019		5.7%

* Less than 1% of the outstanding common stock of the Company.

(1) Information regarding T. Rowe Price Associates, Inc. was obtained from a Schedule 13G filed with the SEC on February 11, 2009 by T. Rowe Price Associates, Inc. The Schedule 13G states that T. Rowe Price Associates, Inc. is deemed to have beneficial ownership of 37,370,084 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that T. Rowe Price Associates, Inc. has the sole power to dispose or to direct the disposition of 37,300,784 shares of common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

(2) Information regarding FMR LLC was obtained from a Schedule 13G filed with the SEC on February 17, 2009 by FMR LLC. The Schedule 13G states that FMR LLC is deemed to have beneficial ownership of 24,828,416 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that FMR LLC has the sole power to dispose or to direct the disposition of 24,828,416 shares of common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(3) Information regarding Davis Selected Advisers, L.P. was obtained from a Schedule 13G filed with the SEC on February 13, 2009 by Davis Selected Advisers, L.P. The Schedule 13G states that Davis Selected Advisers, L.P. is deemed to have beneficial ownership of 21,710,854 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that Davis Selected Advisers, L.P. has the sole power to dispose or to direct the disposition of 21,710,854 shares of common stock. The address of Davis Selected Advisers, L.P. is 2949 East Elvira Road, Suite 101, Tucson, AZ 85756.

(4) Information regarding PRIMECAP Management Company was obtained from a Schedule 13G filed with the SEC on February 12, 2009 by PRIMECAP Management Company. The Schedule 13G states that PRIMECAP Management Company is deemed to have beneficial ownership of 15,579,653 shares of common stock, acquired in the ordinary course of business. The Schedule 13G also states that PRIMECAP Management Company has the sole power to dispose or to direct the disposition of 15,579,653 shares of common stock. The address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101.

(5) The shares shown as being owned by Mr. Eisenberg include: (a) 1,485,586 shares owned by Mr. Eisenberg individually; (b) 1,393,790 shares issuable pursuant to stock options granted to Mr. Eisenberg that are or become exercisable within 60 days; (c) 696,000 shares owned by a foundation of which Mr. Eisenberg and his family members are trustees and officers; (d) 2,000,000 shares owned by trusts for the benefit of Mr. Eisenberg and his family members; (e) 500,000 shares owned by his spouse; and (f) 145,268 shares of restricted stock. Mr. Eisenberg has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and 1,000,000 shares in trust for the benefit of his family members.

(6) The shares shown as being owned by Mr. Feinstein include: (a) 614,627 shares owned by Mr. Feinstein individually; (b) 1,393,790 shares issuable pursuant to stock options granted to Mr. Feinstein that are or become exercisable within 60 days; (c) 567,200 shares owned by a foundation of which Mr. Feinstein and his family members are trustees and officers; (d) 2,000,000 shares owned by trusts for the benefit of Mr. Feinstein and his family members; and (e) 145,268 shares of restricted stock. Mr. Feinstein has sole voting power with respect to the shares held by him individually and in trust for his benefit but disclaims beneficial ownership of any of the shares not owned by him individually and 1,000,000 shares in trust for the benefit of his family members.

(7) The shares shown as being owned by Mr. Temares include: (a) 98,539 shares owned by Mr. Temares individually; (b) 2,334,857 shares issuable pursuant to stock options granted to Mr. Temares that are or become exercisable within 60 days; (c) 5,000 shares owned by a family limited partnership; and (d) 157,437 shares of restricted stock. Mr. Temares has sole voting power with respect to the shares held by him individually but disclaims beneficial ownership of the shares owned by the family limited partnership, except to the extent of his pecuniary interest therein.

(8) The shares shown as being owned by Mr. Stark include: (a) 16,230 shares owned by Mr. Stark individually; (b) 245,000 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 79,923 shares of restricted stock.

(9) The shares shown as being owned by Mr. Castagna include: (a) 6,054 shares owned by Mr. Castagna individually; (b) 230,000 shares issuable pursuant to stock options that are or become exercisable within 60 days; and (c) 63,121 shares of restricted stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of our Board of Directors, our executive officers and persons who hold more than 10% of our outstanding common stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our common stock and their transactions in such common stock. Based solely upon a review of the copies of Section 16(a) reports that we have received from such persons or entities for transactions in our common stock and their common stock holdings for fiscal 2008, we believe that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by our directors and executive officers.

STOCK PRICE PERFORMANCE GRAPH

The graph shown below compares the performance of the Company's common stock with that of the S&P 500 Index, the S&P Specialty Retail Index and the S&P Retail Composite Index over the same period (assuming the investment of $100 in the Company's common stock and each of the three Indexes on February 28, 2004, and the reinvestment of all dividends).


Bed Bath & Beyond
S&P 500 Index
S&P Specialty Retail Index
S&P Retail Composite Index
DOLLARS
200
175
150
125
100
75
50
25
0
2/28/04
2/26/05
2/25/06
3/3/07
3/1/08
2/28/09

NEXT YEAR'S ANNUAL MEETING

Proposals which shareholders intend to present at the 2010 Annual Meeting of Shareholders must be received by the Company no later than February 1, 2010, to be presented at the meeting or to be eligible for inclusion in next year's proxy statement under the SEC's proxy rules. Such proposals can be sent to the Company at 650 Liberty Avenue, Union, New Jersey 07083, Attn: Warren Eisenberg, Co-Chairman and Secretary.

In addition, under the Company's Amended By-laws, any proposal for consideration at the 2010 Annual Meeting of Shareholders submitted by a shareholder other than pursuant to Rule 14a-8 will be considered timely if it is received by the Secretary of the Company at its principal executive offices at 650 Liberty Avenue, Union, New Jersey 07083 between the close of business on March 2, 2010 and the close of business on April 1, 2010, and is otherwise in compliance with the requirements set forth in the Company's Amended By-laws. If the date of the 2010 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after the anniversary date of the 2009 Annual Meeting of Shareholders, notice must be received not earlier than the 120th day prior to the 2010 Annual Meeting of Shareholders and not later than the close of business on the 90th day prior to the 2010 Annual Meeting of Shareholders, or if the first public announcement of the date of the 2010 Annual Meeting of Shareholders is less than 100 days prior to the date of the 2010 Annual Meeting of Shareholders, the 10th day following the date on which notice of the date of the meeting is given to shareholders or made public, whichever occurs first.

DIRECTORS AND OFFICERS

Bed Bath & Beyond Inc. and Subsidiaries

DIRECTORS

Warren Eisenberg
Co-Chairman,
Bed Bath & Beyond Inc.

Leonard Feinstein
Co-Chairman,
Bed Bath & Beyond Inc.

Steven H. Temares
Chief Executive Officer,
Bed Bath & Beyond Inc.

Dean S. Adler
Chief Executive Officer,
Lubert-Adler Partners, L.P.
Philadelphia, Pennsylvania

Stanley F. Barshay
Chairman, Schering-Plough Consumer
HealthCare Corporation
Roseland, New Jersey

Klaus Eppler
Pensioned Partner, Proskauer Rose LLP
New York, New York

Patrick R. Gaston
President, Verizon Foundation
Basking Ridge, New Jersey

Jordan Heller
President, Heller Wealth Advisors, LLC
Roseland, New Jersey

Robert S. Kaplan
Professor of Management Practice,
Harvard Business School
Senior Director, The Goldman Sachs Group, Inc.
New York, New York

Victoria A. Morrison
Executive Vice President & General Counsel,
Edison Properties, LLC
Newark, New Jersey

Fran Stoller
Partner, Loeb & Loeb LLP
New York, New York

OFFICERS

Warren Eisenberg
Co-Chairman

Leonard Feinstein
Co-Chairman

Steven H. Temares
Chief Executive Officer

Arthur Stark
President and Chief Merchandising Officer

Eugene A. Castagna
Chief Financial Officer and Treasurer

Matthew Fiorilli
Senior Vice President – Stores

Ronald Curwin
Senior Vice President – Investor Relations

Richard C. McMahon
Chief Strategy Officer and Vice President –
Corporate Operations

Allan N. Rauch
Vice President – Legal and General Counsel

G. William Waltzinger, Jr.
Vice President – Bed Bath & Beyond Inc.
Corporate Development
President – Harmon Stores, Inc.

Chuck Bilezikian
Chief Executive Officer –
Christmas Tree Shops, Inc.

Richard S. Acciarito
Vice President – Corporate Operations –
Harmon Stores, Inc.

Charles E. Arnold
Vice President – Stores – Southwest Region

Jim Brendle
Vice President – Construction and Store
Development

P. Timothy Brewster
Vice President – Stores – N.Y.C. Region

Michael J. Callahan
Vice President – Corporate Counsel

Robert Claybrook
Vice President – Application Development –
Supply Chain Systems

Robyn M. D'Elia
Vice President – Controller

David S. Denenberg
Vice President – Merchandise Control

Salvatore J. Dimino
Vice President – Stores – Southeast Region

Martin Eisenberg
Vice President – Stores – Northeast Region

Alan M. Freeman
Vice President – Real Estate Counsel

Francis Garrity
Vice President – Stores – Midwest Region
(Detroit)

Seth D. Geldzahler
Vice President – Real Estate

Scott Hames
Vice President and General Merchandise
Manager – Planning and Allocation

Alan Jacobson
Vice President – Stores – Harmon Stores, Inc.

Todd Johnson
President – Christmas Tree Shops, Inc.

Nancy J. Katz
Vice President and General Merchandise
Manager – Hardlines

Patrick M. Kelley
Vice President – Stores – Western Region

Edward Kopil
Vice President – Stores –
Christmas Tree Shops, Inc.

Susan E. Lattmann
Vice President – Finance

Rita Little
Vice President – Marketing

Jeffrey W. Macak
Vice President – Supply Chain Logistics

Nika Markus
Vice President – Merchandise Planning and
Allocation

Teresa A. Miller
Vice President – Purchasing

Kevin R. Murphy
Vice President – Chief Information Officer

Farley S. Nachemin
Vice President and General Merchandise
Manager – Bath and Seasonal

Alan J. Natowitz
Vice President and General Merchandise
Manager – Bedding and Window

Jim O'Connor
Vice President – Safety and Loss Prevention

William Onksen
Vice President – Stores – MidAtlantic and
Midwest Regions

Dana Pelan
Vice President – Stores – Midwest Region
(Chicago)

Christine R. Pirog
Vice President – Store Operations

William T. Plate
Vice President – Asset Management, Safety
and Loss Prevention

Hank Reinhart
Vice President – Customer Service and Bridal

Ross Richman
Vice President – Financial Operations Analysis

Robert A. Roe
Vice President – Store and Financial Systems

Joseph P. Rowland
Vice President – E-Service Operations

Louis M. Sepe
Vice President – Application Development –
Merchandising Systems

Hal R. Shapiro
Vice President – Tax

Concetta Van Dyke
Vice President – Human Resources

Kevin M. Wanner
Vice President – Technology and Operations

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Offices
Bed Bath & Beyond Inc.
Harmon Stores, Inc.
650 Liberty Avenue
Union, New Jersey 07083
Telephone: 908/688-0888

Christmas Tree Shops, Inc.
64 Leona Drive
Middleboro, Massachusetts 02346
Telephone: 774/213-6000

Bed Bath & Beyond Procurement Co. Inc.
110 Bi-County Boulevard, Suite 114
Farmingdale, New York 11735
Telephone: 631/420-7050

Buy Buy Baby, Inc.
895 East Gate Blvd.
Garden City, New York 11530
Telephone: 516/507-3410

Shareholder Information
A copy of the Company's 2008 Form 10-K as filed with the Securities and Exchange Commission ("SEC") may be obtained from the Investor Relations Department at the Corporate Office.
Fax: 908/810-8813

The Company provides access to the documents filed with the SEC through the Investor Relations section of our website, www.bedbathandbeyond.com. A copy of the Company's Policy of Ethical Standards for Business Conduct is also provided at this location.

Stock Listing
Shares of Bed Bath & Beyond Inc. are traded on the NASDAQ Stock Market under the symbol BBBY.

Annual Meeting
The Annual Meeting of Shareholders will be held at 9 a.m. June 30, 2009, at the Madison Hotel, One Convent Road, Morristown, New Jersey.

Stock Activity
The following table sets forth the high and low reported closing prices of the Company's common stock on the NASDAQ Stock Market during fiscal 2008 and fiscal 2007:

Quarter	High	Low
Fiscal 2008		
First	**$34.59**	**$26.80**
Second	**31.82**	**26.98**
Third	**32.76**	**17.17**
Fourth	**26.72**	**18.30**
Fiscal 2007		
First	$41.82	$38.83
Second	40.47	32.83
Third	36.06	29.29
Fourth	32.73	25.81

At May 5, 2009, there were approximately 5,600 shareholders of record. This number excludes individual shareholders holding stock under nominee security position listings.

Transfer Agent
The Transfer Agent should be contacted on questions of change of address, name or ownership, lost certificates and consolidation of accounts.

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Telephone: 800/937-5449

Independent Auditors
KPMG LLP
150 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Websites
www.bedbathandbeyond.com
www.buybuybaby.com
www.christmastreeshops.com
www.facevalues.com or
www.harmondiscount.com

STORE LOCATIONS

(as of February 28, 2009)

BED BATH & BEYOND STORES

Alabama	14	Nevada	8
Alaska	2	New Hampshire	8
Arizona	25	New Jersey	35
Arkansas	6	New Mexico	5
California	104	New York	58
Colorado	24	North Carolina	28
Connecticut	17	North Dakota	2
Delaware	1	Ohio	37
Florida	70	Oklahoma	7
Georgia	25	Oregon	9
Idaho	7	Pennsylvania	32
Illinois	39	Rhode Island	3
Indiana	18	South Carolina	13
Iowa	8	South Dakota	1
Kansas	7	Tennessee	20
Kentucky	7	Texas	73
Louisiana	13	Utah	12
Maine	5	Vermont	2
Maryland	17	Virginia	30
Massachusetts	24	Washington	21
Michigan	31	West Virginia	2
Minnesota	9	Wisconsin	10
Mississippi	6	Wyoming	2
Missouri	14	District of Columbia	2
Montana	5	Puerto Rico	3
Nebraska	5	Ontario, Canada	4
		Total	**930**

For exact Bed Bath & Beyond locations, visit us at **www.bedbathandbeyond.com** or call **1-800-GO BEYOND.**

CHRISTMAS TREE SHOPS STORES

Connecticut	4
Delaware	1
Indiana	1
Maine	2
Massachusetts	16
Michigan	1
New Hampshire	4
New Jersey	4
New York	10
Ohio	1
Pennsylvania	5
Rhode Island	2
Vermont	1
Total	**52**

For exact Christmas Tree Shops locations, visit us at **www.christmastreeshops.com.**

HARMON STORES

Connecticut	2
New Jersey	29
New York	9
Total	**40**

For exact Harmon locations, visit us at **www.harmondiscount.com** or **www.facevalues.com.**

buybuy BABY STORES

Florida	1
Illinois	1
Maryland	1
Michigan	2
New Jersey	3
New York	5
Ohio	1
Virginia	1
Total	**15**

For exact buybuy BABY locations, visit us at **www.buybuybaby.com.**

BED BATH & BEYOND INC.

650 Liberty Avenue
Union, NJ 07083
908/688-0888